

04012347

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Tesco plc

*CURRENT ADDRESS Tesco House
Delamare Road
Cheshunt Herts EN8 9SL

**FORMER NAME

**NEW ADDRESS

PROCESSED
JAN 29 2004
THOMSON FINANCIAL

FILE NO. 82- 3277 FISCAL YEAR

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING) ☐ AR/S (ANNUAL REPORT) ☐

12G32BR (REINSTATEMENT) ☐ SUPPL (OTHER) ☒

DEF 14A (PROXY) ☐

OICF/BY: [illegible]

DATE: 1/22/04

REG-Tesco PLC (TSCO.L) Doc re. Pricing Supplement.

141 words

16 September 2003

15:02

Regulatory News Service

English

(c) 2003

04 JAN 20 AM 7:21

RNS Number:8242P Tesco PLC 16 September 2003

Pricing Supplement

Issuer:	Tesco Plc
Series Number	36
Description:	£20,000,000
Currency/ Principal Amount:	Sterling
Issue Price:	96.01 per cent
Specified Denomination	£100,000
Issue Date:	15 September 2003
Maturity Date:	12 September 2004
ISIN:	XS0176260197

A copy of the above document has been submitted to the UK Listing Authority and will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility, which is situated at:

Financial Services Authority 25 The North Colonnade Canary Wharf London E14 5HS

Tel. no. (0)20 7066 1000

(Documents will normally be available for inspection within six normal business hours of this notice being given).

This information is provided by RNS
The company news service from the London Stock Exchange

 © 2003 Dow Jones Reuters Business Interactive LLC (trading as Factiva). All rights reserved.

END

DOCZQLFFXKBEBBV.

Document RNS0000020030916dz9g0050l

 © 2003 Dow Jones Reuters Business Interactive LLC (trading as Factiva). All rights reserved.

REG-Tesco PLC (TSCO.L) Doc re. Pricing Supplement.

141 words

16 September 2003

14:59

Regulatory News Service

English

(c) 2003

RNS Number:8239P Tesco PLC 16 September 2003

Pricing Supplement

Issuer:	Tesco Plc
Series Number	37
Description:	£10,000,000
Currency/ Principal Amount:	Sterling
Issue Price:	86.63 per cent
Specified Denomination	£100,000
Issue Date:	15 September 2003
Maturity Date:	12 September 2006
ISIN:	XS0176260270

A copy of the above document has been submitted to the UK Listing Authority and will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility, which is situated at:

Financial Services Authority 25 The North Colonnade Canary Wharf London E14 5HS

Tel. no. (0)20 7066 1000

(Documents will normally be available for inspection within six normal business hours of this notice being given).

This information is provided by RNS
The company news service from the London Stock Exchange

© 2003 Dow Jones Reuters Business Interactive LLC (trading as Factiva). All rights reserved.

END

DOCZQLFFXKBEBBX.

Document RNS0000020030916dz9g004xt

 © 2003 Dow Jones Reuters Business Interactive LLC (trading as Factiva). All rights reserved.

REG-Tesco PLC (TSCO.L) Doc re. Pricing Supplement.

141 words

16 September 2003

14:53

Regulatory News Service

English

(c) 2003

RNS Number:8237P Tesco PLC 16 September 2003

Pricing Supplement

Issuer:	Tesco Plc
Series Number	38
Description:	£20,000,000
Currency/ Principal Amount:	Sterling
Issue Price:	91.31 per cent
Specified Denomination	£100,000
Issue Date:	15 September 2003
Maturity Date:	15 September 2005
ISIN:	XS0176260437

A copy of the above document has been submitted to the UK Listing Authority and will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility, which is situated at:

Financial Services Authority 25 The North Colonnade Canary Wharf London E14 5HS

Tel. no. (0)20 7066 1000

(Documents will normally be available for inspection within six normal business hours of this notice being given).

This information is provided by RNS
The company news service from the London Stock Exchange

END

 © 2003 Dow Jones Reuters Business Interactive LLC (trading as Factiva). All rights reserved.

DOCZQLFFXKBZBBK.

Document RNS0000020030916dz9g004v3

 © 2003 Dow Jones Reuters Business Interactive LLC (trading as Factiva). All rights reserved.

RCS-Tesco PLC (TSCO.L) Interim Results - RNS M/stream.

99 words
16 September 2003
07:37
Regulatory News Service
English
(c) 2003

RNS Number:7963P Tesco PLC 16 September 2003

RNS MEDIASTREAM ANNOUNCEMENT

Tesco plc

Presentation - available as webcast

The webcast of the interim results announcement and presentation will be available from approximately 09:00 BST on 16 September 2003.

http://events.simplywebcast.com/tesco - interim - 2003/

The webcast is being produced by Simplywebcast www.simplywebcast.com accredited webcast provider to the London Stock Exchange

http://www.londonstockexchange.com/rns/mediastream/mediastreamasp?RNSNo = 7944P

This information is provided by RNS
The company news service from the London Stock Exchange

END

NRAGUUUGBUPWUUQ.

Document RNS0000020030916dz9g000ab

 © 2003 Dow Jones Reuters Business Interactive LLC (trading as Factiva). All rights reserved.

REG-Tesco PLC (TSCO.L) Interim Results.

3,763 words
16 September 2003
07:29
Regulatory News Service
English
(c) 2003

RNS Number:7944P Tesco PLC 16 September 2003

TESCO PLC
INTERIM STATEMENT OF RESULTS
24 WEEKS ENDED 9 AUGUST 2003

"MORE CUSTOMERS CHOOSE TESCO"

HIGHLIGHTS

- GROUP SALES UP 17.0% - UNDERLYING PRE-TAX PROFIT* OF £661M UP 21.3% - PRE-TAX PROFIT UP 17.4% TO £628M - INTERNATIONAL OPERATING PROFIT UP 66.1% TO £98M - 307,000 EMPLOYEES WORLD-WIDE AND CREATING 22,000 JOBS THIS YEAR

GROUP

- SALES UP 17.0% TO £14.9BN - UNDERLYING DILUTED EPS* UP 17.5% TO 6.39P. DILUTED EPS UP 12.1% TO 5.94P - HALF YEAR DIVIDEND UP 10.7% TO 2.07P

UK

- UK UNDERLYING OPERATING PROFIT UP 16.2% TO £624M - SALES UP 14.2% TO £12.0BN - LIKE FOR LIKE GROWTH OF 6.3%, INCLUDING STRONG VOLUME OF 6.2%

INTERNATIONAL

- TOTAL INTERNATIONAL SALES UP 30.0% TO £3.0BN - TOTAL INTERNATIONAL UNDERLYING OPERATING PROFIT UP 66.1% TO £98M - 47% OF GROUP SPACE

 © 2003 Dow Jones Reuters Business Interactive LLC (trading as Factiva). All rights reserved.

Terry Leahy, Chief Executive, comments:

"It has been an outstanding first half. Customers have told us what they want and we have been doing a better job for them right across the group. Our results show all four parts of the strategy are delivering for customers and shareholders."

* Underlying pre-tax profit excludes net loss on disposal of fixed assets, integration costs and goodwill amortisation.

Underlying operating profit on the following pages refers to operating profit excluding net loss on disposal of fixed assets, integration costs and goodwill amortisation.

FINANCIAL

Group sales including VAT increased by 17.0% to £14.9bn (2002 - £12.7bn).

Group underlying pre-tax profit increased by 21.3% to £661m.

UK sales grew by 14.2% to £12.0bn (2002 - £10.5bn) of which 6.3% came from existing stores and 7.9% from net new stores, including 4.8% from T&S. Existing store growth is driven by strong volumes of 6.2%.

UK underlying operating profit was 16.2% higher at £624m (2002 - £537m). The operating margin increased by 0.1% to 5.7%. Total international sales grew by 30.0% to £3.0bn and contributed £98m to underlying operating profits, up 66.1% on last year.

In The Rest of Europe sales rose by 32.1% to £1.7bn (2002 - £1.3bn) and contributed an underlying operating profit of £57m, up 58.3% on last year.

In Asia sales were up 27.4% to £1.3bn and we made an underlying operating profit of £41m up 78.3% on last year. In the first half we successfully completed the acquisition of the C Two-Network in Japan.

Total joint ventures' and associates' profit (excluding goodwill amortisation) for the first half was £38m compared to £27m last year.

Net interest payable was £99m (2002 - £78m).

Tax has been charged at an effective rate of 31.1% (2002 - 30.3%). Prior to accounting for the net loss on disposal of fixed assets, goodwill amortisation and integration costs, our underlying tax rate was 29.6%

 © 2003 Dow Jones Reuters Business Interactive LLC (trading as Factiva). All rights reserved.

(2002 - 29.7%).

Underlying diluted earnings per share increased by 17.5% to 6.39p (2002 - 5.44p).

The Board has proposed an interim dividend of 2.07p (2002 - 1.87p). This represents an increase of 10.7% in line with our policy set out at the year end. Dividend cover increases to 3.09 times from 2.91 times last half year. The interim dividend will be paid on 28 November 2003 to shareholders on the Register of Members at the close of business on 26 September 2003. Shareholders will continue to have the right to receive the dividend in the form of fully paid ordinary shares instead of cash. The first day of dealing in the new shares will be on 28 November 2003.

Group capital expenditure for the first half was £1.0bn (2002 - £0.9bn). We anticipate group capital expenditure to be around £2.2bn for the full year. UK capital expenditure was £0.7bn, including £402m on new stores and £141m on extensions and refits. Total international capital expenditure was £320m including £151m in Asia and £169m in Europe.

We have a strong balance sheet and gearing has reduced to 72% at the half year. The group generated strong operating cashflow of £1.2bn up 42%.

Net debt at the half year was £5.0bn up £0.3bn of which £0.1bn was due to the purchase of C Two-Network. We anticipate debt increasing to £5.2bn at the year end.

Interest cover remains strong at 7.3 times.

STRATEGY

We have delivered an outstanding performance in the first half and all four parts of our strategy have contributed to this growth.

We await the decision of the Secretary of State on Safeway. We have avoided distraction and have focused on doing the best job for customers and have delivered great results.

No matter what the outcome, we will remain focused on delivering the best for customers.

CORE UK BUSINESS

Customers tell us that we offer great value and in the first half we gained share from all parts of the market. Despite this, our share of the total retail market is just 12.3% and there is a lot left to go for.

 © 2003 Dow Jones Reuters Business Interactive LLC (trading as Factiva). All rights reserved.

We have seen UK sales grow by 14.2%, including 6.2% like for like volume, contributing to 26% volume growth in the last five years. We are particularly pleased with the level of sales in the first half. We have done some things better and sales have also been helped by the good weather.

Customers also tell us they like different store types and in the first half we have been busy developing all formats.

We are pleased with the trading performance of the T&S stores. They are ahead of plan and we are looking to convert 136 stores this year.

Our development programme in the UK is on track with 39 stores opening in the first half. We are planning to open 1.4 million sq. ft. of new selling space this year. This includes 21 Extras and 35 Convenience Express stores.

The refresh programme has made a big difference for customers. It is designed by customers, costs less and returns are greater. This, in addition to other refits and extensions, will mean we have updated over 400 stores in the last two years.

Our step change programme ensures efficiency savings are re-invested for customers. We will deliver savings of over £180m this year. NON FOOD

We are moving towards our goal of being as strong in non food as we are in food.

Our clothing ranges Cherokee, Florence and Fred and Tesco are the fastest growing in the UK both in value and volume. Our garment sales have seen a 37% volume increase. We now have a 4.4% market share and the good news is this area still has significant potential.

RETAILING SERVICES

Tesco Personal Finance goes from strength to strength, and our share of half year profit is £28m, up 64%, and we now have four million customer accounts.

Tesco.com sales grew by 32% and achieved profits of £11m in the first half excluding start ups. Tesco.com has made almost the same profit in the first half as it did in the whole of last year.

Our customers wanted us to move into Telecoms. In the next few weeks we will launch Tesco Mobile. Tesco Talk, our landline service, is helping customers knock up to 30% off their BT home phone bill. Our directory enquiry service, "118 321" was launched last month.

© 2003 Dow Jones Reuters Business Interactive LLC (trading as Factiva). All rights reserved.

INTERNATIONAL

We are making substantial progress in our international business with sales up 30% and profits up 66%. We are trading well against our competitors and have grown market share in all markets despite challenging economic conditions. Our operating margins have increased to 3.7% from 2.9%. We have already become one of the leading and most profitable international operators in Europe and Asia and there is a lot more to go for.

We are still able to grow our overseas businesses with a further 37 hypermarkets opening this year, therefore continuing to develop our long term plans even though economic conditions are challenging. We did the same in the UK in the early 1990's and built the strong position we have today.

We demonstrated at our year end that we had achieved the targets for the emerging markets set out in 1999. We continue to make good progress in sales, profits and returns. Our lead countries, Hungary and Thailand are delivering returns close to our first hurdle of 15% and are close to self financing. In Poland we have completed the integration of the HIT stores which we acquired in July last year. We are opening four stores this year building a leading business for the long term.

In the Czech Republic and Slovakia we are seeing better like for like sales. This has been on the back of a stronger pricing position in both countries.

In Hungary where we have a leading position our sales have been strong. We have opened two smaller 50,000 sq. ft. hypermarkets that are trading well over budget.

This year we will be opening 22 hypermarkets in Central Europe taking the total to 88, giving us the largest portfolio of hypermarkets across the region.

In Ireland the Tesco offer is gaining customers and market share. This is driven by the new store opening programme and market leading like for like sales growth.

We have established a strong position in Thailand with 55 stores. We are growing faster than anyone else through hypermarkets and our new up country Value stores. Our 10 Express convenience stores are working well and we will be opening an additional 40 in and around Bangkok over the next two years.

Despite the economic slowdown and tightening of credit availability in Korea, we are pleased with our progress. Korea has seen a strong increase in sales, profits and returns this year.

In Taiwan we have substantially improved our retail performance and this is reflected in the strong sales performance of all stores. We plan to open a further 6 stores in the next 2 - 3 years.

 © 2003 Dow Jones Reuters Business Interactive LLC (trading as Factiva). All rights reserved.

In Malaysia, we are gaining momentum and have a further 4 stores opening in 2004 which doubles our number of stores.

A modern supply chain is critical to improving productivity and margins and achieving returns. We are developing an industry leading supply chain across our international business with state of the art depots including the largest in Asia in Korea.

In the first half we have successfully completed the acquisition of the C Two-Network in Japan. The C Two-Network is a small, price leading retailer with 78 stores in Tokyo. It is a profitable business with strong management. The C Two team will be working with a small Tesco team formulating the detailed store development plans for the next few years.

We continue to explore opportunities in China and Turkey.

CORPORATE SOCIAL RESPONSIBILITY

We ensure that our stores reflect the communities in which they operate. Highlights include:-

- Becoming the top company in the Business in the Community survey for the food and drug sector; - Through our Computers for Schools programme giving away over £84m of Computer equipment in recent years; - Our award winning Race for Life sponsorship, with 300,000 people taking part at 130 separate venues in aid of Cancer Research UK; - Opening our regeneration partnership in Shettlestone with a further two opening in Warrington and Batley in October; and - Establishing programmes to support a Charity of the Year in Poland and local charities in the Czech and Slovakia.

Our staff share in our success. This year staff have benefited from Save as you Earn, Buy as you Earn and over £57m given in profit share. Our Shares in Success scheme is open to all staff with one year's service. Over 100,000 of our staff are now shareholders.

-ends-

Contacts

Press	Lucy Neville-Rolfe	01992 646606
	Angus Maitland - The Maitland Consultancy	020 7379 5151
Analysts	Steven N Butler	01992 644800
	Lucy Cross	01992 646663

 © 2003 Dow Jones Reuters Business Interactive LLC (trading as Factiva). All rights reserved.

This document is available via the Internet at www.tesco.com

Today there will be an analysts meeting at 9.00am and a press conference at 12.30pm both at The Royal Bank of Scotland, 280 Bishopsgate, London EC2M 4RB. TESCO PLC GROUP PROFIT AND LOSS ACCOUNT

24 weeks ended 9 August 2003	Note	2003 £m	2002 £m	Increase %
Sales at net selling prices	2	14,901	12,733	17.0
Turnover including share of joint ventures		13,795	11,820	
Less: share of joint ventures' turnover		(95)	(80)	
Group turnover excluding value added tax	2	13,700	11,740	16.7
- Normal operating expenses		(12,953)	(11,123)	
- Employee profit sharing		(25)	(21)	
- Integration costs		(8)	-	
- Goodwill amortisation		(22)	(4)	
Operating profit		692	592	16.9
Share of operating profit of joint ventures and associates		37	27	
Net loss on disposal of fixed assets		(2)	(6)	
Profit on ordinary activities before interest and taxation		727	613	18.6
Net interest payable		(99)	(78)	
Profit on ordinary activities before taxation		628	535	17.4
Underlying profit before net loss on disposal of fixed assets, integration costs and goodwill amortisation		661	545	21.3

 © 2003 Dow Jones Reuters Business Interactive LLC (trading as Factiva). All rights reserved.

	Note			
Net loss on disposal of fixed assets		(2)	(6)	
Integration costs		(8)	-	
Goodwill amortisation		(22)	(4)	
Goodwill amortisation in joint ventures and associates		(1)	-	
Tax on profit on ordinary activities		(195)	(162)	
Profit on ordinary activities after taxation		433	373	16.1
Minority interests		(2)	-	
Profit for the financial period		431	373	15.5
Dividends		(151)	(131)	
Retained profit for the financial period		280	242	
		Pence	Pence	
Earnings per share	4	5.97	5.36	
Adjusted for net loss on disposal of fixed assets after taxation		0.03	0.08	
Adjusted for integration costs		0.10	0.00	
Adjusted for goodwill amortisation		0.32	0.06	
Underlying earnings per share	4	6.42	5.50	16.7
Diluted earnings per share	4	5.94	5.30	
Adjusted for net loss on disposal of fixed assets after taxation		0.03	0.08	
Adjusted for integration costs		0.10	0.00	
Adjusted for goodwill amortisation		0.32	0.06	
Underlying diluted earnings per share	4	6.39	5.44	17.5
Dividend per share		2.07	1.87	10.7
Dividend cover (times)		3.09	2.91	

TESCO PLC GROUP BALANCE SHEET

	9 Aug 2003 £m	22 Feb 2003 £m	10 Aug 2002 £m

 © 2003 Dow Jones Reuters Business Interactive LLC (trading as Factiva). All rights reserved.

Fixed assets

Intangible assets	995	890	152
Tangible assets	13,572	12,828	11,661
Investments	53	59	66
Investments in joint ventures	286	266	246
Investments in associated undertakings	19	18	17
	-------	-------	--------
	14,925	14,061	12,142.

Current assets

Stocks	1,117	1,140	957
Debtors	663	662	893
Investments	202	239	235
Cash at bank and in hand	490	399	397
	-------	-------	--------
	2,472	2,440	2,482
Creditors: falling due within one year	(5,591)	(5,372)	(5,271)
	-------	-------	--------
Net current liabilities	(3,119)	(2,932)	(2,789)
	-------	-------	--------
Total assets less current liabilities	11,806	11,129	9,353
Creditors: falling due after more than one	(4,273)	(4,049)	(3,052)

year

Provisions for liabilities and charges	(535)	(521)	(459)
	-------	-------	--------
Total net assets	6,998	6,559	5,842
	=======	=======	========

Capital and Reserves

Called up share capital	366	362	351
Share premium account	2,610	2,465	2,056
Other reserves	40	40	40
Profit and loss account	3,936	3,649	3,351
	-------	-------	--------
Equity shareholders' funds	6,952	6,516	5,798
Minority interests	46	43	44
	-------	-------	--------
Total capital employed	6,998	6,559	5,842
	=======	=======	========

TESCO PLC GROUP CASH FLOW STATEMENT

© 2003 Dow Jones Reuters Business Interactive LLC (trading as Factiva). All rights reserved.

24 weeks ended 9 August 2003	Note	2003 £m	2002 £m
Net cash inflow from operating activities	5	1,207	849

Dividends from joint ventures and associates

Income received from joint ventures	1	4

Returns on investments and servicing of finance

Interest received	32	20
Interest paid	(131)	(125)
Interest element of finance lease rental payments	(2)	(2)
Cash received on sale of financial instruments	171	-

Net cash inflow/(outflow) from returns on investments

and servicing of finance	70	(107)
Taxation	(157)	(145)

Capital expenditure and financial investment

Payments to acquire tangible fixed assets	(1,023)	(864)
Receipts from sale of tangible fixed assets	28	3
Purchase of own shares	(51)	(33)

Net cash outflow from capital expenditure and financial

investment	(1,046)	(894)

Acquisitions and disposals

Purchase of subsidiary undertakings	(164)	(1)
Net cash at bank and in hand acquired with subsidiaries	31	-
Invested in joint ventures	(23)	(13)
Invested in associated undertakings and other investments	(3)	(386)
Net cash outflow from acquisitions and disposals	(159)	

(400).

 © 2003 Dow Jones Reuters Business Interactive LLC (trading as Factiva). All rights reserved.

Equity dividends paid	(167)	(247)
Cash outflow before use of liquid resources and	(251)	(940)

financing

Management of liquid resources

Decrease/(increase) in short-term deposits	37	(9)

Financing

Ordinary shares issued for cash	12	27
Increase in other loans	245	887
New finance leases	75	-
Capital element of finance leases repaid	(29)	(14)
Net cash inflow from financing	303	900
Increase / (Decrease) in cash	89	(49)

TESCO PLC GROUP CASH FLOW STATEMENT (continued)

24 weeks ended 9 August 2003	Note	2003 £m	2002 £m

Reconciliation of net cash flow to movement in net debt

Increase/(decrease) in cash		89	(49)
Cash inflow from increase in debt and lease financing		(291)	(873)
(Decrease)/increase in liquid resources		(37)	9
Loans acquired with subsidiary		(2)	-

Amortisation of 4% unsecured deep discount loan stock,

RPI bond and LPI bond		(8)	(8)
Other non-cash movements		-	(15)
Foreign exchange differences		(7)	(8)
Increase in net debt		(256)	
(944).			
Opening net debt at February	6	(4,737)	(3,560)

 © 2003 Dow Jones Reuters Business Interactive LLC (trading as Factiva). All rights reserved.

Closing net debt at August	6	(4,993)	(4,504)

TESCO PLC GROUP STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES

24 weeks ended 9 August 2003	2003 £m	2002 £m
Profit for the financial period	431	373
Gain/(Loss) on foreign currency net investments	8	(19)
Total recognised gains and losses relating to the financial period	439	354

RECONCILIATION OF MOVEMENTS IN SHAREHOLDERS' FUNDS

24 weeks ended 9 August 2003	2003 £m	2002 £m
Profit for the financial period	431	373
Dividends	(151)	(131)
	280	242
Gain/(Loss) on foreign currency net investments	8	(19)
New share capital subscribed less expenses	5	19
Payment of dividends by shares in lieu of cash	143	26
Net addition to shareholders' funds	436	268
Opening shareholders' funds at February	6,516	5,530
Closing shareholders' funds at August	6,952	5,798

TESCO PLC NOTES TO THE ACCOUNTS

The figures for the 52 weeks ended 22 February 2003 have been extracted from the accounts which have been filed with the Registrar of Companies and which contain an unqualified audit report and did not include a statement under section 237(2) or (3) of the Companies Act 1985.

© 2003 Dow Jones Reuters Business Interactive LLC (trading as Factiva). All rights reserved.

The accounts for the 24 weeks ended 9 August 2003 were approved by the Directors on 15 September 2003.

Note 1 Accounting policies

These financial statements have been prepared using the accounting policies set out in the Annual Report and Financial Statements 2003.

Note 2 Group turnover analysis

24 weeks ended 9 August 2003	2003 £m	2002 £m	Increase %
Sales (inc VAT)			
UK	11,951	10,464	14.2
Rest of Europe *	1,667	1,262	32.1
Asia *	1,283	1,007	27.4
Group	14,901	12,733	17.0
Turnover (ex VAT)			
UK	11,020	9,675	13.9
Rest of Europe *	1,478	1,123	31.6
Asia *	1,202	942	27.6
Group	13,700	11,740	16.7

Note 3 Group operating profit analysis

	2003 £m	2002 £m	Increase %
UK	624	537	16.2
Rest of Europe	57	36	58.3
Asia	41	23	78.3
	722	596	21.1
Integration	(8)	-	
Goodwill amortisation	(22)	(4)	
Operating profit	692	592	16.9

 © 2003 Dow Jones Reuters Business Interactive LLC (trading as Factiva). All rights reserved.

UK operating margin	5.7%	5.6%
Rest of Europe operating margin	3.9%	3.2%
Asia operating margin	3.4%	2.4%

* Results for Rest of Europe and Asia are for the period ended 30 June 2003, with the exception of the Republic of Ireland which is to 9 August 2003.

TESCO PLC NOTES TO THE ACCOUNTS (continued)

Note 4 Earnings per share and diluted earnings per share

The calculation of earnings, including and excluding net loss on disposal of fixed assets, integration costs and goodwill amortisation, is based on the profit for the period of £431m (2002 - £373m).

For the purpose of calculating earnings per share, the number of shares is the weighted average in issue during the 24 weeks of 7,224m (2002 - 6,960m).

	24 weeks 2003	24 weeks 2002
Weighted average number of diluted share options	38	82
Weighted average number of shares in issue in the period	7,224	6,960
Total number of shares for calculating diluted earnings per share (million)	7,262	7,042

Note 5 Reconciliation of operating profit to net cash inflow from operating activities

	24 weeks 2003 £m	24 weeks 2002 £m
Operating profit	692	592
Depreciation and amortisation	336	270
Decrease/(increase) in stocks	35	(27)

 © 2003 Dow Jones Reuters Business Interactive LLC (trading as Factiva). All rights reserved.

Increase in development property	(1)	-
Decrease in debtors	60	13
Increase in trade creditors	19	34
Increase/(decrease) in other creditors	66	(33)
Decrease/(increase) in working capital	179	(13)
Net cash inflow from operating activities	1,207	849

TESCO PLC NOTES TO THE ACCOUNTS (continued)

Note 6 Analysis of changes in net debt

	At 22 Feb 2003	Cash flow	Acquisitions	Other non cash changes	Exchange movements	At 9 Aug 2003
	£m	£m	£m	£m	£m	£m
Cash at and in hand	399	89	-	-	2	490
Money market investments and deposits	239	(37)	-	-	-	202
Bank and other loans	(1,286)	(76)	-	-	(5)	(1,367)
Finance leases	(55)	(10)	-	-	-	(65)
Debt due within one year	(1,341)	(86)	-	-	(5)	(1,432)
Bank and other loans	(3,863)	(169)	(2)	(8)	(4)	(4,046)
Finance leases	(171)	(36)	-	-	-	(207)

 © 2003 Dow Jones Reuters Business Interactive LLC (trading as Factiva). All rights reserved.

Debt due after

one year	(4,034)	(205)	(2)	(8)	(4)	(4,253)
	-------	-------	---------	-------	--------	--------
	(4,737)	(239)	(2)	(8)	(7)	(4,993)
	=======	=======	=========	=======	========	========

Note 7 Acquisitions

On 17th July 2003, the company acquired a controlling interest in C Two-Network, a Japanese food retailer, for £166m including acquisition costs.

This acquisition has been accounted for using acquisition accounting. Net assets acquired totalled £43m. A fair value assessment is currently being undertaken, and any adjustments will be made in the second half of the year.

Webcast URL http://events.simplywebcast.com/tesco - interim - 2003/

This information is provided by RNS
The company news service from the London Stock Exchange

END IR IFFLIAVIELIV.

Document RNS0000020030916dz9g0009h

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REG-Tesco PLC (TSCO.L) Director Shareholding.

157 words
10 September 2003
16:27
Regulatory News Service
English
(c) 2003

.

RNS Number:6270P Tesco PLC 10 September 2003

TESCO PLC

Notification of Interest of Directors and Connected Persons

Tesco PLC announces that, on 10 September 2003, 6,963 Ordinary Shares of 5p each in the Company were transferred by Tesco Quest Limited, as trustee of the Tesco Qualifying Employee Share Ownership Trust, to satisfy options exercised by employees under the Company's Savings-Related Share Option Scheme (1981). As a result of the transfer, R S Ager, J Gardiner, J Gildersleeve, A Higginson, Sir Terence Leahy, T J R Mason, D E Reid, P A Clarke, D T Potts who are beneficiaries of the trust, ceased to have an interest in the 6,963 Ordinary Shares of 5p each in the Company.

Enquiries:

M J Field Deputy Secretary Tesco PLC Tel:-(01992) 632222

This information is provided by RNS
The company news service from the London Stock Exchange

END

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Document RNS0000020030910dz9a004pw

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REG-Tesco PLC (TSCO.L) Directorate Change.

754 words
10 September 2003
07:21
Regulatory News Service
English
(c) 2003

RNS Number:5869P Tesco PLC 10 September 2003

TESCO ANNOUNCES PLC BOARD CHANGES

Tesco Plc today announced a series of changes as part of the long time development of its Board.

David Reid will become Non-Executive Chairman at the beginning of April, as already announced. John Gildersleeve and Rowley Ager are due to retire in March.

At that time, Richard Brasher, who currently leads the company's non-food commercial activities, will join the Plc Board and will succeed John Gildersleeve as Commercial and Trading Director.

Lucy Neville-Rolfe will succeed Rowley Ager as Company Secretary and will join the Plc Executive Committee. She will retain her existing responsibilities for Corporate Affairs.

Philip Clarke, currently Logistics and IT Director, will become the Director responsible for International Operations at the end of December, retaining his group responsibilities for IT. There will be some other adjustment to portfolios (see below).

Commenting on the change John Gardiner, Chairman of Tesco, said

"The Board is grateful to John Gildersleeve and Rowley Ager for the tremendous job they've done for Tesco over many years. Tesco has a strong record of succession planning and these appointments mark a further step in the Board's evolution."

From April 2004 the Board will comprise

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David Reid - Chairman, Non Executive Rodney Chase CBE - Deputy Chairman and Senior Non Executive Director Sir Terry Leahy - Chief Executive Richard Brasher - Commercial and Trading Philip Clarke - International and IT Andrew Higginson - Finance and Strategy Tim Mason - Marketing, E-Commerce, Property and Republic of Ireland David Potts - Retail and Logistics Charles Allen CBE - non executive E.Mervyn Davies CBE - non executive Dr Harald Einsmann - non executive Veronique Morali - non executive Graham Pimlott - non executive

. . . .

Lucy Neville Rolfe - Company Secretary. ADDITIONAL INFORMATION

Richard Brasher, 42, joined Tesco from RHM in 1983; he had also worked at Unilever. For the last three years he has led the company's non-food commercial and trading activities. Prior to that he was UK Marketing Director and spent time as a store manager and in a number of buying roles.

Lucy Neville-Rolfe, 50, has been Group Director of Corporate Affairs since 1997, responsible for internal and external communications, investor and government relations, CSR and competition issues. Before that she was a member of the Senior Civil Service at 10 Downing Street and the Cabinet Office. She is a non-Executive Director on the Board of the Foreign Office.

Philip Clarke, 43, has spent 29 years at Tesco starting while he was at school and university. He worked in retail, commercial and marketing before his appointment as Regional Manager in Scotland and the North of England in 1995. Since his appointment to the Board in 1998, he has had responsibility for UK distribution, supply chain and IT. In his new role he will divide his time between our operations in Central Europe and Asia and his current group wide responsibilities for IT.

Andrew Higginson, 46, adds Corporate Strategy to his responsibilities. He joined the Board as Group Finance Director in 1997. Prior to that he had been Finance Director of the Burton Group. He started his career at Unilever and Guinness, before becoming Group Finance Director of Laura Ashley. He is a member of 100 Group of Finance Directors and Non-Executive Director of C and J Clark Limited.

Tim Mason, 46, will add responsibility for the Republic of Ireland and UK Property Acquisition to his responsibilities for marketing, property services, E-Commerce and as a Non-Executive Director of Tesco Personal Finance and Tesco Mobile. He was appointed to the Board in 1995. He joined Tesco in 1982. He is a Non-Executive Director of Capital Radio Plc and a Director of Business in the Community.

David Potts, 46, adds UK Distribution to his responsibilities for Retail. David was appointed to the Board in 1998. He joined Tesco as a general assistant at the age of 16 in 1973 and has held a range of store and head office positions. From 1997 he directed the integration of our businesses in Northern Ireland and the

 © 2003 Dow Jones Reuters Business Interactive LLC (trading as Factiva). All rights reserved.

Republic of Ireland before returning to the UK in his current role in July 2000.

For further information please consult the annual report - it is available on the web at www.tesco.com/corporateinfo/

Investors :	Steve Butler	01992 644800
Press :	Julie McGuckian	01992 644645
	Angus Maitland, The Maitland Consultancy	020 7379 5151

This information is provided by RNS
The company news service from the London Stock Exchange

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REG-Tesco PLC (TSCO.L) Director Shareholding.

157 words
3 September 2003
11:32
Regulatory News Service
English
(c) 2003

RNS Number:3344P Tesco PLC 03 September 2003

TESCO PLC

Notification of Interest of Directors and Connected Persons

Tesco PLC announces that, on 3 September 2003, 13,682 Ordinary Shares of 5p each in the Company were transferred by Tesco Quest Limited, as trustee of the Tesco Qualifying Employee Share Ownership Trust, to satisfy options exercised by employees under the Company's Savings-Related Share Option Scheme (1981). As a result of the transfer, R S Ager, J Gardiner, J Gildersleeve, A Higginson, Sir Terence Leahy, T J R Mason, D E Reid, P A Clarke, D T Potts who are beneficiaries of the trust, ceased to have an interest in the 13,682 Ordinary Shares of 5p each in the Company.

Enquiries:

M J Field Deputy Secretary Tesco PLC Tel:-(01992) 632222

This information is provided by RNS
The company news service from the London Stock Exchange

END

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REG-Tesco PLC (TSCO.L) Tesco - Low-cost Home Calls.

370 words
1 September 2003
08:36
Regulatory News Service
English
(c) 2003

RNS Number:2141P Tesco PLC 01 September 2003

TESCO TALK LAUNCHES WITH LOW-COST CALLS FROM HOME

Tesco Talk launches three great value-for-money phone tariffs today - with Clubcard points on all calls.

All three tariffs offer highly competitive rates so customers can save on their home phone call charges whatever their usage. For example a customer on Tesco Talk 1, designed for light users, could save 30 per cent*, or nearly £40 a year, when compared to the BT Standard tariff.

Andy Dewhurst, CEO of Tesco Telecom said: "By switching to Tesco Talk, BT phone users could slash the price of their monthly home phone calls by up to 30 per cent. By providing competition we will encourage our customers to look hard at their bills and shop around as they already do for things like car insurance.

"Customers have told us they want savings on their phone calls from a brand they can trust, without compromising quality or service. Our trial in East Anglia gives us confidence that Tesco can be successful in this market."

Customers who phone abroad could also see their phone bill cut as Tesco Talk is cutting the price of calls to only 4p a minute for 10 popular destinations for all three tariffs, what ever the time of day (Australia, Canada, France, Germany, Ireland, Italy, Netherlands, Spain, Switzerland and USA).

Tesco Talk takes the hassle out of switching - simply visit www.tesco.com , call 0845 300 70 80 or pick up a leaflet in store to apply. It's as easy as anything to switch.

Ends

For further information please contact:

 © 2003 Dow Jones Reuters Business Interactive LLC (trading as Factiva). All rights reserved.

Press:	Lucy Neville-Rolfe	01992 644141
Investor relations:	Steven N Butler	01992 644800

Notes to editors:

* Based on average monthly call charges calculated by Tesco in Aug 03 for Tesco Talk 1,2 & 3 compared to BT Standard, BT Together Options 2 & 3 (excluding Friends and Family) using call profile from Cable & Wireless June 03 & OFTEL's Fixed Line Market Information Update May 03. See www.tesco.com for details.

This information is provided by RNS
The company news service from the London Stock Exchange

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REG-Tesco PLC (TSCO.L) Tesco Price Cuts.

271 words
29 August 2003
09:33
Regulatory News Service
English
(c) 2003

RNS Number:1618P Tesco PLC 29 August 2003

TESCO SLASHES PRICES BY £60 MILLION

Tesco will slash prices by £60 million on hundreds of products across its 780 UK stores from Monday (September 1) - with some prices falling by as much as 46 per cent.

This latest round of long-term cuts - an average of 12 per cent on over 350 products - will be welcomed by shoppers across the country who want to save money on their shopping. Reductions cover every area of the store including ready meals, fruit and vegetables, meat, snacks, wine, health and beauty, homewares, and toys.

Announcing the price cuts, Tesco director Tim Mason said: "Everyone wants to save money on their weekly shop. Customers vote with their feet and we're committed to continuing to win customers by cutting prices and helping them spend less every day.

"These price cuts focus on the essential items people buy every week. Customers want to know they're getting the best deal when they shop so we check the prices of 10,000 items every week to make sure we offer unbeatable value.

"We've invested £1.2 billion in reducing prices and this creates a virtuous circle for us. By reducing price we increase volumes which helps us buy for less - and when we buy for less we pass these savings on to customers."

Ends

For further information contact:

Investor relations: Steven N Butler
Tel: 01992 644800
Press: Greg Sage
Tel: 01992 644645

 © 2003 Dow Jones Reuters Business Interactive LLC (trading as Factiva). All rights reserved.

This information is provided by RNS
The company news service from the London Stock Exchange

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REG-Tesco PLC (TSCO.L) Director Shareholding.

139 words
28 August 2003
15:30
Regulatory News Service
English
(c) 2003

.

RNS Number:1385P Tesco PLC 28 August 2003

Tesco PLC ("the Company")

DIRECTORS SHAREHOLDING

Tesco PLC has today been notified that on Friday 22 August 2003, the Trustees of the Tesco Employee Share Incentive Plan purchased Ordinary Shares of 5 pence each in the Company at a price of 215.50p per share on behalf of the Directors below:

Director	Number of Shares	
R S Ager	51	
P A Clarke	51	
J Gildersleeve	51	
A Higginson	51	
T P Leahy	51	
T J R Mason	102	(includes 51 shares in the name of Mrs Fiona Mason)
D T Potts	51	
D E Reid	51	

Enquiries:

 © 2003 Dow Jones Reuters Business Interactive LLC (trading as Factiva). All rights reserved.

M J Field

Deputy Secretary

Tesco PLC

Tel: 01992 632222

This information is provided by RNS
The company news service from the London Stock Exchange

END

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REG-Tesco PLC (TSCO.L) Director Shareholding.

157 words
27 August 2003
11:53
Regulatory News Service
English
(c) 2003

RNS Number:0698P Tesco PLC 27 August 2003

TESCO PLC

Notification of Interest of Directors and Connected Persons

Tesco PLC announces that, on 27 August 2003, 16,172 Ordinary Shares of 5p each in the Company were transferred by Tesco Quest Limited, as trustee of the Tesco Qualifying Employee Share Ownership Trust, to satisfy options exercised by employees under the Company's Savings-Related Share Option Scheme (1981). As a result of the transfer, R S Ager, J Gardiner, J Gildersleeve, A Higginson, Sir Terence Leahy, T J R Mason, D E Reid, P A Clarke, D T Potts who are beneficiaries of the trust, ceased to have an interest in the 16,172 Ordinary Shares of 5p each in the Company.

Enquiries:

M J Field

Deputy Secretary

Tesco PLC

Tel:-(01992) 632222

This information is provided by RNS
The company news service from the London Stock Exchange

 © 2003 Dow Jones Reuters Business Interactive LLC (trading as Factiva). All rights reserved.

END

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REG-Tesco PLC (TSCO.L) Director Shareholding.

157 words
20 August 2003
15:11
Regulatory News Service
English
(c) 2003

RNS Number:8864O Tesco PLC 20 August 2003

TESCO PLC

Notification of Interest of Directors and Connected Persons

Tesco PLC announces that, on 20 August 2003, 49,900 Ordinary Shares of 5p each in the Company were transferred by Tesco Quest Limited, as trustee of the Tesco Qualifying Employee Share Ownership Trust, to satisfy options exercised by employees under the Company's Savings-Related Share Option Scheme (1981). As a result of the transfer, R S Ager, J Gardiner, J Gildersleeve, A Higginson, Sir Terence Leahy, T J R Mason, D E Reid, P A Clarke, D T Potts who are beneficiaries of the trust, ceased to have an interest in the 49,900 Ordinary Shares of 5p each in the Company.

Enquiries:

M J Field Deputy Secretary Tesco PLC Tel:-(01992) 632222

This information is provided by RNS
The company news service from the London Stock Exchange

END

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REG-Tesco PLC (TSCO.L) Director Shareholding.

157 words
13 August 2003
09:58
Regulatory News Service
English
(c) 2003

.

RNS Number:6185O Tesco PLC 13 August 2003

TESCO PLC

Notification of Interest of Directors and Connected Persons

Tesco PLC announces that, on 13 August 2003, 158,827 Ordinary Shares of 5p each in the Company were transferred by Tesco Quest Limited, as trustee of the Tesco Qualifying Employee Share Ownership Trust, to satisfy options exercised by employees under the Company's Savings-Related Share Option Scheme (1981). As a result of the transfer, R S Ager, J Gardiner, J Gildersleeve, A Higginson, Sir Terence Leahy, T J R Mason, D E Reid, P A Clarke, D T Potts who are beneficiaries of the trust, ceased to have an interest in the 158,827 Ordinary Shares of 5p each in the Company.

Enquiries:

M J Field Deputy Secretary Tesco PLC Tel:-(01992) 632222

This information is provided by RNS
The company news service from the London Stock Exchange

END

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REG-Tesco PLC (TSCO.L) Director Shareholding.

177 words

11 August 2003

14:33

Regulatory News Service

English

(c) 2003

.

RNS Number:5412O Tesco PLC 11 August 2003

TESCO PLC

Notification of Interest of Directors and Connected Persons

Tesco PLC announces that, on 11th August 2003, 2,905,116 Ordinary Shares of 5p each in the Company were allotted and issued to Tesco QUEST Limited, as trustee of the Tesco Qualifying Employee Share Ownership Trust, at a subscription price of 220.75p per share pursuant to the Company's Savings-Related Share Option Scheme (1981). As a result of the allotment and issue, R S Ager, J Gardiner, J Gildersleeve, A T Higginson, Sir Terence Leahy, T J R Mason, D E Reid, P A Clarke, D T Potts all collectively have an interest in the 2,905,116 Ordinary Shares of 5p each in the Company as the beneficiaries of the trust include all employees of the group including these Directors.

```
Enquiries:              M J Field
                        Deputy Secretary
                        Tesco PLC
                        Tel:-(01992) 632222
```

 © 2003 Dow Jones Reuters Business Interactive LLC (trading as Factiva). All rights reserved.

This information is provided by RNS
The company news service from the London Stock Exchange

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REG-Tesco PLC (TSCO.L) Director Shareholding.

157 words

6 August 2003

17:05

Regulatory News Service

English

(c) 2003

RNS Number:4153O Tesco PLC 06 August 2003

TESCO PLC

Notification of Interest of Directors and Connected Persons

Tesco PLC announces that, on 6 August 2003, 52,503 Ordinary Shares of 5p each in the Company were transferred by Tesco Quest Limited, as trustee of the Tesco Qualifying Employee Share Ownership Trust, to satisfy options exercised by employees under the Company's Savings-Related Share Option Scheme (1981). As a result of the transfer, R S Ager, J Gardiner, J Gildersleeve, A Higginson, Sir Terence Leahy, T J R Mason, D E Reid, P A Clarke, D T Potts who are beneficiaries of the trust, ceased to have an interest in the 52,503 Ordinary Shares of 5p each in the Company.

Enquiries:

M J Field Deputy Secretary Tesco PLC Tel:-(01992) 632222

```
This information is provided by RNS
The company news service from the London Stock Exchange
```


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REG-Tesco PLC (TSCO.L) Director Shareholding.

157 words
30 July 2003
16:14
Regulatory News Service
English
(c) 2003

RNS Number:1527O Tesco PLC 30 July 2003

TESCO PLC

Notification of Interest of Directors and Connected Persons

Tesco PLC announces that, on 30 July 2003, 86,313 Ordinary Shares of 5p each in the Company were transferred by Tesco Quest Limited, as trustee of the Tesco Qualifying Employee Share Ownership Trust, to satisfy options exercised by employees under the Company's Savings-Related Share Option Scheme (1981). As a result of the transfer, R S Ager, J Gardiner, J Gildersleeve, A Higginson, Sir Terence Leahy, T J R Mason, D E Reid, P A Clarke, D T Potts who are beneficiaries of the trust, ceased to have an interest in the 86,313 Ordinary Shares of 5p each in the Company.

Enquiries:

M J Field Deputy Secretary Tesco PLC Tel:-(01992) 632222

This information is provided by RNS
The company news service from the London Stock Exchange

END

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REG-Tesco PLC (TSCO.L) Director Shareholding.

139 words

28 July 2003

16:30

Regulatory News Service

English

(c) 2003

.

RNS Number:0448O Tesco PLC 28 July 2003

Tesco PLC ("the Company")

DIRECTORS SHAREHOLDING

Tesco PLC has today been notified that on Friday 25 July 2003, the Trustees of the Tesco Employee Share Incentive Plan purchased Ordinary Shares of 5 pence each in the Company at a price of 219.25p per share on behalf of the Directors below:

Director	Number of Shares	
R S Ager	50	
P A Clarke	50	
J Gildersleeve	50	
A Higginson	50	
T P Leahy	50	
T J R Mason	100	(includes 50 shares in the name of Mrs Fiona Mason)
D T Potts	50	
D E Reid	50	

Enquiries:

M J Field

 © 2003 Dow Jones Reuters Business Interactive LLC (trading as Factiva). All rights reserved.

Deputy Secretary

Tesco PLC

Tel: 01992 632222

This information is provided by RNS
The company news service from the London Stock Exchange

END

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REG-Tesco PLC (TSCO.L) Director Shareholding.

157 words
23 July 2003
15:39
Regulatory News Service
English
(c) 2003

RNS Number:8869N Tesco PLC 23 July 2003

TESCO PLC

Notification of Interest of Directors and Connected Persons

Tesco PLC announces that, on 23 July 2003, 336,199 Ordinary Shares of 5p each in the Company were transferred by Tesco Quest Limited, as trustee of the Tesco Qualifying Employee Share Ownership Trust, to satisfy options exercised by employees under the Company's Savings-Related Share Option Scheme (1981). As a result of the transfer, R S Ager, J Gardiner, J Gildersleeve, A Higginson, Sir Terence Leahy, T J R Mason, D E Reid, P A Clarke, D T Potts who are beneficiaries of the trust, ceased to have an interest in the 336,199 Ordinary Shares of 5p each in the Company.

Enquiries:

M J Field Deputy Secretary Tesco PLC Tel:-(01992) 632222

This information is provided by RNS
The company news service from the London Stock Exchange

 © 2003 Dow Jones Reuters Business Interactive LLC (trading as Factiva). All rights reserved.

END

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Tesco PLC
21 July 2003

TESCO PLC ('the Company')

DISCLOSURE OF INTEREST IN SHARES

The Company has today been informed by a letter dated 17 July 2003 that as at the close of business on 16 July 2003, Barclays PLC through various legal entities, had an interest in 220,166,138 ordinary shares of 5p each of the Company. This represents 3.01% of the share capital of the Company.

Enquiries

M J Field
Deputy Secretary
Tesco PLC
01992 632222

This information is provided by RNS
The company news service from the London Stock Exchange

REG-Tesco PLC (TSCO.L) Tesco - Innovation and Jobs.

468 words
17 July 2003
11:03
Regulatory News Service
English
(c) 2003

.

RNS Number:6582N Tesco PLC 17 July 2003

17 July 2003

Tesco - Innovation and Jobs

Tesco is today announcing the creation of around 3500 new jobs in several different areas.

-Tesco Express

1,400 new jobs will be created as part of the plan to convert One Stop stores to Tesco Express.
The first converted stores are opening this week in Milton Keynes, Oldham, Reading and Wickford and will bring many benefits to local shoppers including a greater range and lower prices.

-New Jobs in Existing Stores

Strong trading performance has led to the creation of an additional 2000 jobs in store. With stores busier than ever, extra positions have been created across the country to make sure that our customers get the best possible service.

-Tesco Telecoms

A further 50 jobs will be created in Tesco Telecoms over the next 12 months. Tesco Talk, our fixed line offer, is due to launch in September. Tesco Mobile aims to launch later this year with branded pre-paid phones on sale in stores and through Tesco.com in time for Christmas. This innovative new service will see great value and convenience for customers with supermarket style offers for mobile customers.

-Business Support Centre

 © 2003 Dow Jones Reuters Business Interactive LLC (trading as Factiva). All rights reserved.

To support these growing areas and the rest of the business Tesco is also announcing the development of a new high tech centre focused on IT and developing common business support processes. The centre will be located in Bangalore, India where Tesco already has a non-food sourcing team and will be operational by the middle of next year.

Although 350 roles will transfer to the new service centre from Tesco UK operations over the next 12 months, decisions like this make UK jobs more secure because the Tesco business will be stronger and more able to grow. The best possible support will be put in place to help any member of staff who is affected and consultations with the unions have already begun. Those who want to stay and are willing to change their role and location will be able to do so.

David Potts, Retail Director said:

"The new jobs we are announcing come in addition to the 10,000 new UK jobs we announced during our annual results. We now employ more than 220,000 UK employees.

"Lifestyles are changing and Tesco is changing with them. We are innovating by strengthening our convenience offer, entering the telecoms market and opening a high tech service centre. These are all part of our evolutionary drive to create value in a highly competitive world".

-End-

Contacts:

Press:	Lucy Neville-Rolfe	Tel: 01992 644645
Investor Relations:	Lucy Cross	Tel: 01992 644800

This information is provided by RNS
The company news service from the London Stock Exchange

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REG-Tesco PLC (TSCO.L) Director Shareholding.

157 words
16 July 2003
15:00
Regulatory News Service
English
(c) 2003

RNS Number:6279N Tesco PLC 16 July 2003

TESCO PLC

Notification of Interest of Directors and Connected Persons

Tesco PLC announces that, on 16 July 2003, 337,824 Ordinary Shares of 5p each in the Company were transferred by Tesco Quest Limited, as trustee of the Tesco Qualifying Employee Share Ownership Trust, to satisfy options exercised by employees under the Company's Savings-Related Share Option Scheme (1981). As a result of the transfer, R S Ager, J Gardiner, J Gildersleeve, A Higginson, Sir Terence Leahy, T J R Mason, D E Reid, P A Clarke, D T Potts who are beneficiaries of the trust, ceased to have an interest in the 337,824 Ordinary Shares of 5p each in the Company.

Enquiries:

M J Field

Deputy Secretary

Tesco PLC

Tel:-(01992) 632222

This information is provided by RNS
The company news service from the London Stock Exchange

 © 2003 Dow Jones Reuters Business Interactive LLC (trading as Factiva). All rights reserved.

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REG-Tesco PLC (TSCO.L) Holding(s) in Company (BARC.L).

97 words

14 July 2003

15:48

Regulatory News Service

English

(c) 2003

.

RNS Number:5293N Tesco PLC 14 July 2003

TESCO PLC ("the Company")

DISCLOSURE OF INTEREST IN SHARES

The Company has today been informed by a letter dated 11 July 2003 that as at the close of business on 10 July 2003, Barclays PLC no longer has a notifiable interest in the ordinary shares of 5p each of the Company.

```
Enquiries                                    M J Field
Deputy Secretary
Tesco PLC
01992 632222
This information is provided by RNS
The company news service from the London Stock Exchange
```

END

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REG-Tesco PLC (TSCO.L) Further re C-Two Network.

269 words
11 July 2003
07:04
Regulatory News Service
English
(c) 2003

RNS Number:4321N Tesco PLC 11 July 2003

11 July 2003

TESCO RECIEVES 94.54% OF SHARES IN TENDER OFFER FOR C-TWO NETWORK IN JAPAN

Further to the announcement made on July 10, 2003 regarding the successful conclusion of its tender offer for C Two-Network Co. Ltd. (C Two-Network), Tesco PLC (Tesco) today announced that it has obtained a 94.54% shareholding in the Japanese food retailer, exceeding its 66.7% acceptance condition. At the close of the tender offer on July 10, 2003, Tesco had received tenders for 9,132,300 shares.

As Tesco's shareholding in C Two-Network will exceed 80%, it is expected that, in accordance with stock exchange rules, C Two-Network will be delisted from the Tokyo Stock Exchange. It is Tesco's ultimate intention to acquire 100% of the issued shares of C Two-Network and the timing of delisting may be accelerated by implementing a statutory stock transfer (kabushiki iten) or other corporate reorganisation. Remaining shareholders may continue to trade their shares on the stock exchanges until delisting.

Settlement of shares tendered is to commence on July 17, 2003. Shareholders who tendered shares should address inquiries to the agents for the tender offer, Daiwa Securities SMBC, Tokyo branch.

-ends-

Contacts

```
Press:        Lucy Neville-Rolfe, Tesco PLC          +44 (0)1992 646606
Angus Maitland, Maitland Consultancy    +44 (0)20 7379 5151
Analysts:     Steve Butler, Tesco PLC                +44 (0)1992 644800
This information is provided by RNS
The company news service from the London Stock Exchange
```

END FURSFLFWSSDSEFW.

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REG-Tesco PLC (TSCO.L) Director Shareholding.

101 words
10 July 2003
16:31
Regulatory News Service
English
(c) 2003

.

RNS Number:4263N Tesco PLC 10 July 2003

Tesco PLC

DIRECTORS' SHAREHOLDINGS

The Company was informed today that on 27 June 2003 the following Director became entitled to a dividend re-investment of Ordinary shares of 5p each in the Company ISA, at a price of 219p per share.

Director	No of Shares
R S Ager	345 (including 61 in the name of Mrs S Ager)

Enquiries:

M J Field

 © 2003 Dow Jones Reuters Business Interactive LLC (trading as Factiva). All rights reserved.

Deputy Secretary

Tesco PLC

Tel: 01992 632222

This information is provided by RNS
The company news service from the London Stock Exchange

END

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REG-Tesco PLC (TSCO.L) Director Shareholding.

159 words
10 July 2003
16:30
Regulatory News Service
English
(c) 2003

RNS Number:4260N Tesco PLC 10 July 2003

Tesco PLC ("the Company")

DIRECTORS' SHAREHOLDINGS

The Company was informed today that on 27 June 2003 the Directors below became entitled to scrip dividend Ordinary shares of 5p each in the Company, at a price of 193.97p per share, under the Scrip Dividend Scheme:

Director	No of Shares
R S Ager	43,337 (including 2,216 in the name of Mrs S Ager)
P A Clarke	21,508
J Gardiner	208

 © 2003 Dow Jones Reuters Business Interactive LLC (trading as Factiva). All rights reserved.

J Gildersleeve	41,756
A T Higginson	25,934
T P Leahy	61,037
T J R Mason	35,304 (including 1,460 in the name of Mrs F Mason)
G F Pimlott	637
D T Potts	27,841
D E Reid	55,177

Enquiries:

M J Field

 © 2003 Dow Jones Reuters Business Interactive LLC (trading as Factiva). All rights reserved.

Deputy Secretary

Tesco PLC

Tel: 01992 632222

This information is provided by RNS
The company news service from the London Stock Exchange

END

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REG-Tesco PLC (TSCO.L) Director Shareholding.

85 words

10 July 2003

16:12

Regulatory News Service

English

(c) 2003

.

RNS Number:4235N Tesco PLC 10 July 2003

TESCO PLC

DIRECTORS SHAREHOLDINGS

The Company was informed today that the following Director purchased Ordinary shares of 5p each in the Company, at a price of 211.50p per share on 8 July 2003.

Director	No. of shares
Mr R Chase	50,000

Enquiries:

M J Field

Tesco PLC

 © 2003 Dow Jones Reuters Business Interactive LLC (trading as Factiva). All rights reserved.

Tel: 01992 632 222

This information is provided by RNS
The company news service from the London Stock Exchange

END

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REG-Tesco PLC (TSCO.L) Tesco - Analyst Trip.

117 words

10 July 2003

11:03

Regulatory News Service

English

(c) 2003

RNS Number:3871N Tesco PLC 10 July 2003

10 July 2003

Tesco Analyst Trip to
Manchester

Tesco PLC will be holding a UK Investor Relations trip on Thursday 10 and Friday 11 July. On this trip a number of shareholders and research analysts will have the opportunity to visit Tesco and competitors in and around the Manchester area.

The company will not be giving any new material information.

-ends-

Enquiries:-

Steve Butler - Tesco Investor Relations Tel:- 01992 644800
Tesco Press Office Tel:- 01992 644645
Angus Maitland - Maitland Consultancy Tel:- 020 7379 5151
This information is provided by RNS
The company news service from the London Stock Exchange

END MSCEANXEFEKDEEE.

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REG-Tesco PLC (TSCO.L) Result of Tender Offer.

652 words

10 July 2003

08:03

Regulatory News Service

English

(c) 2003

.

RNS Number:3790N Tesco PLC 10 July 2003

10 July 2003

TESCO SUCCESSFUL IN BID FOR C-TWO
NETWORK IN JAPAN

Following the announcement made by Tesco PLC (Tesco) on June 10, the company today announced that it has received enough shares in its tender offer for all shares in C Two-Network Co. Ltd. (C Two-Network) to meet its 66.7% acceptance condition.

Commenting on the outcome, Tesco Chief Executive Sir Terry Leahy said: "We are delighted that the offer has been successful. We look forward to working alongside a young and dynamic Japanese management team to further develop this innovative and profitable business."

Customers will benefit from a combination of Tesco's international retail experience and C-Two Network's local operating skills and customer knowledge.

Staff will benefit from Tesco's commitment to continue growing the business through a strong C-Two Network team.

Attached is the press release from the launch of the tender offer on June 10.

© 2003 Dow Jones Reuters Business Interactive LLC (trading as Factiva). All rights reserved.

Contacts

Press:	Lucy Neville-Rolfe, Tesco PLC	+44 (0)1992 646606
	Angus Maitland, Maitland Consultancy	+44 (0)20 7379 5151
Analysts:	Steve Butler, Tesco PLC	+44 (0)1992 644800

10 June 2003

TESCO PLC
ANNOUNCES RECOMMENDED CASH OFFER FOR
C TWO-NETWORK IN JAPAN

Tesco PLC today announces a recommended cash tender offer for C Two-Network Co., Ltd. (C Two-Network), a Japanese retailer.

Sir Terry Leahy, Chief Executive, welcoming the agreed deal said:

"The acquisition of C Two-Network is the next step in our international strategy for long term growth. We first signalled that we would be researching Japan in 2000.

"C Two-Network is a profitable value retailer with good stores in good locations, run by a young management team.

"C Two-Network is a great success in Japan and will provide Tesco with an excellent opportunity to enter a large and unconsolidated market with potential for growth.

"We are confident that by combining Tesco's retailing capability and the strength and local knowledge of the C Two-Network team we can grow the business further."

Summary

-The offer values C2 Network at £139 million net of cash balances of

 © 2003 Dow Jones Reuters Business Interactive LLC (trading as Factiva). All rights reserved.

£34million.

-The deal will be earnings enhancing in its first full year.

-C Two-Network is valued at approximately 50% of its sales.

-This cash offer has been recommended by the board of C Two-Network.

-The offer represents a small and thoughtful entry into an exciting, but

complex and challenging market.

-C Two-Network is a convenience retailer with stores well adapted to the

daily shopping pattern of Japanese consumers.

-Japanese customers will benefit from a combination of Tesco's retail

experience of all store types and C Two-Network's local knowledge of customers and sourcing.

-The current management will remain and will work with Tesco's management

to manage this profitable company going forward.

-Shareholders will be offered JPY 3,400 per share in cash; this represents

a 35% premium on the three-month average closing price up to, and including,
June 9 2003 and a 27% premium on the closing price of the June 9, 2003.

 © 2003 Dow Jones Reuters Business Interactive LLC (trading as Factiva). All rights reserved.

-C Two-Network's Board and key managers representing 41.01% of the company

share capital have agreed to accept the offer.

Tender offer agent for the transaction is Daiwa Securities SMBC. Tesco is being advised by Goldman Sachs (Japan) and KPMG Corporate Finance provided independent financial advice to C Two-Network.

Goldman Sachs (Japan) is acting for Tesco and no-one else in connection with the acquisition of C Two-Network and will not be responsible to any other person for providing the protections afforded to clients of Goldman Sachs (Japan) or for providing advice in relation to the acquisition of C Two-Network.

-ends-

This information is provided by RNS
The company news service from the London Stock Exchange

END RTEUKVBROURBRAR.

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REG-Tesco PLC (TSCO.L) Director Shareholding.

156 words
9 July 2003
14:35
Regulatory News Service
English
(c) 2003

RNS Number:3593N Tesco PLC 09 July 2003

TESCO PLC

Notification of Interest of Directors and Connected Persons

Tesco PLC announces that, on 9 July 2003, 237,463 Ordinary Shares of 5p each in the Company were transferred by Tesco Quest Limited, as trustee of the Tesco Qualifying Employee Share Ownership Trust, to satisfy options exercised by employees under the Company's Savings-Related Share Option Scheme (1981). As a result of the transfer, R S Ager, J Gardiner, J Gildersleeve, A Higginson, Sir Terence Leahy, T J R Mason, D E Reid, P A Clarke, D T Potts who are beneficiaries of the trust, ceased to have an interest in the 237,463 Ordinary Shares of 5p each in the Company.

Enquiries:

Martin Field Deputy Secretary Tesco PLC Tel:-(01992) 632222

This information is provided by RNS
The company news service from the London Stock Exchange

END

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REG-Tesco PLC (TSCO.L) Listing Particulars.

161 words
9 July 2003
11:47
Regulatory News Service
English
(c) 2003

RNS Number:3454N Tesco PLC 09 July 2003

FORMAL NOTICE FOR SPECIALIST SECURITIES

PUBLICATION DATE: 9th July, 2003

Application has been made to the UK Listing Authority for the following securities to be admitted to the Official List.

DETAILS OF ISSUE: £5,000,000,000 Euro Note Programme

ISSUER: Tesco PLC

INCORPORATED IN: England & Wales

GUARANTOR: N/A

INCORPORATED IN: N/A

Particulars relating to the issue may be obtained during usual business hours for fourteen days from the date of this formal notice from:

Deutsche Bank AG London
Winchester House

HSBC Bank plc
Mariner House

 © 2003 Dow Jones Reuters Business Interactive LLC (trading as Factiva). All rights reserved.

1 Great Winchester Street
London EC2N 2DB

Pepys Street
London EC3N 4DA

In addition, a copy of the Particulars is available for inspection at the Document Viewing Facility at the Financial Services Authority, 25 The North Colonnade, London E14 5HS.

This information is provided by RNS
The company news service from the London Stock Exchange

END

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REG-Tesco PLC (TSCO.L) Directorate Change.

370 words
7 July 2003
11:18
Regulatory News Service
English
(c) 2003

.

RNS Number:2324N Tesco PLC 07 July 2003

7 July 2003

NEW APPPOINTMENT TO THE BOARD OF TESCO PLC

E. Mervyn Davies CBE has been appointed as Non-Executive director to the Board of Tesco PLC. The appointment takes effect from today, 7 July 2003.

Mervyn Davies is currently Group Chief Executive of Standard Chartered PLC. Standard Chartered Bank has operations in more than 50 countries and is a leading international bank across Asia, Africa and the Middle East.

Mr Davies, jointly with his wife, owns 2400 ordinary shares in Tesco PLC.

Tesco Chairman John Gardiner said:

"I am delighted that Mervyn Davies is joining the Board of Tesco. Mervyn is a highly respected international business leader, and he brings with him a wealth of knowledge in banking and technology. His Asian experience will be particularly valuable as Tesco grows in South East Asia."

 © 2003 Dow Jones Reuters Business Interactive LLC (trading as Factiva). All rights reserved.

Notes for Editors

Mervyn Davies is 50 years old.

Prior to his appointment as Group Chief Executive in 2001, Mervyn was based in Hong Kong, with responsibility for Hong Kong, China and North East Asia and for group-wide technology and operations. Prior to that he was based in Singapore.

He continues to be a member of Hong Kong's Exchange Fund Committee, which manages Hong Kong's financial reserves, and was formerly Chairman of the Hong Kong association of Banks. He is a member of the Hong Kong Association, Singapore Business Council and the UK-India Forum. He also heads the Finance Group of the UK-China Forum.

Mervyn completed the Programme for Management Development at Harvard Business School and is a Fellow of the Institute of Bankers.

Mervyn was awarded a CBE for his services to the financial sector and the community in Hong Kong in 2002. He is married with two children and is a fluent Welsh speaker. A keen sportsman, he is interested in Welsh art, music and reading.

- Ends -

Enquiries:

Lucy Neville-Rolfe Tesco plc Tel: 01992 646606

Steve Butler Tesco plc - Investor Relations Tel: 01992 644800

Angus Maitland The Maitland Consultancy Tel: 020 7379 5151
5151

 © 2003 Dow Jones Reuters Business Interactive LLC (trading as Factiva). All rights reserved.

This information is provided by RNS
The company news service from the London Stock Exchange

END BOAMGGGNMNKGFZM.

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REG-Tesco PLC (TSCO.L) Director Shareholding.

141 words
3 July 2003
10:03
Regulatory News Service
English
(c) 2003

.

RNS Number:1120N Tesco PLC 03 July 2003

Tesco PLC ("the Company")

DIRECTORS SHAREHOLDING

The Company has been informed that the following Directors have exercised options on 2 July 2003 that would be time expired on 3 July 2003, over Ordinary shares of 5p each in the Company, under the Tesco Executive Share Option Scheme, at an option price of 98.33p per share and subsequently sold the shares at a price of 214.75p per share.

Director	No.of Shares Exercised	No. of Shares Sold
J Gildersleeve	122,034	122,034
D E Reid	223,728	223,728
T P Leahy	523,728	240,393

Enquiries:

M J Field Deputy Secretary Tesco PLC Tel:-(01992) 632222

 © 2003 Dow Jones Reuters Business Interactive LLC (trading as Factiva). All rights reserved.

This information is provided by RNS
The company news service from the London Stock Exchange

END

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REG-Tesco PLC (TSCO.L) Director Shareholding.

103 words
3 July 2003
10:01
Regulatory News Service
English
(c) 2003

RNS Number:1117N Tesco PLC 03 July 2003

TESCO PLC

DIRECTORS SHAREHOLDINGS

The Company was informed on 2 July 2003, that on 1 July 2003, the following Directors purchased Ordinary shares of 5p each in the Company at a price of 219.75p per share. This was as a result of re-investments in PEPs.

Director	No. of shares
R S Ager	795
D E Reid	159

Enquiries:

M J Field

 © 2003 Dow Jones Reuters Business Interactive LLC (trading as Factiva). All rights reserved.

Deputy Secretary

Tesco PLC

Tel: 01992 632 222

This information is provided by RNS
The company news service from the London Stock Exchange

END

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 © 2003 Dow Jones Reuters Business Interactive LLC (trading as Factiva). All rights reserved.

REG-Tesco PLC (TSCO.L) Director Shareholding.

90 words
3 July 2003
09:57
Regulatory News Service
English
(c) 2003

RNS Number:1114N Tesco PLC 03 July 2003

Tesco PLC

DIRECTORS' SHAREHOLDINGS

The Company was informed on 2 July 2003 that the following Director sold Ordinary shares of 5p each in the Company, at a price of 214.75p per share on 2 July 2003.

Director	No of Shares
T J R Mason	65,000

Enquiries:

M J Field Deputy Secretary Tesco PLC Tel: 01992 632222

 © 2003 Dow Jones Reuters Business Interactive LLC (trading as Factiva). All rights reserved.

This information is provided by RNS
The company news service from the London Stock Exchange

END

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 © 2003 Dow Jones Reuters Business Interactive LLC (trading as Factiva). All rights reserved.

REG-Tesco PLC (TSCO.L) Director Shareholding.

156 words
2 July 2003
15:16
Regulatory News Service
English
(c) 2003

04 JAN 20 AM 7:21

RNS Number:0816N Tesco PLC 02 July 2003

TESCO PLC

Notification of Interest of Directors and Connected Persons

Tesco PLC announces that, on 2 July 2003, 29,793 Ordinary Shares of 5p each in the Company were transferred by Tesco Quest Limited, as trustee of the Tesco Qualifying Employee Share Ownership Trust, to satisfy options exercised by employees under the Company's Savings-Related Share Option Scheme (1981). As a result of the transfer, R S Ager, J Gardiner, J Gildersleeve, A Higginson, Sir Terence Leahy, T J R Mason, D E Reid, P A Clarke, D T Potts who are beneficiaries of the trust, ceased to have an interest in the 29,793 Ordinary Shares of 5p each in the Company.

Enquiries:

Martin Field Deputy Secretary Tesco PLC Tel:-(01992) 632222

This information is provided by RNS
The company news service from the London Stock Exchange

END RDSRTMATMMBMBTJ.

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 © 2003 Dow Jones Reuters Business Interactive LLC (trading as Factiva). All rights reserved.

REG-Tesco PLC (TSCO.L) Director Shareholding.

236 words
30 June 2003
16:32
Regulatory News Service
English
(c) 2003

.

RNS Number:9664M Tesco PLC 30 June 2003

Tesco PLC ("the Company")

DIRECTORS' SHAREHOLDINGS

BAYE ANNOUNCEMENT

The Company was informed today that on Friday 27 June 2003, the Trustees of the Tesco Employee Share Incentive Plan purchased Ordinary Shares of 5p each in the Company at a price of 218.25p per share on behalf of the Directors below:

Director	No. of Shares	
R S Ager	51	
P A Clarke	51	
J Gildersleeve	51	
A T Higginson	51	
T P Leahy	51	
T J R Mason	102	Includes 51 in the name of Mrs Fiona Mason
D T Potts	51	

 © 2003 Dow Jones Reuters Business Interactive LLC (trading as Factiva). All rights reserved.

D E Reid 51

SCRIP DIVIDEND SHARES

The Company was informed today that on Friday 27 June 2003, the Trustees of the Tesco Employee Share Incentive Plan purchased Ordinary Shares of 5p each in the Company at a price of 218.25p per share, under the Re-invested Dividend Scheme on behalf of the Directors:

Director	No. of Shares	
R S Ager	16	
P A Clarke	16	
J Gildersleeve	16	
A T Higginson	16	
T P Leahy	16	
T J R Mason	32	Includes 16 in the name of Mrs Fiona Mason
D T Potts	16	
D E Reid	16	

Enquiries: M J Field Esq

Deputy Secretary

Tesco PLC

Tel: 01992 632222

This information is provided by RNS

 © 2003 Dow Jones Reuters Business Interactive LLC (trading as Factiva). All rights reserved.

The company news service from the London Stock Exchange

END

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factiva®

REG-Tesco PLC (TSCO.L) Director Shareholding.

236 words
30 June 2003
16:32
Regulatory News Service
English
(c) 2003

.

RNS Number:9664M Tesco PLC 30 June 2003

Tesco PLC ("the Company")

DIRECTORS' SHAREHOLDINGS

BAYE ANNOUNCEMENT

The Company was informed today that on Friday 27 June 2003, the Trustees of the Tesco Employee Share Incentive Plan purchased Ordinary Shares of 5p each in the Company at a price of 218.25p per share on behalf of the Directors below:

Director	No. of Shares	
R S Ager	51	
P A Clarke	51	
J Gildersleeve	51	
A T Higginson	51	
T P Leahy	51	
T J R Mason	102	Includes 51 in the name of Mrs Fiona Mason

D T Potts	51
D E Reid	51

SCRIP DIVIDEND SHARES

The Company was informed today that on Friday 27 June 2003, the Trustees of the Tesco Employee Share Incentive Plan purchased Ordinary Shares of 5p each in the Company at a price of 218.25p per share, under the Re-invested Dividend Scheme on behalf of the Directors:

Director	No. of Shares	
R S Ager	16	
P A Clarke	16	
J Gildersleeve	16	
A T Higginson	16	
T P Leahy	16	
T J R Mason	32	Includes 16 in the name of Mrs Fiona Mason
D T Potts	16	
D E Reid	16	

Enquiries: M J Field Esq

Deputy Secretary

Tesco PLC

Tel: 01992 632222

 © 2003 Dow Jones Reuters Business Interactive LLC (trading as Factiva). All rights reserved.

This information is provided by RNS
The company news service from the London Stock Exchange

END

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REG-Tesco PLC (TSCO.L) Add.List&DocReAGM/ScripDiv.

154 words
25 June 2003
15:48
Regulatory News Service
English
(c) 2003

.

RNS Number:7737M Tesco PLC 25 June 2003

Tesco PLC ("the Company")

Additional listing and Notice of AGM/Scrip Dividend Circular.

Application has been made to the FSA UK Listing Authority, the London Stock Exchange and the Irish Stock Exchange for the listing of 73,805,046 Ordinary Shares of 5p each, ranking pari passu with the existing Ordinary Shares, to the Official List.

These shares have been issued pursuant to the Company's Scrip Dividend Scheme.

Copies of the above document dated 9 May 2003, have been submitted to the UK Listing Authority and will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility, which is situated at:

The Financial Services Authority 25 The North Colonnade Canary Wharf London E14 5HS

This information is provided by RNS
The company news service from the London Stock Exchange

END

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REG-Tesco PLC (TSCO.L) Director Shareholding.

156 words
25 June 2003
14:10
Regulatory News Service
English
(c) 2003

RNS Number:7641M Tesco PLC 25 June 2003

TESCO PLC

Notification of Interest of Directors and Connected Persons

Tesco PLC announces that, on 25 June 2003, 40,960 Ordinary Shares of 5p each in the Company were transferred by Tesco Quest Limited, as trustee of the Tesco Qualifying Employee Share Ownership Trust, to satisfy options exercised by employees under the Company's Savings-Related Share Option Scheme (1981). As a result of the transfer, R S Ager, J Gardiner, J Gildersleeve, A Higginson, Sir Terence Leahy, T J R Mason, D E Reid, P A Clarke, D T Potts who are beneficiaries of the trust, ceased to have an interest in the 40,960 Ordinary Shares of 5p each in the Company.

Enquiries:

Martin Field Deputy Secretary Tesco PLC Tel:-(01992) 632222

This information is provided by RNS
The company news service from the London Stock Exchange

END RDSFAMITMMMTBRJ.

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REG-TESCO-PLC (TSCO.L) Statement re - Safeway Plc.

445 words

24 June 2003

07:19

Business Wire Regulatory Disclosure

English

(c) 2003 Business Wire. All rights reserved.

.
BW20030623002112 20030624T061627Z UTC
(BW)(TESCO-PLC)(TSCO) Statement re: Safeway Plc
Business Editors
UK REGULATORY NEWS
LONDON--(BUSINESS WIRE)--June 24, 2003--
TESCO RESPONSE TO REMEDIES STATEMENT

Tesco today acknowledged the provisional views and range of possible remedies reached by the Competition Commission covering the potential bids for Safeway.

Chief Executive, Sir Terry Leahy, said: "We note that no final decisions have yet been made by the Commission, who are due to report their findings to the Secretary of State on 12 August 2003.

"We welcome the opportunity to comment on the issues and possible remedies before the Commission reaches its conclusions about the proposed bids.

"As we have previously stated, and as the Commission notes, the current proposals affecting the future of Safeway raise serious issues as to whether a structural change, which could see the four major retailers become three, should be permitted. Although the hurdle for consolidation for any of the national players seems to be high, if such a restructuring were to be permitted, we have always said that Tesco would be best placed to lead this change. We are a consumer champion with a world class management team and experience of running a range of store types and sizes and this would be sustained after any acquisition.

"No matter what happens we will remain focussed on delivering the best for our customers. This has been demonstrated by our strong group sales growth of 15.1% in the first quarter of the year. Our clear four-part strategy continues to drive growth in food, non-food, and retail services and to develop our business internationally."

Enquiries:

 © 2003 Dow Jones Reuters Business Interactive LLC (trading as Factiva). All rights reserved.

Tesco Lucy Neville-Rolfe +44 (0) 1992 646 606 Steven N. Butler +44 (0) 1992 644 800

Greenhill & Co. International LLP +44 (0) 207 7440 0400 (Financial adviser to Tesco) Simon Borrows David Wyles

Morgan Stanley +44 (0) 20 7425 5293 (Financial adviser to Tesco) Simon Robey Mark Warham Cazenove & Co. Limited +44 (0) 20 7588 2828 (Joint brokers to Tesco) John Paynter Julian Cazalet

Deutsche Bank AG London +44 (0) 20 7547 6843 (Joint brokers to Tesco) Charlie Foreman

Maitland Consultancy +44 (0) 20 7379 5151 (PR adviser to Tesco) Angus Maitland Philip Gawith

Short Name: Tesco PLC
Category Code: STR
Sequence Number: 00006283
Time of Receipt (offset from UTC): 20030624T062505+0100
--30--ZW/uk*
CONTACT: Tesco PLC
KEYWORD: UNITED KINGDOM INTERNATIONAL EUROPE
INDUSTRY KEYWORD: RETAIL SUPERMARKETS
SOURCE: Tesco PLC
Today's News On The Net - Business Wire's full file on the Internet
with Hyperlinks to your home page.
URL: http://www.businesswire.com .

Document buswrd0020030624dz6o000gp

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REG-Office of Fair Trade SECTION 75 RULING SOUGHT (RBS.L).

580 words

20 June 2003

12:23

Regulatory News Service

English

(c) 2003

RNS Number:5785M Office of Fair Trading 20 June 2003

82/03 20 June 2003

OFT SEEKS COURT RULING ON OVERSEAS CREDIT CARD PURCHASES

Proceedings were issued by the OFT in the High Court today seeking clarification on whether consumer safeguards on credit card purchases apply to purchases made abroad as well as in the UK.

The OFT is asking for a declaration that Section 75 of the Consumer Credit Act 1974 applies to overseas credit card purchases, so that consumers can make a claim directly against their credit card company rather than the overseas supplier.

The OFT believes that Section 75 covers overseas purchases, but this is disputed by Lloyds TSB and Tesco Personal Finance (part of The Royal Bank of Scotland group) who are the defendants to the action.

A declaration is where a judge makes a ruling on a point of law which is the subject of disputed interpretation. A full hearing is expected later in the year.

Section 75

Section 75 sets out the concept of 'equal liability'. The effect is that card issuers are jointly liable with suppliers if the consumer has a valid claim for misrepresentation and/or breach of contract by the supplier but only if the cash price of an item is more than £100 but no more than £30,000 and the credit limit is no more than £25,000. Cardholders, therefore, may be able to make a claim against the credit card company if they discover problems with goods or services purchased with their credit card.

NOTES

1. The Royal Bank of Scotland group also includes National Westminster Bank.

 © 2003 Dow Jones Reuters Business Interactive LLC (trading as Factiva). All rights reserved.

2. The effect of Section 75 of the Consumer Credit Act 1974 is that when a lender provides credit to finance a purchase from a separate supplier and has pre-existing or contemplated future arrangements with that supplier, the lender is equally liable with the supplier for any breach of contract or misrepresentation by the supplier if all of the following conditions are met:

- the cash price of the item is over £100 but not more than £30,000

- the credit agreement is regulated, ie generally where not more than £25,000 of credit is advanced to an individual (includes sole traders, partnerships and unincorporated bodies)

- the creditor is in the business of granting credit and the agreement is made in the course of that business

- the credit is advanced under the arrangements between the credit grantor and the supplier, so that a bank overdraft arranged by an individual to pay for an item is not covered.

3. Section 75 does not cover debit or charge cards.

4. HSBC, Bank of Scotland and Sainsbury's Bank have previously assured the OFT that they will honour valid claims for purchases made abroad under Section 75 of the Consumer Credit Act 1974 (see PN 60/02).

MEDIA enquiries: 020 7211+

Paul Mathews	8898	Rachel Clark	8899
Kate Wilcox	8901	Mark Kram	8900
Mike Ricketts	8904		

press@oft.gov.uk

Out of hours: mobile: 07774 134814 messages: 020 7211 8000

Copies of press notices: xt. 8993 http://www.oft.gov.uk

PUBLIC enquiries: 0845 7224499 enquiries@oft.gov.uk

OFT reports and consumer information leaflets are available free from: OFT, PO Box 366, Hayes UB3 1XB 0870 6060321 oft@eclogistics.co.uk

This information is provided by RNS
The company news service from the London Stock Exchange

END

 © 2003 Dow Jones Reuters Business Interactive LLC (trading as Factiva). All rights reserved.

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REG-Tesco PLC (TSCO.L) Director Shareholding.

156 words
18 June 2003
09:37
Regulatory News Service
English
(c) 2003

RNS Number:4604M Tesco PLC 18 June 2003

TESCO PLC

Notification of Interest of Directors and Connected Persons

Tesco PLC announces that, on 18 June 2003, 53,709 Ordinary Shares of 5p each in the Company were transferred by Tesco Quest Limited, as trustee of the Tesco Qualifying Employee Share Ownership Trust, to satisfy options exercised by employees under the Company's Savings-Related Share Option Scheme (1981). As a result of the transfer, R S Ager, J Gardiner, J Gildersleeve, A Higginson, Sir Terence Leahy, T J R Mason, D E Reid, P A Clarke, D T Potts who are beneficiaries of the trust, ceased to have an interest in the 53,709 Ordinary Shares of 5p each in the Company.

Enquiries:

Martin Field Deputy Secretary Tesco PLC Tel:-(01992) 632222

This information is provided by RNS
The company news service from the London Stock Exchange

END

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REG-Tesco PLC (TSCO.L) Trading Statement.

225 words
13 June 2003
07:07
Regulatory News Service
English
(c) 2003

.

RNS Number:2859M Tesco PLC 13 June 2003

13 June 2003

TESCO PLC

QUARTER 1 TRADING STATEMENT

GROUP SALES GROW BY 15.1%

STRONG UK LIKE FOR LIKE OF 5.8%

STRONG GROUP SALES GROWTH

Group sales for the first quarter increased by 15.1% year on year. This growth was driven by all four parts of our strategy: a continued strong core UK performance, increasing non-food sales, strong performance

 © 2003 Dow Jones Reuters Business Interactive LLC (trading as Factiva). All rights reserved.

across our international business and the success of retailing services.

UK CONTINUES TO OUTPERFORM

Total UK sales for the twelve weeks ending 17th May were up 12.3% (8.7% excluding T&S). Like for like sales were 5.8% driven by strong volumes of 5.5% following strong volume growth last year. Net new stores grew at 6.5% (2.9% excluding T&S).

STRONG INTERNATIONAL PERFORMANCE

International sales were up 28.4% in the first quarter. All countries have contributed to this growth. This year we plan to open nearly 3m square feet of sales space, an additional 16%.

-ends-

Enquiries:-

Steve N Butler - Tesco Investor Relations - Tel:-01992 644 800

Tesco Press Office - Tel:-01992 646 606

Angus Maitland - Maitland Consultancy - Tel:-020 7379 5151

This information is provided by RNS
The company news service from the London Stock Exchange

 © 2003 Dow Jones Reuters Business Interactive LLC (trading as Factiva). All rights reserved.

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REG-Tesco PLC (TSCO.L) Director Shareholding.

158 words
11 June 2003
16:17
Regulatory News Service
English
(c) 2003

RNS Number:2139M Tesco PLC 11 June 2003

TESCO PLC

Notification of Interest of Directors and Connected Persons

Tesco PLC announces that, on 11 June 2003, 297,247 Ordinary Shares of 5p each in the Company were transferred by Tesco Quest Limited, as trustee of the Tesco Qualifying Employee Share Ownership Trust, to satisfy options exercised by employees under the Company's Savings-Related Share Option Scheme (1981). As a result of the transfer, R S Ager, J Gardiner, J Gildersleeve, A Higginson, Sir Terence Leahy, T J R Mason, D E Reid, P A Clarke, D T Potts who are beneficiaries of the trust, ceased to have an interest in the 297,247 Ordinary Shares of 5p each in the Company.

Enquiries:

J A Bailey Esq Deputy Secretary Tesco PLC Tel:-(01992) 632222

This information is provided by RNS
The company news service from the London Stock Exchange

END

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REG-Tesco PLC (TSCO.L) Holding(s) in Company (BARC.L).

104 words
11 June 2003
11:56
Regulatory News Service
English
(c) 2003

.

RNS Number:1944M Tesco PLC 11 June 2003

TESCO PLC ("the Company")

DISCLOSURE OF INTEREST IN SHARES

The Company has been informed by a letter dated 6 June 2003 that as at the close of business on 5 June 2003, Barclays PLC had an interest in 217,518,109 ordinary shares of 5p each of the Company. This represents 3.01% of the share capital of the Company.

Enquiries M J Field
Tesco PLC
01992 632222
This information is provided by RNS
The company news service from the London Stock Exchange

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REG-Tesco PLC (TSCO.L) Holding(s) in Company (BARC.L).

90 words

10 June 2003

16:25

Regulatory News Service

English

(c) 2003

RNS Number:1627M Tesco PLC 10 June 2003

TESCO PLC ("the Company")

DISCLOSURE OF INTEREST IN SHARES

The Company has been informed by a letter dated 5 June 2003 that as at the close of business on 4 June 2003, Barclays PLC no longer has a notifiable interest in the capital of the Company.

```
Enquiries                                    M J Field
Tesco PLC
01992 632222
This information is provided by RNS
The company news service from the London Stock Exchange
```

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REG-Tesco PLC (TSCO.L) Offer for C Two-Network Japan.

1,455 words
10 June 2003
07:22
Regulatory News Service
English
(c) 2003

RNS Number:1178M Tesco PLC 10 June 2003

10 June 2003

TESCO PLC

ANNOUNCES RECOMMENDED CASH OFFER FOR

C TWO-NETWORK IN JAPAN

Tesco PLC today announces a recommended cash tender offer for C Two-Network Co., Ltd. (C Two-Network), a Japanese retailer.

Sir Terry Leahy, Chief Executive, welcoming the agreed deal, said:

"The acquisition of C Two-Network is the next step in our international strategy for long term growth. We first signalled that we would be researching Japan in 2000.

"C Two-Network is a profitable value retailer with good stores in good locations, run by a young management team.

 © 2003 Dow Jones Reuters Business Interactive LLC (trading as Factiva). All rights reserved.

"C Two-Network is a great success in Japan and will provide Tesco with an excellent opportunity to enter a large and unconsolidated market with potential for growth.

"We are confident that by combining Tesco's retailing capability and the strength and local knowledge of the C Two-Network team we can grow the business further".

Summary

-The offer values C2 Network at £139 million net of cash balances of

£34million.

-The deal will be earnings enhancing in its first full year.

-C Two-Network is valued at approximately 50% of its sales.

-This cash offer has been recommended by the board of C Two-Network.

-The offer represents a small and thoughtful entry into an exciting, but

complex and challenging market.

-C Two-Network is a convenience retailer with stores well adapted to the

daily shopping pattern of Japanese consumers.

-Japanese customers will benefit from a combination of Tesco's retail

experience of all store types and C Two-Network's local knowledge of customers and sourcing.

 © 2003 Dow Jones Reuters Business Interactive LLC (trading as Factiva). All rights reserved.

-The current management will remain and will work with Tesco's management

to manage this profitable company going forward.

-Shareholders will be offered JPY 3,400 per share in cash; this represents

a 35% premium on the three-month average closing price up to, and including,
June 9 2003 and a 27% premium on the closing price of the June 9 2003.

-C Two-Network's Board and key managers representing 41.01% of the company

share capital have agreed to accept the offer.

-ends-

Contacts

Press:

Lucy Neville-Rolfe,Tesco PLC - +44 (0)1992 646606

Angus Maitland, The Maitland Consultancy - +44 (0)207 3795151. Analyst:

Steve Butler, Tesco PLC - +44 (0)1992 644800

Attached is the translated release that has been issued in Japan 15:00 local time.

EMBARGOED UNTIL 07.00AM, UK, 3.00PM JAPAN, 10 June 2003

 © 2003 Dow Jones Reuters Business Interactive LLC (trading as Factiva). All rights reserved.

Tesco PLC to enter Japan through tender offer for C Two-Network

C Two-Network board expresses full support

Tesco PLC (Tesco) today announces that, through its subsidiary Tesco Holdings BV, it is launching a cash tender offer to purchase all the issued shares of C., Two-Network Co. Ltd.(C Two-Network), a food retailer operating 78 stores together with some wholesaling activity. C Two-Network operations are mainly in the Tokyo metropolitan area. The Board of Directors of C Two-Network has expressed its full support for the offer and recommended the offer through a resolution passed today.

Mr Inaida, the largest single shareholder of C Two-Network (holding 24.95%), his relations (holding 1.40%) and YK Projet Deux (holding 9.01%), in which he is a major shareholder, have agreed to accept the tender offer. Members of C Two-Network's management (holding 5.65%) have also agreed to tender their shares.

Under the terms of the tender offer, which commences June 11, 2003, Tesco will offer a price of JPY 3,400 in cash for each share in C Two-Network, giving a total consideration of JPY 32.8billion (£173 million at the exchange rate of JPY190:£1). This represents a premium of 35% over the average daily close of the past 3 months up to, and including, June 9 2003. The tender offer will run for a period of 30 days, closing on July 10, 2003. Tesco will purchase all shares tendered to it, conditional on it receiving enough tenders to bring its shareholding in C Two-Network to a minimum of 66.7%. The successful completion of this tender offer may result in the delisting of C Two-Network from the Tokyo Stock Exchange. It is Tesco's ultimate intention to acquire 100% of the issued shares of C Two-Network.

Both companies share a similar management approach, corporate culture and retailing vision. It is the intention of Tesco that C Two-Network will continue to be managed by the current management team, with the support and guidance of the Tesco Group, following the successful conclusion of the tender offer. Tesco Chief Executive Sir Terry Leahy commenting on the deal, said, "The acquisition of C Two-Network is a continuation of our international strategy for long term growth. C Two-Network provides Tesco with an excellent opportunity to enter a large and unconsolidated market where we have potential to grow. C Two-Network is a profitable value retailer with good stores in good locations, run by a young management team. We are confident that by combining Tesco's retailing capability and the strength and local knowledge of the C Two-Network management team we can effectively grow the C Two-Network business"

Mr. Inaida, Chief Executive Officer of C Two-Network said, "C Two-Network reported record earnings for the fiscal year ending March 2003; this was achieved by providing a strong customer offer through good

 © 2003 Dow Jones Reuters Business Interactive LLC (trading as Factiva). All rights reserved.

management and innovation. We are confident that Tesco's skills will assist us in our plans to accelerate the growth of the C Two-Network business and further improve our operating performance. Tesco's proven ability to partner with local operators, combined with our shared values and vision has led us to support this Tender Offer Bid. In addition the current management will remain and work with Tesco's management to manage the company after the Tender Offer."

The deal will allow Tesco to gain a greater understanding of Japanese customers and suppliers. It will provide C Two-Network with an opportunity to share Tesco's global vision, perspectives, resources and management style to enhance its on-going business strategy and achieve even higher levels of customer satisfaction. The transaction, once completed, will be earnings enhancing for Tesco in the first full year.

About Tesco

Tesco is the number one food retailer in the UK and also operates in other areas of Europe (Republic of Ireland, Hungary, Czech Republic, Slovak Republic and Poland) and Asia (Thailand, South Korea, Taiwan and Malaysia), employing nearly 300,000 staff. It operates 2,291 stores globally ranging from large hypermarkets to small convenience stores. Tesco has a four-part customer focussed strategy for growth. This encompasses its strong core UK business, non-food growth, retailing services and international businesses. About C Two-Network

C Two-Network was founded as a wholesale business. In 1994, using its previous experience and know-how C Two-Network entered the Japanese food retail sector. C Two-Network trades under the brand names Tsurukame, Tsurukame Land, Foodlet and Kamechuru. It now operates 78 stores, many of which are in the Tokyo metropolitan area. Food retail operations now account for 87% of sales (including Foodlets). With stores ranging from 100sq metres-1000sq metres, C Two-Network's focus is on the retailing of packaged foods (grocery and refrigerated) through supermarkets with tenant fresh food operators. Its consistent strength in product procurement has allowed it to increase both revenues and profits for 11 consecutive years. For the most recent year, ending March 31, 2003, it reported record revenues and operating profits of JPY 54.3 billion (£286 million) and JPY 3.9 billion (£20.5 million) respectively.

Japan Inquiries

Media:

Ross Rowbury, Gavin Anderson & Company (+81 3) 5404 0640

Minako Hattori, Gavin Anderson & Company (+81 3) 5404 0640

Analyst:

 © 2003 Dow Jones Reuters Business Interactive LLC (trading as Factiva). All rights reserved.

Ms. K. Fujita, C TWO-NETWORK CO., LTD. (+81 3) 5445 9891

U.K. Inquiries

Media:

Lucy Neville-Rolfe, Tesco PLC - +44(0)1992646606

Analyst

Steve Butler, Tesco PLC - +44(0)1992644800

Tender offer agent for the transaction is Daiwa Securities SMBC. Tesco is being advised by Goldman Sachs (Japan) and KPMG Corporate Finance provided independent financial advice to C Two-Network.

Goldman Sachs (Japan) is acting for Tesco and no-one else in connection with the acquisition of C Two-Network and will not be responsible to any other person for providing the protections afforded to clients of Goldman Sachs (Japan) or for providing advice in relation to the acquisition of C Two-Network.

This information is provided by RNS
The company news service from the London Stock Exchange

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REG-Tesco PLC (TSCO.L) Director Shareholding.

158 words
4 June 2003
12:20
Regulatory News Service
English
(c) 2003

RNS Number:9125L Tesco PLC 04 June 2003

TESCO PLC

Notification of Interest of Directors and Connected Persons

Tesco PLC announces that, on 04 June 2003, 53,046 Ordinary Shares of 5p each in the Company were transferred by Tesco Quest Limited, as trustee of the Tesco Qualifying Employee Share Ownership Trust, to satisfy options exercised by employees under the Company's Savings-Related Share Option Scheme (1981). As a result of the transfer, R S Ager, J Gardiner, J Gildersleeve, A Higginson, Sir Terence Leahy, T J R Mason, D E Reid, P A Clarke, D T Potts who are beneficiaries of the trust, ceased to have an interest in the 53,046 Ordinary Shares of 5p each in the Company.

Enquiries:

J A Bailey Esq Deputy Secretary Tesco PLC Tel:-(01992) 632222

This information is provided by RNS
The company news service from the London Stock Exchange

END

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REG-Tesco PLC (TSCO.L) Joint Venture Tesco and O2 (OOM.L).

885 words
4 June 2003
07:12
Regulatory News Service
English
(c) 2003

RNS Number:8910L Tesco PLC 04 June 2003

For release: 4 June 2003

TESCO AND O2 TO LAUNCH TESCO MOBILE

Tesco and O2 today announced the creation of a new 50:50 joint venture, Tesco Mobile. The new company will sell exclusively Tesco branded mobile services in Tesco stores across the UK, using O2's technology and network, and is expected to grow towards two million customers.

Tesco Mobile aims to launch later this year with the objective of having branded pre-paid phones on sale in stores and through tesco.com in time for Christmas, following which contract phones will be launched by tesco.com. Over the first two years of operation each company will invest £8 million pounds in the joint venture.

The 50:50 partnership will deliver great benefits to both parties and to shoppers: Tesco gets a first class service that is squarely focussed on their customers; O2 gets a powerful new mobile retail business that complements its own retail stores and other branded channels.

The new service will give Tesco customers access to supermarket style offers and the chance to earn Clubcard points when buying handsets and airtime.

Sir Terry Leahy, Chief Executive of Tesco, said:

"Customers tell us that they want simplicity and value from a name they can trust and that is what Tesco

 © 2003 Dow Jones Reuters Business Interactive LLC (trading as Factiva). All rights reserved.

Mobile will offer. The service will be convenient. You'll be able to buy handsets in store or over the Internet, and charges will be simple and clear.

"O2 is a good partner for Tesco. They have a strong management team and we work well together.

"Customers like our new retail services. Look at the success of Tesco Personal Finance and Tesco.com. They are keen for us to enter the Telecoms market." Peter Erskine, Chief Executive of mmO2, said:

"In today's competitive and complex mobile market, where customers have ever increasing choice, we remain 100% committed to providing O2 branded services that deliver the 'best customer experience' to our key target segments. Our JV with Tesco perfectly complements this retail branded strategy by giving us an ideal way of reaching important new customer segments with great mobile services.

"The terms of the JV create a sound and sustainable business model for both parties. O2 will make a return both through Tesco Mobile's earnings and the more efficient use of our network capacity. We anticipate no material impact in the current financial year but positive returns in the future."

-ends-

Notes to Editors

The joint venture agreement is open ended with a five year lock in period during which time neither shareholder may sell its stake.

Tesco Mobile will be located in Slough, and will have approximately 25 full time employees in the first year of operations.

O2 and Tesco will have equal representations and voting rights on the board.

Andy Dewhurst, has been appointed as Tesco Mobile's Chief Executive.

Andy was previously Marketing Director of Tesco Personal Finance. Matthew Key, O2 UK's Chief Financial Officer, with be Tesco Mobile's Chairman.

Tesco Mobile will market to consumers only.

Tesco Mobile will operate on a stand-alone commercial basis and will bear all subscriber acquisition costs.

 © 2003 Dow Jones Reuters Business Interactive LLC (trading as Factiva). All rights reserved.

Tesco Mobile's services will be marketed and sold only through channels owned by Tesco.

O2 will provide all of the agreed Telecommunication Services to Tesco Mobile on an exclusive basis.

O2's network has coverage of 99% of the UK population and roaming agreements with 328 networks in 142 countries worldwide.

Tesco has already announced it will launch a fixed line service later this year.

Tesco

Tesco is the UK's leading supermarket with over 14 million customers each week. Telecoms will be the third retail service offered by Tesco; tesco.com is already the largest on-line grocer in the world and Tesco Personal Finance has signed up nearly four million customers in just five years. Tesco operates four distinct formats, from convenience stores to hypermarkets, and has 296,000 employees worldwide, with 220,000 in the UK. Tesco's core purpose is to create value for customers to earn their lifetime loyalty. Tesco operates in ten countries and is the market leader in six.

O2

O2 aims to enrich customer's lives by enabling them to get the most from their mobile. As a leading provider of mobile services to consumers and businesses in the UK, O2 offers a range of services including text, media messaging, games, always on data connections (via "GPRS") and much more. O2 (UK) Limited is a subsidiary of O2 plc, which also delivers O2 branded services in Ireland and Germany. O2 has approximately 12 million customers in the UK.

Tesco contacts:

Tesco - Lucy Neville Rolfe - 01992 646 606

Investor Relations - Steve Butler - 01992 644 800

O2 contacts:

David Boyd Head of Investor Relations mmO2 07764 905 135 01753 628 230

David Nicholas Head of Media Relations mmO2 plc 0771 575 9176

 © 2003 Dow Jones Reuters Business Interactive LLC (trading as Factiva). All rights reserved.

Glenn Manoff Head of Communications O2 UK 01753 281 147 07739 088 502

Tesco Corporate Affairs, New Tesco House, Delamare Road, Cheshunt, Herts, EN8

9SL

Telephone: 01992 632222 Fax: 01992 644481 Internet address: www.Tesco.com

This information is provided by RNS
The company news service from the London Stock Exchange

END

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REG-Tesco PLC (TSCO.L) Director Shareholding.

137 words
2 June 2003
16:07
Regulatory News Service
English
(c) 2003

.

RNS Number:8167L Tesco PLC 02 June 2003

Tesco PLC ("the Company")

DIRECTORS SHAREHOLDING

Tesco PLC has today been notified that on Friday 30 May 2003, the Trustees of the Tesco Employee Share Incentive Plan purchased Ordinary Shares of 5 pence each in the Company at a price of 206.25p per share on behalf of the Directors below:

Director	Number of Shares
R S Ager	53
P A Clarke	53
J Gildersleeve	53
A Higginson	53
T P Leahy	53
T J R Mason	106 (includes 53 shares in the name of Mrs Fiona Mason)
D T Potts	53
D E Reid	53

Enquiries:

 © 2003 Dow Jones Reuters Business Interactive LLC (trading as Factiva). All rights reserved.

M J Field

Tesco PLC

Tel: 01992 632222

This information is provided by RNS
The company news service from the London Stock Exchange

END

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REG-Tesco PLC (TSCO.L) Director Shareholding.

85 words
2 June 2003
16:04
Regulatory News Service
English
(c) 2003

.

RNS Number:8165L Tesco PLC 02 June 2003

TESCO PLC

DIRECTORS SHAREHOLDINGS

The Company was informed today that on 19 May 2003 the following Director purchased Ordinary shares of 5p each in the Company at a price of 206.75p per share.

Director	No. of shares
Dr H Einsmann	51,500

Enquiries:

M J Field

Tesco PLC

 © 2003 Dow Jones Reuters Business Interactive LLC (trading as Factiva). All rights reserved.

Tel: 01992 632 222

This information is provided by RNS
The company news service from the London Stock Exchange

END

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REG-Tesco PLC (TSCO.L) Director Shareholding.

158 words
28 May 2003
12:07
Regulatory News Service
English
(c) 2003

RNS Number:6128L Tesco PLC 28 May 2003

TESCO PLC

Notification of Interest of Directors and Connected Persons

Tesco PLC announces that, on 28 May 2003, 75,518 Ordinary Shares of 5p each in the Company were transferred by Tesco Quest Limited, as trustee of the Tesco Qualifying Employee Share Ownership Trust, to satisfy options exercised by employees under the Company's Savings-Related Share Option Scheme (1981). As a result of the transfer, R S Ager, J Gardiner, J Gildersleeve, A Higginson, Sir Terence Leahy, T J R Mason, D E Reid, P A Clarke, D T Potts who are beneficiaries of the trust, ceased to have an interest in the 75,518 Ordinary Shares of 5p each in the Company.

Enquiries:

J A Bailey Esq Deputy Secretary Tesco PLC Tel:-(01992) 632222

This information is provided by RNS
The company news service from the London Stock Exchange

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REG-Tesco PLC (TSCO.L) Holding(s) in Company (BARC.L).

108 words
27 May 2003
16:07
Regulatory News Service
English
(c) 2003

RNS Number:5751L Tesco PLC 27 May 2003

Tesco PLC ("the Company")

DISCLOSURE OF INTEREST IN SHARES

The Company has been informed by a letter dated 23 May 2003 that as at the close of business on 22 May 2003, Barclays PLC had an interest in 217,998,636 Ordinary shares of 5p each in the Company, this represents 3.01% of the share capital of the Company.

Enquiries:

J A Bailey Esq Deputy Secretary Tesco PLC Tel:-(01992) 632222

This information is provided by RNS
The company news service from the London Stock Exchange

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REG-Tesco PLC (TSCO.L) Director Shareholding.

118 words
27 May 2003
16:11
Regulatory News Service
English
(c) 2003

RNS Number:5758L Tesco PLC 27 May 2003

Tesco PLC

DIRECTORS' SHAREHOLDINGS

MR R S Ager, a Director of the Company acquired an interest in the following shares as a consequence of his marriage to Sylvia Anne Smith, on 23 May 2003.

Ordinary shares of 5p each 98,378 shares at a value of 201.75p per share.

Profit Sharing Scheme 11 May 2001 856 shares at 250p per share.

ISA 2,959 shares at a value of 201.75p per share.

Enquiries:

J A Bailey Esq Deputy Secretary Tesco PLC Tel: 01992 632222

This information is provided by RNS
The company news service from the London Stock Exchange

 © 2003 Dow Jones Reuters Business Interactive LLC (trading as Factiva). All rights reserved.

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REG-Tesco PLC (TSCO.L) Director Shareholding.

137 words
21 May 2003
17:26
Regulatory News Service
English
(c) 2003

RNS Number:4084L Tesco PLC 21 May 2003

Tesco PLC ("the Company")

DIRECTORS' SHAREHOLDINGS

The Company was informed today that the Directors below had been appropriated shares, at a price of 197.4p per share, under the Free Shares element of the Company's Share Incentive Plan.

Director	No. of Shares	
R S Ager	1,519	
P A Clarke	1,519	
J Gildersleeve	1,519	
A T Higginson	1,519	
T P Leahy	1,519	
T J R Mason	2,710	Includes 1,191 in the name of Mrs Fiona Mason
D T Potts	1,519	
D E Reid	1,519	

 © 2003 Dow Jones Reuters Business Interactive LLC (trading as Factiva). All rights reserved.

Enquiries: J A Bailey Esq
Deputy Secretary
Tesco PLC
Tel: 01992 632222

This information is provided by RNS
The company news service from the London Stock Exchange

END RDSABMRTMMTTBJJ.

Document rns0000020030521dz5l00hli

 © 2003 Dow Jones Reuters Business Interactive LLC (trading as Factiva). All rights reserved.

REG-Tesco PLC (TSCO.L) Director Shareholding.

90 words
21 May 2003
17:24
Regulatory News Service
English
(c) 2003

.

RNS Number:4081L Tesco PLC 21 May 2003

Tesco PLC ("the Company")

DIRECTORS' SHAREHOLDINGS

The Company has been notified today that on 15 May 2003, Mrs Fiona Mason, wife of Mr T J R Mason, Director, was allocated 5,524 share entitlements under the Company's Executive Incentive Scheme at 202.875p per share.

Enquiries: J A Bailey Esq
Deputy Secretary
Tesco PLC
Tel: 01992 632222

This information is provided by RNS
The company news service from the London Stock Exchange

END

 © 2003 Dow Jones Reuters Business Interactive LLC (trading as Factiva). All rights reserved.

RDSABMRTMMTTBBJ.

Document rns0000020030521dz5l00hlh

 © 2003 Dow Jones Reuters Business Interactive LLC (trading as Factiva). All rights reserved.

REG-Tesco PLC (TSCO.L) Director Shareholding.

158 words
21 May 2003
15:52
Regulatory News Service
English
(c) 2003

RNS Number:4003L Tesco PLC 21 May 2003

TESCO PLC

Notification of Interest of Directors and Connected Persons

Tesco PLC announces that, on 21 May 2003, 114,142 Ordinary Shares of 5p each in the Company were transferred by Tesco Quest Limited, as trustee of the Tesco Qualifying Employee Share Ownership Trust, to satisfy options exercised by employees under the Company's Savings-Related Share Option Scheme (1981). As a result of the transfer, R S Ager, J Gardiner, J Gildersleeve, A Higginson, Sir Terence Leahy, T J R Mason, D E Reid, P A Clarke, D T Potts who are beneficiaries of the trust, ceased to have an interest in the 114,142 Ordinary Shares of 5p each in the Company.

Enquiries:

J A Bailey Esq Deputy Secretary Tesco PLC Tel:-(01992) 632222

This information is provided by RNS
The company news service from the London Stock Exchange

END

© 2003 Dow Jones Reuters Business Interactive LLC (trading as Factiva). All rights reserved.

RDSABMATMMITBLJ.

Document rns0000020030521dz5l00gty

 © 2003 Dow Jones Reuters Business Interactive LLC (trading as Factiva). All rights reserved.

REG-Tesco PLC (TSCO.L) HLDG BY EMPLOYEE SHARE SCHEME.

86 words

15 May 2003

17:18

Regulatory News Service

English

(c) 2003

RNS Number:1743L Tesco PLC 15 May 2003

Tesco PLC ("the Company")

Tesco PLC announces that on 15 May 2003, the Tesco Employees Share Scheme Trustees Limited purchased 400,000 Ordinary Shares of 5 pence each in the Company at an average price of 203.20p.

Enquiries:

R S Ager Esq

Company Secretary Tesco PLC Tel:-(01992) 627872

END

This information is provided by RNS
The company news service from the London Stock Exchange

 © 2003 Dow Jones Reuters Business Interactive LLC (trading as Factiva). All rights reserved.

END

HOLGUUAGAUPWGMA.

Document rns0000020030515dz5f00k7y

 © 2003 Dow Jones Reuters Business Interactive LLC (trading as Factiva). All rights reserved.

REG-Tesco PLC (TSCO.L) HLDG BY EMPLOYEE BENEFIT TST.

85 words

15 May 2003

17:16

Regulatory News Service

English

(c) 2003

RNS Number:1733L Tesco PLC 15 May 2003

Tesco PLC ("the Company")

Tesco PLC announces that on 15 May 2003, the Tesco International Employee Benefit Trust purchased 750,000 Ordinary Shares of 5 pence each in the Company at an average price of 203.20p.

Enquiries:

R S Ager Esq

Company Secretary Tesco PLC Tel:-(01992) 627872

END

This information is provided by RNS
The company news service from the London Stock Exchange

© 2003 Dow Jones Reuters Business Interactive LLC (trading as Factiva). All rights reserved.

END

HOLMGGMKNKMGFZM.

Document rns0000020030515dz5f00k2e

 © 2003 Dow Jones Reuters Business Interactive LLC (trading as Factiva). All rights reserved.

REG-Tesco PLC (TSCO.L) HLDG BY ESIP.

87 words
15 May 2003
17:15
Regulatory News Service
English
(c) 2003

.

RNS Number:1731L Tesco PLC 15 May 2003

Tesco PLC ("the Company")

Tesco PLC announces that on 15 May 2003, the Trustees of the Tesco Employee Share Incentive Plan purchased 6,500,000 Ordinary Shares of 5 pence each in the Company at an average price of 203.20p.

Enquiries:

R S Ager Esq

Company Secretary Tesco PLC Tel:-(01992) 627872

END

© 2003 Dow Jones Reuters Business Interactive LLC (trading as Factiva). All rights reserved.

This information is provided by RNS
The company news service from the London Stock Exchange

END

HOLUVABRORRVAAR.

Document rns0000020030515dz5f00jwt

 © 2003 Dow Jones Reuters Business Interactive LLC (trading as Factiva). All rights reserved.

REG-Tesco PLC (TSCO.L) HLDG BY ESIP.

87 words
15 May 2003
09:24
Regulatory News Service
English
(c) 2003

RNS Number:1263L Tesco PLC 15 May 2003

Tesco PLC ("the Company")

Tesco PLC announces that on 14 May 2003, the Trustees of the Tesco Employee Share Incentive Plan purchased 5,250,000 Ordinary Shares of 5 pence each in the Company at an average price of 200.92p.

Enquiries:

R S Ager Esq

Company Secretary Tesco PLC Tel:-(01992) 627872

END

This information is provided by RNS
The company news service from the London Stock Exchange

 © 2003 Dow Jones Reuters Business Interactive LLC (trading as Factiva). All rights reserved.

END

MSCUVUKROARVARR.

Document rns0000020030515dz5f00465

 © 2003 Dow Jones Reuters Business Interactive LLC (trading as Factiva). All rights reserved.

REG-Tesco PLC (TSCO.L) HLDG BY EMPLOYEE SHARE SCHEME.

86 words
15 May 2003
09:23
Regulatory News Service
English
(c) 2003

RNS Number:1261L Tesco PLC 15 May 2003

Tesco PLC ("the Company")

Tesco PLC announces that on 14 May 2003, the Tesco Employees Share Scheme Trustees Limited purchased 400,000 Ordinary Shares of 5 pence each in the Company at an average price of 200.92p.

Enquiries:

R S Ager Esq

Company Secretary Tesco PLC Tel:-(01992) 627872

END

 © 2003 Dow Jones Reuters Business Interactive LLC (trading as Factiva). All rights reserved.

This information is provided by RNS
The company news service from the London Stock Exchange

END

MSCGUURGAUPWUBA.

Document rns0000020030515dz5f00463

© 2003 Dow Jones Reuters Business Interactive LLC (trading as Factiva). All rights reserved.

REG-Tesco PLC (TSCO.L) HLDG BY EMPLOYEE BENEFIT TST.

85 words

15 May 2003

09:19

Regulatory News Service

English

(c) 2003

RNS Number:1258L Tesco PLC 15 May 2003

Tesco PLC ("the Company")

Tesco PLC announces that on 14 May 2003, the Tesco International Employee Benefit Trust purchased 750,000 Ordinary Shares of 5 pence each in the Company at an average price of 200.92p.

Enquiries:

R S Ager Esq

Company Secretary Tesco PLC Tel:-(01992) 627872

END

 © 2003 Dow Jones Reuters Business Interactive LLC (trading as Factiva). All rights reserved.

This information is provided by RNS
The company news service from the London Stock Exchange

END

MSCMGGMKLKVGFZG.

Document rns0000020030515dz5f0040i

 © 2003 Dow Jones Reuters Business Interactive LLC (trading as Factiva). All rights reserved.

REG-Tesco PLC (TSCO.L) Director Shareholding.

158 words
14 May 2003
15:23
Regulatory News Service
English
(c) 2003

RNS Number:1000L Tesco PLC 14 May 2003

TESCO PLC

Notification of Interest of Directors and Connected Persons

Tesco PLC announces that, on 14 May 2003, 253,809 Ordinary Shares of 5p each in the Company were transferred by Tesco Quest Limited, as trustee of the Tesco Qualifying Employee Share Ownership Trust, to satisfy options exercised by employees under the Company's Savings-Related Share Option Scheme (1981). As a result of the transfer, R S Ager, J Gardiner, J Gildersleeve, A Higginson, Sir Terence Leahy, T J R Mason, D E Reid, P A Clarke, D T Potts who are beneficiaries of the trust, ceased to have an interest in the 253,809 Ordinary Shares of 5p each in the Company.

Enquiries:

J A Bailey Esq Deputy Secretary Tesco PLC Tel:-(01992) 632222

This information is provided by RNS
The company news service from the London Stock Exchange

END

 © 2003 Dow Jones Reuters Business Interactive LLC (trading as Factiva). All rights reserved.

RDSAIMATMMMBBPJ.

Document rns0000020030514dz5e00etd

 © 2003 Dow Jones Reuters Business Interactive LLC (trading as Factiva). All rights reserved.

REG-Tesco PLC (TSCO.L) Director Shareholding.

138 words
13 May 2003
17:10
Regulatory News Service
English
(c) 2003

RNS Number:0560L Tesco PLC 13 May 2003

Tesco PLC

DIRECTORS' SHAREHOLDINGS

The Company was informed today that on 12 May 2003 the Directors below had Ordinary shares released, under the Company's Employee Profit Sharing Scheme, which were first appropriated on 10 May 2000 at a price of 216.25p per share.

Director	Number of Shares
R S Ager	3,699
P A Clarke	3,699
J Gildersleeve	3,699
T P Leahy	3,699
T J R Mason	4,623 (includes 924 shares in the name of Mrs Fiona Mason)
D T Potts	3,699
D E Reid	3,699

 © 2003 Dow Jones Reuters Business Interactive LLC (trading as Factiva). All rights reserved.

Enquiries:

J A Bailey Esq Deputy Secretary Tesco PLC Tel:-(01992) 632222

This information is provided by RNS
The company news service from the London Stock Exchange

END

RDSAJMRTMMMBBFJ.

Document rns0000020030513dz5d00i8a

 © 2003 Dow Jones Reuters Business Interactive LLC (trading as Factiva). All rights reserved.

REG-Tesco PLC (TSCO.L) Director Shareholding.

158 words
7 May 2003
16:18
Regulatory News Service
English
(c) 2003

RNS Number:8144K Tesco PLC 07 May 2003

TESCO PLC

Notification of Interest of Directors and Connected Persons

Tesco PLC announces that, on 7 May 2003, 70,416 Ordinary Shares of 5p each in the Company were transferred by Tesco Quest Limited, as trustee of the Tesco Qualifying Employee Share Ownership Trust, to satisfy options exercised by employees under the Company's Savings-Related Share Option Scheme (1981). As a result of the transfer, R S Ager, J Gardiner, J Gildersleeve, A Higginson, Sir Terence Leahy, T J R Mason, D E Reid, P A Clarke, D T Potts who are beneficiaries of the trust, ceased to have an interest in the 70,416 Ordinary Shares of 5p each in the Company.

Enquiries:

J A Bailey Esq Deputy Secretary Tesco PLC Tel:-(01992) 632222

This information is provided by RNS
The company news service from the London Stock Exchange

 © 2003 Dow Jones Reuters Business Interactive LLC (trading as Factiva). All rights reserved.

END

RDSARMFTMMBMBIJ.

Document rns0000020030507dz5700j4y





 © 2003 Dow Jones Reuters Business Interactive LLC (trading as Factiva). All rights reserved.

REG-Tesco PLC (TSCO.L) Director Shareholding.

138 words
6 May 2003
15:59
Regulatory News Service
English
(c) 2003

.

RNS Number:7544K Tesco PLC 06 May 2003

Tesco PLC ("the Company")

DIRECTORS SHAREHOLDING

Tesco PLC has today been notified that on Friday 2 May 2003, the Trustees of the Tesco Employee Share Ownership Plan purchased Ordinary Shares of 5 pence each in the Company at a price of 195p per share on behalf of the Directors below:

Director	Number of Shares	
R S Ager	56	
P A Clarke	56	
J Gildersleeve	56	
A Higginson	56	
T P Leahy	56	
T J R Mason	112	(includes 56 shares in the name of Mrs Fiona Mason)
D T Potts	56	
D E Reid	56	

 © 2003 Dow Jones Reuters Business Interactive LLC (trading as Factiva). All rights reserved.

Enquiries:

J A Bailey Deputy Secretary Tesco PLC Tel: 01992 632222

This information is provided by RNS
The company news service from the London Stock Exchange

END RDSAFMATMMAMBIJ.

Document rns0000020030506dz5600fwa

 © 2003 Dow Jones Reuters Business Interactive LLC (trading as Factiva). All rights reserved.

REG-Tesco PLC (TSCO.L) Holding(s) in Company.

92 words
2 May 2003
15:34
Regulatory News Service
English
(c) 2003

04 JAN 20 AM 7:21

RNS Number:6946K Tesco PLC 02 May 2003

Tesco PLC (the "Company")

DISCLOSURE OF INTEREST IN SHARES

The Company received notification today that as at the close of business on 25 April 2003, Lehman Brothers International (Europe) no longer have a notifiable interest in the Ordinary shares of 5p each of the Company.

Enquiries:

J A Bailey Esq Deputy Secretary Tesco PLC Tel:-(01992) 632 222

This information is provided by RNS
The company news service from the London Stock Exchange

END HOLATMATMMJMBBJ.

Document rns0000020030502dz5200eia

 © 2003 Dow Jones Reuters Business Interactive LLC (trading as Factiva). All rights reserved.

REG-Tesco PLC (TSCO.L) Statement re Safeway Hearing (SFW.L).

810 words

30 April 2003

13:35

Regulatory News Service

English

(c) 2003

RNS Number:5708K Tesco PLC 30 April 2003

Not for release, publication or distribution in or into the United States of

America, Canada, Australia or Japan
consumers would win in a tesco/safeway deal
Terry Leahy puts Tesco Case to Competition Commission Hearing

Tesco Chief Executive, Sir Terry Leahy, today welcomed the Open Hearing on the Safeway inquiry. He told the Competition Commission that a Tesco acquisition of Safeway would offer the best outcome for consumers and communities and would lead to a net creation of 5,000 new jobs.

He said "The key question is whether an acquisition of Safeway would lead to a significant lessening of competition, to the detriment of consumers - for example, through higher prices.

This competition question will be decided by the Commission but what I can tell you is that the proposed acquisition would enable all customers to benefit from our offer in many more stores of all sizes without weakening the intense competitiveness that characterises our business. We compete nationally and would continue to do so.

It would be perverse to deny a wider group of consumers the chance to have access to what Tesco has to offer for customers. It would send a signal that successful firms in a competitive market face a regulatory hurdle not shared by their rivals. This could chill the very competitive endeavour that competition policy exists to preserve and to encourage.

Indeed, Tesco is totally committed to maintaining competition and rivalry in the sector. This environment has allowed significant movements in market share over time. It is by working in a competitive environment, which spurs innovations like Clubcard and home shopping, that we have become market leader. Size alone is no protection in this market. Indeed, the fastest growing major player in the market is Morrisons.

 © 2003 Dow Jones Reuters Business Interactive LLC (trading as Factiva). All rights reserved.

Rivalry also ensures that buying efficiencies are passed onto the consumer through price and quality. Our business has more than doubled in size over the past ten years. Yet, our margin was higher ten years ago than it is today."

He also said: "The price of food has declined by 12% in real terms since 1989. Within this, since 1999, our food prices have fallen by 4.5% in real terms, against an industry average of 2.6%. And we have further cut prices by £60 million only this week. And this ignores the impact of Clubcard, which represents a 1% discount off the shopping trip for card holders.

A Safeway customer whose store is converted to Tesco would see prices fall by some 11% across a broad range of products. Consumers know that price cutting is a long term Tesco strategy, not a new tactic. Lower prices make food more accessible, particularly for the less affluent. We pride ourselves on serving consumers from all walks of life. In all our supermarkets we offer products at each end of the spectrum-from Value through an extensive range of branded and own label products through to Finest. We are organised to deliver value for money for all customers, not just some. No neighbourhood is a no-go area for Tesco or for serving customers.

A customer of a Safeway store that converted to Tesco could be more confident that we would make a success of it than would our competitors. Indeed, in respect of smaller stores, some of them simply don't have our track record of running them effectively. And 25% of Safeway stores are less than 15,000 sq feet.

Communities would see more good local jobs for local people. We have a strong record of applying management skill and innovation when integrating businesses into our own. We've done it before and would manage the change well. Customers would also see tangible benefits for the environment and for sustainability.

He concluded "Our success has been driven by our focus on customers in a competitive and dynamic market. The current proposals affecting the future of Safeway raise serious issues as to whether a structural change, which could see the four major retailers become three, is in the consumer interest. If such a restructuring of the market were to be permitted, I strongly believe that Tesco would be best placed to lead this change.

Uniquely, Tesco would deliver substantial consumer benefits, universal appeal to all types of customer, experience across a wide range of store types and world class managerial team - to the benefit of customers, communities, staff and suppliers."

Enquiries:

 © 2003 Dow Jones Reuters Business Interactive LLC (trading as Factiva). All rights reserved.

Tesco

Lucy Neville-Rolfe (+44 (0) 1992 646 606)

Steven N. Butler (+44 (0) 1992 644 800)

The Maitland Consultancy (PR Advisor to Tesco)

Angus Maitland (+44 (0) 20 7379 5151)

Philip Gawith (+44 (0) 20 7379 5151)

This information is provided by RNS
The company news service from the London Stock Exchange

END

STRFGGFDFGGGFZM.

Document rns0000020030430dz4u00dky

© 2003 Dow Jones Reuters Business Interactive LLC (trading as Factiva). All rights reserved.

REG-Tesco PLC (TSCO.L) Director Shareholding.

158 words
30 April 2003
11:24
Regulatory News Service
English
(c) 2003

RNS Number:5581K Tesco PLC 30 April 2003

TESCO PLC

Notification of Interest of Directors and Connected Persons

Tesco PLC announces that, on 30 April 2003, 69,225 Ordinary Shares of 5p each in the Company were transferred by Tesco Quest Limited, as trustee of the Tesco Qualifying Employee Share Ownership Trust, to satisfy options exercised by employees under the Company's Savings-Related Share Option Scheme (1981). As a result of the transfer, R S Ager, J Gardiner, J Gildersleeve, A Higginson, Sir Terence Leahy, T J R Mason, D E Reid, P A Clarke, D T Potts who are beneficiaries of the trust, ceased to have an interest in the 69,225 Ordinary Shares of 5p each in the Company.

Enquiries:

J A Bailey Esq Deputy Secretary Tesco PLC Tel:-(01992) 632222

This information is provided by RNS
The company news service from the London Stock Exchange

END

RDSIMMBTMMTJBMJ.

Document rns0000020030430dz4u0093t

 © 2003 Dow Jones Reuters Business Interactive LLC (trading as Factiva). All rights reserved.

© 2003 Dow Jones Reuters Business Interactive LLC (trading as Factiva). All rights reserved.

REG-Tesco PLC (TSCO.L) Holding(s) in Company.

100 words
25 April 2003
15:06
Regulatory News Service
English
(c) 2003

RNS Number:4033K Tesco PLC 25 April 2003

25 April 2003

Tesco PLC

DISCLOSURE OF INTEREST IN SHARES

The Company has been informed by a letter dated 24th April 2003 that as at the close of business on 24th April 2003, Cater Allen International Limited no longer have a notifiable interest in the ordinary shares of 5p each of the Company.

```
Enquiries:        J A Bailey Esq
Deputy Secretary
Tesco PLC
Tel: 01992 632222
```

END

```
This information is provided by RNS
The company news service from the London Stock Exchange
```

END

HOLIAMATMMMTBBJ.

Document rns0000020030425dz4p00f4k

 © 2003 Dow Jones Reuters Business Interactive LLC (trading as Factiva). All rights reserved.

REG-Tesco PLC (TSCO.L) Holding(s) in Company.

110 words
25 April 2003
15:01
Regulatory News Service
English
(c) 2003

.

RNS Number:4031K Tesco PLC 25 April 2003

25 April 2003

Tesco PLC

DISCLOSURE OF INTEREST IN SHARES

The Company has been informed by a letter dated 24th April 2003 that as at the close of business on 22nd April 2003, Lehman Brothers International (Europe) had an interest in 447,643,569 ordinary shares of 5p each of the Company. This represents 6.20% of the share capital of the Company.

```
Enquiries:        J A Bailey Esq
Deputy Secretary
Tesco PLC
Tel: 01992 632222
```

END

```
This information is provided by RNS
The company news service from the London Stock Exchange
```

END

HOLIAMITMMATBPJ.

Document rns0000020030425dz4p00eyz

 © 2003 Dow Jones Reuters Business Interactive LLC (trading as Factiva). All rights reserved.

REG-Tesco PLC (TSCO.L) Holding(s) in Company.

108 words
23 April 2003
16:55
Regulatory News Service
English
(c) 2003

RNS Number:3080K Tesco PLC 23 April 2003

23 April 2003

Tesco PLC

DISCLOSURE OF INTEREST SHARES

The Company has been informed by a letter dated 22nd April 2003 that as at the close of business on 17th April 2003, Cater Allen International Limited had an interest in 252,201,372 ordinary shares of 5p each of the Company. This represents 3.49% of the share capital of the Company.

```
Enquiries:          J A Bailey Esq
Deputy Secretary
Tesco PLC
Tel: 01992 632222
This information is provided by RNS
The company news service from the London Stock Exchange
```

END

HOLIJMFTMMATBBJ.

Document rns0000020030423dz4n00i21

 © 2003 Dow Jones Reuters Business Interactive LLC (trading as Factiva). All rights reserved.

REG-Tesco PLC (TSCO.L) Director Shareholding.

158 words
23 April 2003
10:21
Regulatory News Service
English
(c) 2003

RNS Number:2653K Tesco PLC 23 April 2003

TESCO PLC

Notification of Interest of Directors and Connected Persons

Tesco PLC announces that, on 23 April 2003, 139,553 Ordinary Shares of 5p each in the Company were transferred by Tesco Quest Limited, as trustee of the Tesco Qualifying Employee Share Ownership Trust, to satisfy options exercised by employees under the Company's Savings-Related Share Option Scheme (1981). As a result of the transfer, R S Ager, J Gardiner, J Gildersleeve, A Higginson, Sir Terence Leahy, T J R Mason, D E Reid, P A Clarke, D T Potts who are beneficiaries of the trust, ceased to have an interest in the 139,553 Ordinary Shares of 5p each in the Company.

Enquiries:

J A Bailey Esq Deputy Secretary Tesco PLC Tel:-(01992) 632222

This information is provided by RNS
The company news service from the London Stock Exchange

END

RDSIJMMTMMBTBFJ.

Document rns0000020030423dz4n0058x

 © 2003 Dow Jones Reuters Business Interactive LLC (trading as Factiva). All rights reserved.

 © 2003 Dow Jones Reuters Business Interactive LLC (trading as Factiva). All rights reserved.

REG-Tesco PLC (TSCO.L) Re Agreement.

180 words
17 April 2003
07:04
Regulatory News Service
English
(c) 2003

.

RNS Number:1401K Tesco PLC 17 April 2003

17 April 2003

TESCO PLC
Kipa and Tesco Advance Talks

Under Turkish Capital Markets Board Rules, it is a requirement that an announcement be made at each stage of any possible venture.

Following its announcement on 1 August 2002 and an update at our Group Annual Results on 8 April 2003 Tesco Plc has signed a conditional contract to buy certain classes of equity share capital in Kipa, a Turkish hypermarket chain.

The agreement is subject to a number of material conditions. If these conditions are satisfied closing of the deal is expected to be later in the current financial year.

The maximum cash consideration payable for the entire equity capital of Kipa would be up to USD 118m (£75m at current exchange rates), subject to a net cash adjustment.

-End-

Contacts:

Investor Queries: Steve Butler Tel: 01992 644 800
Press Queries: Jonathan Church Tel: 01992 646 606

This information is provided by RNS
The company news service from the London Stock Exchange

 © 2003 Dow Jones Reuters Business Interactive LLC (trading as Factiva). All rights reserved.

END

AGRUNUBRONRSAAR.

Document rns0000020030417dz4h000gu

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REG-Tesco PLC (TSCO.L) Director Shareholding.

158 words

16 April 2003

17:26

Regulatory News Service

English

(c) 2003

RNS Number:1397K Tesco PLC 16 April 2003

TESCO PLC

Notification of Interest of Directors and Connected Persons

Tesco PLC announces that, on 16 April 2003, 69,151 Ordinary Shares of 5p each in the Company were transferred by Tesco Quest Limited, as trustee of the Tesco Qualifying Employee Share Ownership Trust, to satisfy options exercised by employees under the Company's Savings-Related Share Option Scheme (1981). As a result of the transfer, R S Ager, J Gardiner, J Gildersleeve, A Higginson, Sir Terence Leahy, T J R Mason, D E Reid, P A Clarke, D T Potts who are beneficiaries of the trust, ceased to have an interest in the 69,151 Ordinary Shares of 5p each in the Company.

Enquiries:

J A Bailey Esq

Deputy Secretary

Tesco PLC

Tel:-(01992) 632222

This information is provided by RNS
The company news service from the London Stock Exchange

© 2003 Dow Jones Reuters Business Interactive LLC (trading as Factiva). All rights reserved.

END

RDSIFMRTMMTBBTJ.

Document rns0000020030416dz4g00j4x

 © 2003 Dow Jones Reuters Business Interactive LLC (trading as Factiva). All rights reserved.

REG-Tesco PLC (TSCO.L) Director Shareholding.

141 words
15 April 2003
16:11
Regulatory News Service
English
(c) 2003

RNS Number:0767K Tesco PLC 15 April 2003

Tesco PLC

DIRECTORS' SHAREHOLDINGS

The Company was informed today that the Directors below were granted options on 14 April 2003, at a price of 197.5p per share, under the Company's Executive Share Option Scheme which are exercisable from 14 April 2006:

Director	No. of Shares
R S Ager	455,696
P A Clarke	501,226
J Gildersleeve	604,557
A T Higginson	523,544
T P Leahy	939,747
T J R Mason	540,544 (includes 17,000 in the name of Mrs Fiona Mason)
D T Potts	501,266
D E Reid	707,848

Enquiries: J A Bailey Esq

 © 2003 Dow Jones Reuters Business Interactive LLC (trading as Factiva). All rights reserved.

Deputy Secretary

Tesco PLC

Tel: 01992 632222

This information is provided by RNS
The company news service from the London Stock Exchange

END

RDSIAMFTMMMBBPJ.

Document rns0000020030415dz4f00g1v

 © 2003 Dow Jones Reuters Business Interactive LLC (trading as Factiva). All rights reserved.

REG-Tesco PLC (TSCO.L) HLDG BY EMPLOYEE SHARE SCHEME.

87 words

10 April 2003

16:56

Regulatory News Service

English

(c) 2003

.

RNS Number:9148J Tesco PLC 10 April 2003

Tesco PLC ("the Company")

Tesco PLC announces that on 10 April 2003, the Tesco Employees Share Scheme Trustees Limited purchased 7,600,000 Ordinary Shares of 5 pence each in the Company at an average price of 197.04p.

Enquiries:

R S Ager Esq

Company Secretary Tesco PLC Tel:-(01992) 627872

END

This information is provided by RNS
The company news service from the London Stock Exchange

END HOLGUUWACUPWGQU.

Document rns0000020030410dz4a00id6

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REG-Tesco PLC (TSCO.L) HLDG BY EMPLOYEE SHARE SCHEME.

87 words

9 April 2003

17:08

Regulatory News Service

English

(c) 2003

RNS Number:8493J Tesco PLC 09 April 2003

Tesco PLC ("the Company")

Tesco PLC announces that on 9th April 2003, the Tesco Employees Share Scheme Trustees Limited purchased 1,100,000 Ordinary Shares of 5 pence each in the Company at an average price of 197.0p.

Enquiries:

R S Ager Esq

Company Secretary Tesco PLC Tel:-(01992) 627872

END

This information is provided by RNS
The company news service from the London Stock Exchange

END HOLUUUCUCUPWGMB.

Document rns0000020030409dz4900itu

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REG-Tesco PLC (TSCO.L) Director Shareholding.

117 words

9 April 2003

16:39

Regulatory News Service

English

(c) 2003

RNS Number:8466J Tesco PLC 09 April 2003

TEIS RELEASE

9 April 2003

Tesco PLC

DIRECTORS' SHAREHOLDINGS

The Director below has today received Ordinary Shares of 5p each released through the Tesco Executive Incentive Scheme at a value of 197.25p per share. The Company has retained 40% of the shares to cover the tax liability of the Director.

Director	Year of Scheme	Number of Shares
PA Clarke	Long Term 1999	11,142
	Short Term 2001	28,201
	Total	39,343

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Enquiries:

J A Bailey Esq

Deputy Secretary

Tesco PLC

Tel: 01992 632222

This information is provided by RNS
The company news service from the London Stock Exchange

END

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REG-Tesco PLC (TSCO.L) Director Shareholding.

501 words
9 April 2003
15:43
Regulatory News Service
English
(c) 2003

RNS Number:8380J Tesco PLC 09 April 2003

Tesco PLC

NOTIFICATION OF INTEREST OF DIRECTORS AND CONNECTED PERSONS

Tesco PLC announces that on 9th April 2003, 372,795 Ordinary Shares of 5P each in the Company were transferred by Tesco Quest Limited, as trustee of the Tesco Qualifying Employee Share Ownership Trust, to satisfy options exercised by employees under the Company's Savings-Related Share Option Scheme (1981). As a result of the transfer, R S Ager, J Gardiner, J Gildersleeve, A Higginson, Sir Terence Leahy, T J R Mason, D E Reid, P A Clarke, D T Potts who are beneficiaries of the trust, ceased to have an interest in the 372,795 Ordinary Shares of 5P each in the company,

Enquiries: JA Bailey

Deputy Secretary

Tesco PLC

 © 2003 Dow Jones Reuters Business Interactive LLC (trading as Factiva). All rights reserved.

Tel:- (01992) 632222

TEIS ENHANCEMENT ALLOCATION

9th April 2003

Tesco PLC

DIRECTORS' SHAREHOLDINGS

The Directors listed below have today been allocated the following shares under the Company's Executive Incentive Scheme at a price of 197.25P (based on the closing price of 8 April 2003). The entitlement to receive these shares is based on details which are contained in the Tesco PLC Report and Accounts for 2003.

R S Ager	50,625
P A Clarke	13,476
J Gildersleeve	66,084
A T Higginson	25,024
T P Leahy	82,944
T J R Mason	48,783
D T Potts	31,551
D E Reid	72,363

Enquiries: JA Bailey

 © 2003 Dow Jones Reuters Business Interactive LLC (trading as Factiva). All rights reserved.

Deputy Secretary

Tesco PLC

Tel:- 01992 632222.

TEIS ALLOCATION

9 April 2003

DIRECTORS' SHAREHOLDINGS

The Directors listed below have today been allocated, at a price of 197.25p per share, share entitlements under the Company's Executive Incentive Scheme, which comprises both long term and short term share bonuses. The entitlement to receive these shares is based on performance criterion, details of which are contained in the Tesco PLC Report and Accounts for 2003.

Director	Short Term	Short Term Matching	Long Term	Total Entitlement Granted
T P Leahy	338,738	169,369	319,919	828,025
D E Reid	255,148	127,574	240,973	623,696
R S Ager	164,259	82,129	155,133	401,521
P A Clarke	180,684	90,342	170,646	441,673
J Gildersleeve	217,916	108,958	205,810	532,684

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A T Higginson 461,303	188,715	94,357	178,231
T J R Mason 461,303	188,715	94,357	178,231
D T Potts 441,673	180,684	90,342	170,646

Enquiries: JA Bailey

Deputy Secretary

Tesco PLC

Tel:- 01992 632222

ORDINARY SHARES - SALE

9 April 2003

Tesco PLC

DIRECTORS' SHAREHOLDINGS

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The Company was informed that the following Director has today sold Ordinary shares of 5P each in the Company at a price of 197.25p.

Director	No of Shares
P A Clarke	96,374

Enquiries: JA Bailey

Deputy Secretary

Tesco PLC

Tel:- 01992 632222

This information is provided by RNS
The company news service from the London Stock Exchange

END

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REG-Tesco PLC (TSCO.L) HLDG BY EMPLOYEE SHARE SCHEME.

87 words
9 April 2003
14:53
Regulatory News Service
English
(c) 2003

.

RNS Number:8331J Tesco PLC 09 April 2003

Tesco PLC ("the Company")

Tesco PLC announces that on 8 April 2003, the Tesco Employees Share Scheme Trustees Limited purchased 2,400,000 Ordinary Shares of 5 pence each in the Company at an average price of 194.69p.

Enquiries:

R S Ager Esq

Company Secretary Tesco PLC Tel:-(01992) 627872

END

This information is provided by RNS
The company news service from the London Stock Exchange

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REG-Tesco PLC (TSCO.L) Final Results.

4,595 words
8 April 2003
07:20
Regulatory News Service
English
(c) 2003

RNS Number:7521J Tesco PLC 08 April 2003

8 April 2003

TESCO PLC

PRELIMINARY STATEMENT OF RESULTS

52 WEEKS ENDED 22 FEBRUARY 2003

BRINGING VALUE, CHOICE AND CONVENIENCE TO

MILLIONS OF CUSTOMERS EVERY WEEK

HIGHLIGHTS

- GROUP SALES UP 11.5% AND UNDERLYING PRE-TAX PROFITS* OF £1,401M UP 14.7%

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- PRE-TAX PROFIT UP 13.3% TO £1,361M

- INTERNATIONAL UNDERLYING OPERATING PROFITS UP 78.2% TO £212M

- ACHIEVING OUR INTERNATIONAL PROFITS AND RETURN TARGETS SET IN 1999

- 296,000 EMPLOYEES WORLD-WIDE WITH A FURTHER 20,000 JOBS TO BE CREATED IN

    2003

- TESCO PERSONAL FINANCE ACHIEVES £96M PROFIT**. TESCO SHARE IS £48M, UP

    FROM £20M LAST YEAR

GROUP

- SALES UP 11.5% TO £28.6BN - UNDERLYING DILUTED EPS* UP 15.2 % TO 13.98P - DILUTED EPS UP 13.2% TO 13.42P - FULL YEAR DIVIDEND UP 10.7% TO 6.20P

UK

- SALES UP 7.9% TO £23.4BN - LIKE FOR LIKE GROWTH OF 4.1%, INCLUDING STRONG VOLUME OF 5.0% - A FURTHER 11,000 JOBS TO BE CREATED

INTERNATIONAL

- TOTAL INTERNATIONAL SALES UP 31.2% TO £5.2BN - TOTAL INTERNATIONAL UNDERLYING OPERATING PROFIT UP 78.2% TO £212M - ACHIEVED TARGETS SET IN 1999 OF UNDERLYING OPERATING PROFIT OF £141M AND

    CASH RETURNS OF 9.7% FROM DEVELOPING MARKETS

-45% OF GROUP SPACE AND 75,000 STAFF OVERSEAS

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UK sales grew by 7.9% to £23.4bn (2002 - £21.7bn) of which 4.1% came from existing stores and 3.8% from net new stores, including 0.7% from T&S. Existing store growth has been driven by strong volumes of 5.0%.

UK underlying operating profit was 6.9% higher at £1,297m (2002 - £1,213m). The operating margin remained flat at 6.0%.

Our international business is making an increasing contribution to group growth. Total international sales grew by 31.2% to £5.2bn and contributed £212m to underlying operating profits, up 78.2% on last year. The profit margin grew from 3.3% to 4.5%.

We have achieved our targets set in 1999 for our developing markets. We have delivered underlying operating profit of £141m and cash return on investment of 9.7%.

In The Rest of Europe sales rose by 22.5% to £3.0bn (2002 - £2.5bn) and contributed an underlying operating profit of £141m, up 56.7% on last year.

In Asia sales were up 45.5% to £2.2bn and we made an underlying operating profit of £71m up 145% on last year.

Total joint ventures' and associates' profit (excluding goodwill) for the year was £72m compared to £42m last year. Our share of Tesco Personal Finance profit was £48m, up from £20m last year. Tesco.com made a profit of £12.2m up from £0.4m and we achieved sales of £447m, up 26% on last year.

Net interest payable was £180m (2002 - £153m) of which £10m relates to T&S and HIT.

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Tax has been charged at an effective rate of 30.5% (2002 - 30.9%). Prior to accounting for the net loss on disposal of fixed assets, goodwill amortisation and integration costs, our underlying tax rate was 29.6% (2002 - 30.4%).

Underlying diluted earnings per share increased by 15.2% to 13.98p (2002 - 12.14p).

The Board has proposed a final dividend of 4.33p (2002 - 3.93p). This, together with the interim dividend of 1.87p (2002 - 1.67p), gives a total dividend of 6.20p (2002 - 5.60p). This represents an increase of 10.7%, significantly ahead of inflation. Our intention is that our strategy will allow us to deliver strong dividend growth as our earnings grow, whilst allowing a modest increase in dividend cover, that will help maintain the strength of our balance sheet. Dividend cover increases to 2.25 times from 2.17 times last year. The final dividend will be paid on 27 June 2003 to shareholders on the Register of Members at the close of business on 22 April 2003. Shareholders will continue to have the right to receive the dividend in the form of fully paid ordinary shares instead of cash. The first day of dealing in the new shares will be on 27 June 2003.

Group capital expenditure for the year was £2.1bn (2002 - £2.0bn). We anticipate group capital expenditure to be around £2.2bn next year. UK capital expenditure was £1.2bn, including £558m on new stores and £335m on extensions and refits. Total international capital expenditure was £906m including £527m in Asia and £379m in Europe.

We maintain a strong balance sheet. The group generated operating cash inflow in the year of £2,375m, up 17%.

Net debt at the year end was £4.7bn. This includes the additional debt used for the purchase of HIT, (£391m) and T&S (£155m).

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Interest cover remains strong at 8.6 times and Gearing has increased to 73%. HIT has been consolidated from 1st September 2002 and T&S from 6th January 2003. Consolidated profits from these two businesses amounted to £1m.

Goodwill after fair value adjustments for these two companies is £745m. This has led to an £11m goodwill P&L charge this year and a full year annual charge of £37m going forward.

Integration costs of £4m have been charged this year relating to the HIT business. Integration costs for T&S are expected to be £96m over the next three to four years as we convert 450 stores into the Express format.

Our pension scheme is a defined benefit scheme with 120,000 current members and only 10,000 pensioners, making it a relatively young scheme. We are proud of our pension scheme which is very important to staff.

The result of our three year actuarial valuation undertaken as at March 2002 shows a deficit of £159m. We are 91% funded compared to 96% in 1999. We have taken steps to deal with this deficit by increasing both the company and employee contributions. The additional company contributions are more than double the additional employee contributions.

We have also carried out an FRS 17 pension valuation as at the year end date. This valuation shows a post tax deficit of £540m reflecting the lower level of the stock market and bond yields. Under FRS 17 the P&L charge would have been a net £19m higher.

STRATEGY

Our strategy is simple. It has been well executed and is delivering the expected results. The four key elements of our growth strategy remain the same:-

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- Core UK Business;

- Non-food;

- Retailing Services; and

- International.

CORE UK BUSINESS

We were not surprised by the Government's decision to refer all potential supermarket bids for Safeway to the Competition Commission. We have always understood that competition policy limited consolidation of the four national players in our industry. If four were to become three, we believe consumers would be better off if Tesco led that change. Uniquely Tesco brings together the qualities of consumer champion, experience across a broad range of store types and a world class management team. We will engage constructively with the Commission who have been asked to report by 12th August.

No matter what the outcome, we will remain focused on delivering the best for customers and for shareholders.

What we have seen in the last year is a return to a more normal level of growth across the industry. This is a time where there will be winners and losers and with an uncertain consumer environment this will become more apparent.

We have invested heavily in price and are now into our second billion of price cuts, making us Britain's best value supermarket. This is more than an 11% price drop in real terms, and combined with service and the products people want, explains why we are the first choice for British consumers.

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Our development programme in the UK has delivered 1.4m sq. ft. of new space this year.

We now have 62 Extra stores, up from 41 last year. They show terrific same store sales growth confirming that consumers love our destination stores.

We opened 34 Express stores in the year bringing our total to 109. We are now opening at least one new Express store per week and we are seeing some of the best sales densities in the group from these stores.

During the year we purchased T&S Stores. The convenience market is a £20bn market in the UK and this acquisition increases our share from 1% to 5%.

T&S has 870 convenience outlets. We will convert 450 T&S stores to the Tesco Express format over the next three to four years. We are maintaining the T&S One Stop fascia as an independent business. We are sharing learning between both businesses which is strengthening our Express format and improving the One Stop offer.

NON-FOOD

We have developed better non-food capability during the year. Half of our UK new space opened this year has been non-food and the result has been to grow our market share to 5%. Some of the highlights in the year include:-. - a 16% share of chart music sales up from 4% five years ago;

- the introduction of our Finest brand into non-food and the extension of

    the Value brand;

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- gaining market leadership on healthcare; and

- the Cherokee brand which now accounts for one third of our clothing

business after just seven months.

RETAILING SERVICES

Retailing services are becoming more popular with customers.

Our joint venture with the Royal Bank of Scotland, Tesco Personal Finance is popular, because it brings outstanding value and excellent customer service. It works because of the low customer acquisition cost and in just 5 years we have grown a substantial business delivering strong profits.

Tesco.com is world leading. Sales grew by 26% and profits were £12.2m in the year. Our UK grocery home shopping business covers 96% of the population. It has over 110,000 weekly orders making it the largest grocery internet operation in the world.

INTERNATIONAL

Our strategy of building a profitable international business of scale both in Europe and Asia continues to make excellent progress. Today we are announcing strong growth in an environment that has become much tougher for all retailers. We have increased sales by 31% to £5.2bn and underlying operating profit by 78% to £212m. International return on capital is increasing each year reflecting growing returns from investment in our developing markets.

We are market leader in five countries, profitable in eight of our ten markets and have built excellent hypermarket operational capability.

In September 1999 we set some important targets to be achieved from our developing markets. These

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targets for the year 2002 were an underlying operating profit of £140m - £160m and a cash return on capital invested of 9% - 10%.

We can now confirm that these targets have been achieved. Developing market underlying operating profit, excluding Republic of Ireland, Malaysia and HIT was £141m and cash return on investment was 9.7%. The shape of achieving the targets is different. Our teams have done an excellent job by improving their operating margin performance to 4%. They have controlled branch and distribution costs, bought better and developed higher income from malls.

In the year we opened 38 hypermarkets of which 18 were in Europe and 20 in Asia giving us 152 hypermarkets in total.

In Europe, all countries are profitable. We have 83 hypermarkets, making us the strongest retailer in Central Europe.

In Hungary, we have built a business of scale, and are clear market leader. This year we opened five hypermarkets giving us 26 in total. Sales grew by 26% and we are continuing to grow profits.

In Poland, we now have 34 hypermarkets. Total sales were up 48% including HIT and we achieved our profit plan. We have an excellent management team integrating the HIT business. This has doubled the size of our Polish operation in a tough planning environment.

In the Czech Republic & Slovakia we have made good progress and profits have shown a significant increase. We now have 11 hypermarkets in the Czech Republic and 12 hypermarkets in Slovakia.

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In the Republic of Ireland, we had a strong year and have seen good sales growth, up 8%. In 2003 we plan to open six new stores of which three are replacements. We opened our first petrol station at Killarney and will soon commence work at our first 65,000 sq. ft. hypermarket in Clarehall, Dublin.

Turning to Asia, we continue to trade well and we are developing at a slightly faster rate than our original plans. We now have 69 hypermarkets.

In Thailand, sales are up 21% in the year and we are market leader with 42 hypermarkets. We currently have eight Express stores with plans for more stores in Bangkok.

In Korea, we grew sales by 66%. We have achieved planned sales, profits and returns despite a tightening consumer environment. We opened a further seven hypermarkets taking the total to 21. We have an additional eight hypermarkets opening next year.

In Taiwan, we grew sales by 119%. Expansion has been slower than we planned but we are now seeing opportunities to buy sites at lower prices. We have one more hypermarket opening next year.

In Malaysia we now have four stores open. Their performance is encouraging and we have a good number of planning applications in the pipeline.

As to future development we plan to open 16 hypermarkets in Asia and 18 in Central Europe this year. We continue to explore opportunities in China, Japan and Turkey.

CORPORATE SOCIAL RESPONSIBILITY

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We ensure that our stores reflect the communities in which they operate. Highlights include:-

- Race for Life, more than 250,000 women have participated, raising over

  £15m for Cancer Research;

- Charity of the Year - thousands of staff have raised over £1m for Cystic

  Fibrosis;

- Computers for Schools - since 1992 we have given away over £77m of

  computer equipment; and

- Raising over £1m through mobile phone recycling.

We are successful because of our staff and we ensure they share in our success. This year they shared in £68m of shares as Save-As-You-Earn schemes matured. They also received profit share totalling £38m and now 104,000 of our staff are shareholders.

-ends-

Contacts

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Analysts	Steven Butler	01992 644800
	Lucy Cross	01992 646663
Press	Jonathan Church	01992 646606
	Angus Maitland, The Maitland Consultancy	020 7379 5151

This document is available via the Internet at www.tesco.com

Today there will be an analysts meeting at 9.00am and a press conference at 12.30pm both at Deutsche Bank, Winchester House, 1 Great Winchester Street,

London EC2N 2EQ.

TESCO PLC

GROUP PROFIT AND LOSS ACCOUNT

52 weeks ended 22 February 2003	Note	Existing £m	Acquisitions £m	Total 2003 £m	Total 2002 £m	Increase %
Sales at Net Selling Prices	2	28,352	261	28,613	25,654	11.5%
Turnover including share of joint ventures		26,300	230	26,530	23,804	
Less share of joint ventures' turnover		(193)	-	(193)	(151)	

 © 2003 Dow Jones Reuters Business Interactive LLC (trading as Factiva). All rights reserved.

Turnover excluding value added tax 2 26,107
230 26,337 23,653 11.3%

- Normal operating expenses (24,558)
(219) (24,777) (22,273)
- Employee profit sharing (51)
- (51) (48)
- Integration costs -
(4) (4) -
- Goodwill amortisation (10)
(11) (21) (10)
-------- ---

----- -------- -------- --------
Operating profit 3 1,488
(4) 1,484 1,322 12.3%
Share of operating profit of joint ventures and 70
- 70 42

associates

Net loss on disposal of fixed assets (13)
- (13) (10)
-------- ---

----- -------- -------- --------
Profit on ordinary activities before interest 1,545
(4) 1,541 1,354 13.8%

and taxation

-------- ---

----- -------- -------- --------
Net interest payable
(180) (153)
-------- ---

----- -------- -------- --------
Profit on ordinary activities before taxation
1,361 1,201 13.3%.

Underlying profit before net loss on disposal of
1,401 1,221 14.7%

fixed assets, integration costs and goodwill amortisation

Net loss on disposal of fixed assets
(13) (10)
Integration costs
(4) -
Goodwill amortisation
(21) (10)
Goodwill amortisation in joint ventures
(2) -

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Tax on profit on ordinary activities
(415)   (371)

--------   --------   --------
Profit on ordinary activities after taxation
946   830   14.0%
Minority interests
-          -

--------   --------   --------
Profit for the financial year
946   830   14.0%
Dividends
(443)   (390)

--------   --------   --------
Retained profit for the financial year
503   440   14.3%

--------   --------   --------

Pence   Pence
Earnings per share   5
13.54   12.05
Adjusted for net loss on disposal of fixed
0.18   0.14

assets after taxation

Adjusted for integration costs after taxation
0.06   -
Adjusted for goodwill amortisation
0.32   0.14

--------   --------   --------
Underlying earnings per share   5
14.10   12.33   14.4%

--------   --------   --------
Diluted earnings per share   5
13.42   11.86
Adjusted for net loss on disposal of fixed
0.18   0.14

assets after taxation

Adjusted for integration costs after taxation

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0.06 -
Adjusted for goodwill amortisation
0.32 0.14

-------- -------- --------
Underlying diluted earnings per share 5
13.98 12.14 15.2%

-------- -------- --------
Dividend per share
6.20 5.60 10.7%
Dividend cover (times)
2.25 2.17.

TESCO PLC

GROUP BALANCE SHEET

2003 2002
As at 22 February 2003 Note
£m £m

Fixed assets

Intangible assets
890 154
Tangible assets
12,828 11,032
Investments
59 69

Investments in joint ventures

Share of gross assets 1,708
1,480
Less: share of gross liabilities (1,459)
(1,266)
Goodwill 17
18

----

266 232
Investments in associates
18 16

-------- --------

14,061 11,503

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Current assets

	4	
Stocks		
1,140	929	
Debtors		
662	454	
Investments		
239	225	
Cash at bank and in hand		
399	445	
--------	--------	
2,440	2,053.	
Creditors: falling due within one year		
(5,372)	(4,809)	
--------	--------	
Net current liabilities		
(2,932)	(2,756)	
--------	--------	
Total assets less current liabilities		
11,129	8,747	
Creditors: falling due after more than one year		
(4,049)	(2,741)	
Provisions for liabilities and charges		
(521)	(440)	
--------	--------	
Total net assets		
6,559	5,566	
=====	=====	

Capital and Reserves

Called up share capital

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362 350
Share premium account
2,465 2,004
Other reserves
40 40
Profit and loss account
3,649 3,136

-------- --------
Equity shareholders' funds
6,516 5,530
Minority interests
43 36

-------- --------
Total capital employed
6,559 5,566

===== =====

TESCO PLC

GROUP CASH FLOW STATEMENT

2003 2002
52 weeks ended 22 February 2003
Note £m £m
Net cash inflow from operating activities
6 2,375 2,038

Dividends from joint ventures and associates

Income received from joint ventures
11 15

Returns on investments and servicing of finance

Interest received
37 44
Interest paid
(253) (232)
Interest element of finance lease rental payments
(2) (4)

------- -------
Net cash outflow from returns on investments and servicing of finance
(218) (192)
Taxation
(366) (378)

Capital expenditure and financial investment

 © 2003 Dow Jones Reuters Business Interactive LLC (trading as Factiva). All rights reserved.

Payments to acquire tangible fixed assets
(2,032) (1,877)
Receipts from sale of tangible fixed assets
32 42
Purchase of own shares
(52) (85)

------- -------
Net cash outflow from capital expenditure and financial investment
(2,052) (1,920)

Acquisitions and disposals

Purchase of subsidiary undertakings
(419) (31).

TESCO PLC

GROUP CASH FLOW STATEMENT (continued)

2003 2002
52 weeks ended 22 February 2003
Note £m £m

Reconciliation of net cash flow to movement in net debt

(Decrease) / increase in cash
(45) 171
Cash inflow from increase in debt and lease financing
(950) (892)
Increase / (decrease) in liquid resources
14 (27)
Loans and finance leases acquired with subsidiaries
(172) -
Amortisation of 4% unsecured deep discount loan stock, RPI bond and LPI bond
(8) (14)
Other non-cash movements
(19) (12)
Foreign exchange differences
3 18

-------- --------
Increase in net debt
(1,177) (756)
Opening net debt
7 (3,560) (2,804)

-------- --------
Closing net debt
7 (4,737) (3,560)

===== =====

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TESCO PLC

GROUP STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES

2003 2002
52 weeks ended 22 February 2003
£m £m.

Profit for the financial year
946 830
Gain on foreign currency net investments
22 12

------ ------
Total recognised gains and losses relating to the financial year
968 842

------ ------

RECONCILIATION OF MOVEMENTS IN SHAREHOLDERS' FUNDS

2003 2002
52 weeks ended 22 February 2003
£m £m

Profit for the financial year
946 830
Dividends
(443) (390)

------- -------

503 440

Gain on foreign currency net investments

 © 2003 Dow Jones Reuters Business Interactive LLC (trading as Factiva). All rights reserved.

	22	12
New share capital subscribed less expenses	421	45
Payment of dividends by shares in lieu of cash	40	55
	-------	-------
Net addition to shareholders' funds	986	552
Opening shareholders' funds	5,530	4,978
	-------	-------
Closing shareholders' funds	6,516	5,530
	-------	-------

TESCO PLC

NOTES TO THE ACCOUNTS. Note 1 Accounting policies

These financial statements have been prepared using the accounting policies set out in the Annual Report and Financial Statements 2002. As in the prior year the group has continued to account for pensions and other post retirement benefits in accordance with SSAP 24, but has complied with the transitional disclosure requirements of FRS 17.

The FRS 17 basis of measurement determines liabilities by applying discount rates that reflect the current rate of return on high quality corporate bonds. The reported surplus/deficit will be volatile from period to period due to market movements in the value of assets. Funding of the scheme is based upon actuarial advice on the long term funding requirements and anticipated asset returns.

The FRS 17 net deficit as at 22 February 2003 after allowing for deferred taxation was £540m (23 February 2002: £127m).

Note 2 Group turnover analysis

52 weeks ended 22 February 2003	2003 £m	2002 £m	Increase %

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Turnover (inc VAT)

UK		
23,407	21,685	7.9%
Rest of Europe *		
3,032	2,475	22.5%
Asia *		
2,174	1,494	45.5%
--------	--------	--------
Group		
28,613	25,654	11.5%
=====	=====	=====

Turnover (ex VAT)

UK		
21,615	20,052	7.8%
Rest of Europe *		
2,689	2,203	22.1%
Asia *		
2,033	1,398	45.4%
--------	--------	--------
Group		
26,337	23,653	11.3%
=====	=====	=====

Note 3 Group operating profit analysis

2003	2002	Increase
£m	£m	%
UK		
1,297	1,213	6.9%
Rest of Europe *		
141	90	56.7%
Asia *		
71	29	144.8%

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-------- -------- --------

1,509 1,332 13.3%
Integration - Rest of Europe
(4) - -
Goodwill amortisation
(21) (10) 110.0%

-------- -------- --------
Operating profit
1,484 1,322 12.3%

===== ===== =====

UK operating margin
6.0% 6.0%
International operating margin
4.5% 3.3%

* Results for Rest of Europe and Asia are for the year ended 31 December 2002, with the exception of the Republic of Ireland which is to 22 February 2003.

TESCO PLC

NOTES TO THE ACCOUNTS (continued)

Note 4 Stocks

Stocks comprise goods held for resale of £1,122m (2002 - £908m) and development property of £18m (2002 - £21m). Note 5 Earnings per share and diluted earnings per share

The calculation of earnings, including and excluding net loss on disposal of fixed assets, integration costs and goodwill amortisation, is based on the profit for the period of £946m (2002 - £830m).

For the purpose of calculating earnings per share, the number of shares is the weighted average in issue during the 52 weeks of 6,989m (2002 - 6,887m).

52 weeks 2003 52 weeks 2002

Million Million

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Weighted average number of diluted share options
62   114
Weighted average number of shares in issue in the period
6,989   6,887

--------   --------

Total number of shares for calculating diluted

earnings per share
7,051   7,001

--------   --------

Note 6 Reconciliation of operating profit to net cash inflow from operating activities

	52 weeks 2003 £m	52 weeks 2002 £m
Operating profit	1,484	1,322
Depreciation and amortisation	602	534
Increase in goods held for resale	(129)	(93)
Decrease in development property	3	4
Increase in debtors	(28)	(88)
Increase in trade creditors	238	292
Increase in other creditors	205	67
Decrease in working capital	289	182
Net cash inflow from operating activities	2,375	2,038

TESCO PLC

 © 2003 Dow Jones Reuters Business Interactive LLC (trading as Factiva). All rights reserved.

NOTES TO THE ACCOUNTS (continued)

Note 7 Analysis of changes in net debt

	At 23 Feb 2002	Cash flow	Acquisitions	Other non-cash changes	Exchange movement	At 22 Feb 2003
	£m	£m	£m	£m	£m	£m
Cash at bank and in hand	445	(45)	-	-	(1)	399
	445	(45)		-	(1)	399
Money market investments and deposits	225	14	-	-	-	239
Bank and other loans	(1,474)	319	(114)	(15)	(2)	(1,286)
Finance leases	(15)	(26)	-	(14)	-	(55)
Debt due within one year	(1,489)	293	(114)	(29)	(2)	(1,341)
Bank and other loans	(2,727)	(1,093)	(56)	7	6	(3,863)
Finance leases	(14)	(150)	(2)	(5)	-	(171)
Debt due after one year	(2,741)	(1,243)	(58)	2	6	(4,034)

 © 2003 Dow Jones Reuters Business Interactive LLC (trading as Factiva). All rights reserved.

------	------	------	------	------	------
(27)	3	(4,737)	(3,560)	(981)	(172)
=====	=====	=====	=====	=====	=====

Note 8 Accounts

The accounts do not constitute statutory accounts. The results for the 52 weeks ended 22 February 2003 are extracts from the Group Annual Report and Financial Statements for that period, which will be delivered to the Registrar of Companies in due course and on which the auditors have given an unqualified report which does not contain a statement under Section 237(2) or (3) of the Companies Act 1985. The results for the 52 weeks ended 23 February 2002 have been extracted from the Annual Report and Financial Statements for that period, which have been delivered to the Registrar of Companies and on which the auditors have given an unqualified report which did not contain a statement under Section 237(2) or (3) of the Companies Act 1985.

Note 9 Annual Review

Copies of the 2003 Annual Review and Summary Financial Statement will be sent to shareholders. Copies of the 2003 Annual Report and Financial Statements will be sent to shareholders who have requested them. Copies of both documents will be available late May 2003 from the Company Secretary, Tesco PLC, PO Box 18, Delamare Road, Cheshunt, Waltham Cross, Hertfordshire, EN8 9SL. These documents will also be available on the internet at www.tesco.com

Note 10 AGM

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The Annual General Meeting will be held at the Royal Lancaster Hotel, Lancaster Terrace,

London W2 2TY on Friday 13th June 2003 at 11am.

Webcast URL http://events.simplywebcast.com/tesco - apr - 2003

This information is provided by RNS
The company news service from the London Stock Exchange

END

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REG-Tesco PLC (TSCO.L) Director Shareholding.

142 words
7 April 2003
16:25
Regulatory News Service
English
(c) 2003

.

RNS Number:7402J Tesco PLC 07 April 2003

Tesco PLC ("the Company")

DIRECTORS SHAREHOLDING

Tesco PLC was notified on Monday 7 April 2003, that on Friday 4 April 2003, the Trustees of the Tesco Employee Share Ownership Plan purchased Ordinary Shares of 5 pence each in the Company at a price of 183.5p per share on behalf of the Directors below:

Director	Number of Shares	
R S Ager	60	
P A Clarke	60	
J Gildersleeve	60	
A Higginson	60	
T P Leahy	60	
T J R Mason	120	(includes 60 shares in the name of Mrs Fiona Mason)
D T Potts	60	
D E Reid	60	

 © 2003 Dow Jones Reuters Business Interactive LLC (trading as Factiva). All rights reserved.

Enquiries:

J A Bailey

Deputy Secretary

Tesco PLC

Tel: 01992 632222

This information is provided by RNS
The company news service from the London Stock Exchange

END

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REG-Tesco PLC (TSCO.L) Director Shareholding.

158 words
2 April 2003
15:45
Regulatory News Service
English
(c) 2003

.

RNS Number:5643J Tesco PLC 02 April 2003

TESCO PLC

Notification of Interest of Directors and Connected Persons

Tesco PLC announces that, on 2nd April 2003, 97,802 Ordinary Shares of 5p each in the Company were transferred by Tesco Quest Limited, as trustee of the Tesco Qualifying Employee Share Ownership Trust, to satisfy options exercised by employees under the Company's Savings-Related Share Option Scheme (1981). As a result of the transfer, R S Ager, J Gardiner, J Gildersleeve, A Higginson, Sir Terence Leahy, T J R Mason, D E Reid, P A Clarke, D T Potts who are beneficiaries of the trust, ceased to have an interest in the 97,802 Ordinary Shares of 5p each in the Company.

Enquiries:

J A Bailey Esq Deputy Secretary Tesco PLC Tel:-(01992) 632222

This information is provided by RNS
The company news service from the London Stock Exchange

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END

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REG-Office of Fair Trade Merger Update (SFW.L) (MRW.L) (SBRY.L) (TSCO.L).

182 words
28 March 2003
09:17
Regulatory News Service
English
(c) 2003

.

RNS Number:3148J Office of Fair Trading 28 March 2003

The following advices are published on the Office of Fair Trading's website at www.oft.gov.uk and will also appear in the Office's Weekly Gazette.

Report under Section 125(4) of the Fair Trading Act 1973 (the Act) on the advice of the Deputy Director General of Fair Trading, given on 13 March 2003 to the Secretary of State for Trade and Industry under Section 76 of the Act.

Proposed acquisition of Safeway plc by (i) Wm Morrison Supermarkets PLC, (ii) J. Sainsbury plc, (iii) Asda Stores Limited, or (iv) Tesco plc.

Report under Section 125(4) of the Fair Trading Act 1973 (the Act) on the advice given on 13 March 2003 to the Secretary of State for Trade and Industry under Section 76 of the Act.

Proposed acquisition of Safeway plc by Trackdean Investments Ltd.

This information is provided by RNS
The company news service from the London Stock Exchange

END

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REG-Tesco PLC (TSCO.L) Director Shareholding.

158 words
26 March 2003
11:55
Regulatory News Service
English
(c) 2003

.

RNS Number:2229J Tesco PLC 26 March 2003

TESCO PLC

Notification of Interest of Directors and Connected Persons

Tesco PLC announces that, on 26th March 2003, 137,015 Ordinary Shares of 5p each in the Company were transferred by Tesco Quest Limited, as trustee of the Tesco Qualifying Employee Share Ownership Trust, to satisfy options exercised by employees under the Company's Savings-Related Share Option Scheme (1981). As a result of the transfer, R S Ager, J Gardiner, J Gildersleeve, A Higginson, Sir Terence Leahy, T J R Mason, D E Reid, P A Clarke, D T Potts who are beneficiaries of the trust, ceased to have an interest in the 137,015 Ordinary Shares of 5p each in the Company.

Enquiries:

J A Bailey Esq Deputy Secretary Tesco PLC Tel:-(01992) 632222

This information is provided by RNS
The company news service from the London Stock Exchange

END

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REG-TESCO-PLC (TSCO.L) Statement re. Safeway Plc.

2,449 words

19 March 2003

16:18

Business Wire Regulatory Disclosure

English

(c) 2003 Business Wire. All rights reserved.

BW20030319000068 20030319T161552Z UTC

(BW)(TESCO-PLC)(TSCO) Statement re. Safeway Plc

Business Editors
UK REGULATORY NEWS

LONDON--(BUSINESS WIRE)--March 19, 2003--

Not for release, publication or distribution in or into the United States of America, Canada, Australia or Japan

TESCO RESPONSE TO SAFEWAY COMPETITION DECISION

Following the Government's decision to refer all potential supermarket bids for Safeway to the Competition Commission, Tesco said today that it will engage constructively with the Commission and work to secure the best outcome for the consumer.

The UK's leading supermarket said it would remain focussed on its core strategy and on doing a great job for customers.

Responding to the announcement, Chief Executive, Sir Terry Leahy, said: "I am not surprised by this decision, as we have always understood that competition policy limited consolidation of the four national players in our industry.

"As we expected, the authorities will now look at the implications of major structural change including the possibility of consolidation from four national players into only three. If the four national players are to be restructured into three, we believe consumers would be better off if Tesco led that change. Uniquely, Tesco brings together the qualities of a consumer champion, experience across a broad range of store types and a world class management team."

Tesco also expressed concern on the part of consumers that the Government's decision might allow a financial bidder to buy Safeway and then break up and sell on parts of the business. Any such move

 © 2003 Dow Jones Reuters Business Interactive LLC (trading as Factiva). All rights reserved.

should be subject to prior Government clearance in the normal way - and there should be a reference to the Competition Commission if it seems likely to lead to a four into three consolidation by the back door.

Sir Terry continued, "During the reference, and no matter what the outcome, we will remain focussed on delivering the best for our customers. We have already stepped up the pace in the UK as demonstrated by another set of outstanding results at Christmas. Tesco has the most popular customer offering in the UK - more customers choose to shop at Tesco than any other retailer. Our clear four-part strategy continues both to drive growth in food, non-food, and retail services and to develop our business internationally."

Notes For Editors:

1.Tesco announced that it was considering a bid for Safeway on 22 January 2003. The original press release is attached at Annex A.

2. Tesco Christmas Trading Statement was issued on 14 January 2003.

3. Tesco Preliminary Results announcement for the year 2002/03 is due to be released on 8 April 2003.

Enquiries:

Tesco
Lucy Neville-Rolfe +44
(0)1992 644 141
Steven N. Butler +44
(0)1992 644 800

Greenhill & Co. International LLP +44
(0)20 7440 0400
(Financial adviser to Tesco)
Simon Borrows
David Wyles

Morgan Stanley +44
(0)20 7425 5293
(Financial adviser to Tesco)
Simon Robey
Mark Warham

Cazenove & Co. Limited +44
(0)20 7588 2828
(Joint brokers to Tesco)
John Paynter
Julian Cazalet

Deutsche Bank AG London +44
(0)20 7547 6843
(Joint brokers to Tesco)
Charlie Foreman

Maitland Consultancy +44
(0)20 7379 5151
(PR adviser to Tesco)
Angus Maitland
Philip Gawith

 © 2003 Dow Jones Reuters Business Interactive LLC (trading as Factiva). All rights reserved.

This press release does not constitute an offer to sell or the solicitation of an offer to buy securities in any jurisdiction.

The availability of any offer to persons outside the United Kingdom, if made, may be affected by the laws of other jurisdictions. Such persons would need to inform themselves about and observe any applicable requirements of those jurisdictions.

Unless Tesco determines otherwise, any offer will not be made, directly or indirectly, in or into, or by use of the mails or any means or instrumentality (including, without limitation, by means of telephone, facsimile, telex, internet or other forms of electronic communication) of interstate or foreign commerce of, or any facilities of a national securities exchange of, the United States, nor will any such offer be made in or into Canada, Australia or Japan and any such offer will not be capable of acceptance by any such use, means, instrumentality or facility or from within the United States, Canada, Australia or Japan. Accordingly, copies of this announcement and any offer announcement or documents are not being, and must not be, mailed or otherwise forwarded, distributed or sent, in whole or in part, in, into or from the United States, Canada, Australia or Japan. Securities may not be offered or sold in the United States absent registration under the US Securities Act 1933 or an exemption from registration.

This announcement and the annex to it contain a number of forward-looking statements relating to Tesco with respect to, among others, the following: financial condition; results of operation; the businesses of Tesco; future benefits of the transaction; and management plans and objectives. Tesco considers any statements that are not historical facts as "forward-looking statements". They involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. Important factors that could cause actual results to differ materially from estimates or forecasts contained in the forward-looking statements include, among others, the following possibilities: future revenues are lower than expected; costs or difficulties relating to the integration of the businesses of Tesco, or of other future acquisitions, are greater than expected; expected cost savings from the transaction or from other future acquisitions are not fully realised or realised within the expected time frame; competitive pressures in the industry increase; general economic conditions or conditions affecting the relevant industries, whether internationally or in the places Tesco does business are less favourable than expected, and/or conditions in the securities market are less favourable than expected.

Greenhill & Co. International LLP ("Greenhill") is acting exclusively for Tesco as joint financial adviser and for no-one else in connection with the possible offer and will not regard any other person as a client in relation to the possible offer and will not be responsible to anyone other than Tesco for providing the protections afforded to clients of Greenhill nor for providing advice in relation to the possible offer.

Morgan Stanley & Co. Limited ("Morgan Stanley") is acting exclusively for Tesco as joint financial adviser and for no-one else in connection with the possible offer and will not regard any other person as a client in relation to the possible offer and will not be responsible to anyone other than Tesco for providing the protections afforded to clients of Morgan Stanley nor for providing advice in relation to the possible offer.

 © 2003 Dow Jones Reuters Business Interactive LLC (trading as Factiva). All rights reserved.

Cazenove & Co. Limited, which is regulated in the United Kingdom by the Financial Services Authority, is acting as joint broker (within the meaning of the rules of the Financial Services Authority) to Tesco and for no-one else in connection with the possible offer and will not be responsible to anyone other than Tesco for providing the protections afforded to clients of Cazenove & Co. Limited nor for providing advice in relation to the possible offer.

Deutsche Bank AG London, which is regulated in the United Kingdom by the Financial Services Authority, is acting as joint broker (within the meaning of the rules of the Financial Services Authority) to Tesco and for no-one else in connection with the possible offer and will not be responsible to anyone other than Tesco for providing the protections afforded to clients of Deutsche Bank AG London nor for providing advice in relation to the possible offer.

Annex A

22 January 2003

Tesco PLC

Possible offer for Safeway plc

Sir Terry Leahy, Chief Executive of Tesco, said:

"Our success has been built on competition and championing the consumer. We have always understood that competition policy limited consolidation in our industry. The authorities are now being asked to consider a major structural change among the four national supermarket chains. Internationally, and in the UK, we are a consumer champion, we successfully run a diverse range of store types and we have a world class management team. We therefore believe the interests of consumers would best be met if Tesco led any restructuring."

Summary

- The board of Tesco PLC ("Tesco") today announces that it is considering making an offer (the "Offer") to acquire Safeway plc ("Safeway"). Any such Offer would be subject to regulatory clearance and Tesco is making a submission to the Office of Fair Trading.

- If made, the Offer will be an appropriate mix of cash and new.

 © 2003 Dow Jones Reuters Business Interactive LLC (trading as Factiva). All rights reserved.

Tesco shares and will be set at a level which will be compelling to Safeway shareholders and create value for Tesco investors.

- If a restructuring of the market is to involve the three major players, Tesco is best placed to lead this change. Uniquely, Tesco brings together the qualities of a consumer champion, experience across a broad range of store types and a world class management team. In particular:

  - more customers would benefit from Tesco value, quality, choice and service;

  - Tesco has a proven track record of creating value for investors by improving stores and businesses it acquires; and

  - Tesco is confident of its ability, given its experience, to undertake an orderly and well executed restructuring of Safeway's store portfolio.

Competition and local communities

- Tesco flourishes on competition and will work with the regulatory authorities to ensure that the market remains competitive after any consolidation.

- In 2000, the Competition Commission reported that the industry was competitive, that excess profits were not being earned and that all of the major players were able to compete effectively based on the current market structure.

- If the competition authorities are to allow the four majors to become three, Tesco is ready to work with them to promote competition and consumer choice. Tesco has a strong track record and extensive experience as the top performing food retailer in the UK. As a result, Tesco believes that it is best placed to lead such a restructuring to the benefit of the British consumer.

- On local choice, the Safeway portfolio of stores is largely complementary to Tesco's own estate. As a result, Tesco believes that it should be able to retain around three-quarters of Safeway's stores while ensuring competitive local markets.

- Consumers would welcome a Tesco store in many more local communities.

- Many communities would benefit from more local jobs and the extension of Tesco's community programmes.

 © 2003 Dow Jones Reuters Business Interactive LLC (trading as Factiva). All rights reserved.

Customers would benefit

- Tesco has the most popular customer offering in the UK - more customers choose to shop at Tesco than any other retailer and they are more loyal, resulting in the highest sales per square foot among the major supermarket groups(1).
- Expanding Tesco's coverage of the UK would offer this choice to many more customers.
- Tesco would reduce Safeway's prices to Tesco levels overall; regular price checks show that no-one is cheaper than Tesco across a broad basket of products(2). Safeway's prices are currently some 11.7% higher than Tesco's prices based on the 6,000 key lines found in both store chains(3).
- Tesco would roll out its Clubcard programme to the Safeway stores.
- Customer choice, services and quality would also improve. Customers like Tesco's broad product range from Value to Finest and from DVDs to home shopping and financial services.

Employees would benefit

- Tesco offers the best overall benefits package in the industry, including popular profit share and save as you earn schemes. These terms and conditions would be extended to Safeway's employees.
- Tesco has had a partnership with the Trade Union, USDAW, since 1998 that has contributed to Tesco's success.
- As Tesco improved the performance of the retained Safeway stores, it would create many store jobs, offsetting job losses from the closure of Safeway's head office.

Safeway under Tesco ownership

- From convenience stores to hypermarkets, Tesco successfully operates a diverse range of store types (Express, Metro, Superstore and Extra). Tesco is therefore best placed to improve the performance of Safeway's portfolio of stores by applying this expertise.

 © 2003 Dow Jones Reuters Business Interactive LLC (trading as Factiva). All rights reserved.

- In light of this and following a detailed review of Safeway's store portfolio, Tesco believes that it can raise the performance of the retained Safeway stores significantly. Tesco achieves industry leading weekly sales densities of some #22.33 per sq. ft.(4) compared to Safeway's #17.30 per sq. ft.(5).

- In addition to opportunities to increase revenue, Tesco has identified significant cost savings through improved operational efficiency, central cost savings and supply chain benefits.

Tesco's proposal

- Because it can deliver the most value from Safeway's portfolio of stores, Tesco believes that it would be able to present Safeway shareholders with a compelling offer. Any Offer would comprise an appropriate mix of cash and new Tesco shares.

- The share component would offer Safeway's shareholders participation in the value created.

- If made, Tesco's offer for Safeway would be subject to Tesco shareholder approval and would include customary terms and conditions for a UK public offer.

Notes:

1. Source: From data published by an independent grocery industry body identifying the sales per square foot per week for WM Morrison Supermarkets plc, Asda (a wholly owned subsidiary of Wal-Mart Stores, Inc.), Safeway and Tesco for 2001/2002 and J Sainsbury plc for 2000/2001.

2. Source: From data commissioned by Tesco on a weekly basis from an independent market research company identifying the average price difference between prices charged by Tesco, J Sainsbury plc, Asda (a wholly owned subsidiary of Wal-Mart Stores, Inc.) and Safeway, weighted by Tesco sales for each line, in respect of 6,000 to over 10,000 matching lines.

3. Source: From data commissioned by Tesco from an independent market research company identifying the average price difference between Tesco and Safeway, weighted by Tesco sales for each line, in respect of 6,000 matching lines. The data was collated in relation to prices for the week commencing 6 January 2003.

 © 2003 Dow Jones Reuters Business Interactive LLC (trading as Factiva). All rights reserved.

4. Source: Tesco annual report and accounts for the year ended 23 February 2002.

5. Source: Safeway annual report and accounts for the year ended 30 March 2002.

Short Name: Tesco PLC
Category Code: STC
Sequence Number: 00003122
Time of Receipt (offset from UTC): 20030319T160114+0000

--30--FG/uk*

CONTACT: Tesco PLC

KEYWORD: UNITED KINGDOM INTERNATIONAL EUROPE
INDUSTRY KEYWORD: RETAIL SUPERMARKETS
SOURCE: Tesco PLC

Today's News On The Net - Business Wire's full file on the Internet
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REG-Tesco PLC (TSCO.L) Director Shareholding.

158 words
19 March 2003
14:21
Regulatory News Service
English
(c) 2003

.

RNS Number:9429I Tesco PLC 19 March 2003

TESCO PLC

Notification of Interest of Directors and Connected Persons

Tesco PLC announces that, on 19th March 2003, 166,683 Ordinary Shares of 5p each in the Company were transferred by Tesco Quest Limited, as trustee of the Tesco Qualifying Employee Share Ownership Trust, to satisfy options exercised by employees under the Company's Savings-Related Share Option Scheme (1981). As a result of the transfer, R S Ager, J Gardiner, J Gildersleeve, A Higginson, Sir Terence Leahy, T J R Mason, D E Reid, P A Clarke, D T Potts who are beneficiaries of the trust, ceased to have an interest in the 166,683 Ordinary Shares of 5p each in the Company.

Enquiries:

J A Bailey Esq Deputy Secretary Tesco PLC Tel:-(01992) 632222

This information is provided by RNS
The company news service from the London Stock Exchange

END

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REG-Tesco PLC (TSCO.L) Director Shareholding.

158 words
12 March 2003
14:22
Regulatory News Service
English
(c) 2003

RNS Number:6434I Tesco PLC 12 March 2003

TESCO PLC

Notification of Interest of Directors and Connected Persons

Tesco PLC announces that, on 12th March 2003, 142,261 Ordinary Shares of 5p each in the Company were transferred by Tesco Quest Limited, as trustee of the Tesco Qualifying Employee Share Ownership Trust, to satisfy options exercised by employees under the Company's Savings-Related Share Option Scheme (1981). As a result of the transfer, R S Ager, J Gardiner, J Gildersleeve, A Higginson, Sir Terence Leahy, T J R Mason, D E Reid, P A Clarke, D T Potts who are beneficiaries of the trust, ceased to have an interest in the 142,261 Ordinary Shares of 5p each in the Company.

Enquiries:

J A Bailey Esq Deputy Secretary Tesco PLC Tel:-(01992) 632222

This information is provided by RNS
The company news service from the London Stock Exchange

END

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REG-Tesco PLC (TSCO.L) Director Shareholding.

142 words

11 March 2003

12:03

Regulatory News Service

English

(c) 2003

04 JAN 20 AM 7:21

RNS Number:5669I Tesco PLC 11 March 2003

Tesco PLC ("the Company")

DIRECTORS SHAREHOLDING

Tesco PLC was notified on Monday 10 March 2003, that on Friday 7 March 2003, the Trustees of the Tesco Employee Share Ownership Plan purchased Ordinary Shares of 5 pence each in the Company at a price of 161.5p per share on behalf of the Directors below:

Director	Number of Shares	
R S Ager	68	
P A Clarke	68	
J Gildersleeve	68	
A Higginson	68	
T P Leahy	68	
T J R Mason	136	(includes 68 shares in the name of Mrs Fiona Mason)
D T Potts	68	
D E Reid	68	

Enquiries:

 © 2003 Dow Jones Reuters Business Interactive LLC (trading as Factiva). All rights reserved.

J A Bailey Deputy Secretary Tesco PLC Tel: 01992 632222

This information is provided by RNS
The company news service from the London Stock Exchange

END

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REG-Tesco PLC (TSCO.L) Director Shareholding.

160 words
5 March 2003
15:20
Regulatory News Service
English
(c) 2003

RNS Number:3380I Tesco PLC 05 March 2003

TESCO PLC

Notification of Interest of Directors and Connected Persons

Tesco PLC announces that, on 5th March 2003, 1,214,875 Ordinary Shares of 5p each in the Company were transferred by Tesco Quest Limited, as trustee of the Tesco Qualifying Employee Share Ownership Trust, to satisfy options exercised by employees under the Company's Savings-Related Share Option Scheme (1981). As a result of the transfer, R S Ager, J Gardiner, J Gildersleeve, A Higginson, Sir Terence Leahy, T J R Mason, D E Reid, P A Clarke, D T Potts who are beneficiaries of the trust, ceased to have an interest in the 1,214,875 Ordinary Shares of 5p each in the Company.

Enquiries:

J A Bailey Esq Deputy Secretary Tesco PLC Tel:-(01992) 632222

This information is provided by RNS
The company news service from the London Stock Exchange

END

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REG-Tesco PLC (TSCO.L) Directorate Change.

719 words

5 March 2003

07:11

Regulatory News Service

English

(c) 2003

.

RNS Number:2990I Tesco PLC 05 March 2003

5 March 2003

TESCO ANNOUNCES BOARD CHANGES

Tesco Plc today announced that David Reid, Deputy Chairman, will become Non-Executive Chairman when the current Chairman, John Gardiner, retires in March 2004.

Rodney Chase, until recently Deputy Group Chief Executive British Petroleum Plc, who was appointed as a Non-Executive Director on 1 July 2002, will become Deputy Chairman and the Senior Non-Executive Director at the same time.

John Gardiner said: "I am delighted to have worked with the Tesco team led by Terry Leahy, Chief Executive, over the last six years. I am very pleased that David Reid, our Deputy Chairman, will succeed me after he retires as an executive at the end of the year. His appointment followed a robust, open and soundly based process run by our Nominations Committee.

"David Reid as well as being an excellent Chairman, will help provide the necessary continuity for Tesco as it proceeds with the roll-out of its successful strategy. He has made a huge contribution in different parts of

 © 2003 Dow Jones Reuters Business Interactive LLC (trading as Factiva). All rights reserved.

the business and in recent years has led our international expansion.

"We are also delighted to have the services of Rodney Chase as Deputy Chairman and our Senior Non-Executive Director. Rodney joined the Board last year and his business expertise and international perspective have proved invaluable.

"Good management succession is a hallmark of Tesco and these appointments are part of the Board's long-term evolution."

For further information:

Lucy Neville Rolfe	Tesco Plc	01992 644141
Steve Butler	Tesco plc	01992 644800
Angus Maitland	The Maitland Consultancy	020 7379 5151
Philip Gawith	The Maitland Consultancy	020 7379 5151.

NOTES TO EDITORS

David Reid

David Reid, 56, joined the Board of Tesco in 1985 and became Deputy Chairman in 1996. He is currently responsible for international development and operations and strategic planning. He has been a Non-Executive Director of Westbury plc, Legal and General Group plc and The Greenalls Group plc.

For the last five years he has led Tesco's international development, including the organic growth of the Company's hypermarkets in Central Europe and Asia - now 150 in total-and complementary acquisitions such at HIT.

He was Finance Director of Tesco from 1985 to 1997 and led finance, distribution and IT during that critical period.

Prior to joining Tesco, he worked for BAT, Philips NV and Peat Marwick Mitchell, Paris. He is a member of the Institute of Chartered Accountants, Scotland.

Rodney Chase

Rodney Chase, 59, appointed to the Tesco Board in 2002, is former Deputy Group Chief Executive of The British Petroleum Company plc where he spent his entire 39 year career and held various senior executive positions worldwide.

 © 2003 Dow Jones Reuters Business Interactive LLC (trading as Factiva). All rights reserved.

He is currently a Non-Executive Director of Diageo plc and Computer Sciences Corporation and previously of The BOC Group plc and National City Corporation.

Tesco

Tesco is an international retailing group operating 1023 stores in ten markets and employing 285,000 people.

In its last financial year the Company achieved another year of outstanding organic growth with Group sales rising by 12.7% to £25.7 billion and underlying pre-tax profits up by 14.1% to £1.2 billion.

These results reflected continuing outstanding performance from all elements of the Tesco strategy: the core UK business, non-food, retailing services and international.

The Process

In the second half of 2001, the Nominations Committee of the Tesco plc Board started the process of seeking a successor to its Chairman, John Gardiner, with the expectation that the change would take place early in 2004.

The Committee appointed the recruitment consultancy Whitehead Mann to advise on the process. A major part of this process consisted of Whitehead Mann interviewing all Board members individually and in confidence, to determine their views of the role of the Chairman of Tesco plc in the future. During the process internal and external candidates were put forward and considered.

At the end of the process a report was produced which the Nominations Committee put in front of the whole Board for comment and decision. At the resulting meeting, the Board gave full support to David Reid as Non-Executive Chairman.

This information is provided by RNS
The company news service from the London Stock Exchange

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REG-Tesco PLC (TSCO.L) Circ re. Change of Trustee.

109 words
27 February 2003
16:59
Regulatory News Service
English
(c) 2003

.

RNS Number:0945I Tesco PLC 27 February 2003

Tesco PLC

Circular to shareholders - Change of Trustee under £125m 4% Deep Discount Loan Stock.

A Copy of the above document has been submitted to the UK Listing Authority and will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility, which is situated at:

The Financial Services Authority 25 The North Colonnade Canary Wharf London E14 5HS

Enquiries:

J A Bailey Esq Deputy Secretary Tesco PLC Tel:-(01992) 632222

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This information is provided by RNS
The company news service from the London Stock Exchange
```

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REG-Tesco PLC (TSCO.L) Director Shareholding.

158 words
26 February 2003
15:49
Regulatory News Service
English
(c) 2003

RNS Number:0233I Tesco PLC 26 February 2003

TESCO PLC

Notification of Interest of Directors and Connected Persons

Tesco PLC announces that, on 26th February 2003, 209,787 Ordinary Shares of 5p each in the Company were transferred by Tesco Quest Limited, as trustee of the Tesco Qualifying Employee Share Ownership Trust, to satisfy options exercised by employees under the Company's Savings-Related Share Option Scheme (1981). As a result of the transfer, R S Ager, J Gardiner, J Gildersleeve, A Higginson, Sir Terence Leahy, T J R Mason, D E Reid, P A Clarke, D T Potts who are beneficiaries of the trust, ceased to have an interest in the 209,787 Ordinary Shares of 5p each in the Company.

Enquiries:

J A Bailey Esq Deputy Secretary Tesco PLC Tel:-(01992) 632222

This information is provided by RNS
The company news service from the London Stock Exchange

 © 2003 Dow Jones Reuters Business Interactive LLC (trading as Factiva). All rights reserved.

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REG-Tesco PLC (TSCO.L) Director Shareholding.

177 words
21 February 2003
14:26
Regulatory News Service
English
(c) 2003

RNS Number:8189H Tesco PLC 21 February 2003

TESCO PLC

Notification of Interest of Directors and Connected Persons

Tesco PLC announces that, on 21st February 2003, 1,001,172 Ordinary Shares of 5p each in the Company were allotted and issued to Tesco QUEST Limited, as trustee of the Tesco Qualifying Employee Share Ownership Trust, at a subscription price of 169p per share pursuant to the Company's Savings-Related Share Option Scheme (1981). As a result of the allotment and issue, R S Ager, J Gardiner, J Gildersleeve, A T Higginson, Sir Terence Leahy, T J R Mason, D E Reid, P A Clarke, D T Potts all collectively have an interest in the 1,001,172 Ordinary Shares of 5p each in the Company as the beneficiaries of the trust include all employees of the group including these Directors.

```
Enquiries:      J A Bailey Esq
                Deputy Secretary
                Tesco PLC
                Tel:-(01992) 632222
```

 © 2003 Dow Jones Reuters Business Interactive LLC (trading as Factiva). All rights reserved.

This information is provided by RNS
The company news service from the London Stock Exchange

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REG-Tesco PLC (TSCO.L) Tesco Pension Scheme.

427 words

19 February 2003

15:02

Regulatory News Service

English

(c) 2003

RNS Number:7005H Tesco PLC 19 February 2003

TESCO BOOSTS FUNDING OF PENSION SCHEME

Tesco today said that it is to increase the amount the company pays into its Final Salary pension scheme. This is alongside a smaller increase in staff contribution, following the three-year actuarial valuation. Tesco will pay more than two thirds of the extra cost required, more than double the employee contribution.

The result of our three-year actuarial valuation is a deficit of £159m. We are 91% funded, compared to 96% in 1999.

Tesco said:

"We have always taken a proactive and responsible approach to managing pension schemes. This early move will ensure that future benefits are safeguarded and that the best interests of staff and shareholders are met.

Our pensions schemes are amongst the best in the industry. We recognise that Pensions play a vital part in the rewards package and is part of the reason that people like to work for Tesco".

Notes for Editors:

1. Tesco has two schemes the final salary scheme, and the Pension Builder

scheme, which covers the majority of Tesco staff and is not affected by this change.

2. Tesco has a large but immature pension scheme. The Final Salary scheme has

40,000 members and the Pension builder scheme has 80,000 members. There are only 10,000 pensioners in the scheme.

 © 2003 Dow Jones Reuters Business Interactive LLC (trading as Factiva). All rights reserved.

3. Two years ago we announced our ground breaking Pension Builder career average

scheme, a defined benefits scheme which bucks the trend towards less secure money purchase schemes. Pension Builder now has 80,000 members, providing them with a flexible and transparent investment for the future.

4. Pension Builder provides defined benefits to full-time, part-time and

temporary employees. The scheme takes into account overtime and is particularly suitable for retail staff who work varying hours.

5. In addition to good Pensions, our staff enjoy the best benefits package in

the industry including:

- One of the best pay rates in the sector

- £38 million profit share paid out in 2002

- £68 million payout from Save As You Earn schemes in 2003

- A Buy As You Earn scheme offering staff the chance to buy tax free shares

from their gross pay;

- Staff discount

- Access to a range of voluntary benefits including healthcare, financial

advice, and leisure deals.

Enquiries:

Investor Relations Lucy Cross 01992
646663
Press Karen Marshall 01992
644645
The Maitland Consultancy Angus Maitland 020 7379
5151
This information is provided by RNS
The company news service from the London Stock Exchange

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REG-Tesco PLC (TSCO.L) Director Shareholding.

158 words
19 February 2003
14:36
Regulatory News Service
English
(c) 2003

RNS Number:7044H Tesco PLC 19 February 2003

TESCO PLC

Notification of Interest of Directors and Connected Persons

Tesco PLC announces that, on 19th February 2003, 274,823 Ordinary Shares of 5p each in the Company were transferred by Tesco Quest Limited, as trustee of the Tesco Qualifying Employee Share Ownership Trust, to satisfy options exercised by employees under the Company's Savings-Related Share Option Scheme (1981). As a result of the transfer, R S Ager, J Gardiner, J Gildersleeve, A Higginson, Sir Terence Leahy, T J R Mason, D E Reid, P A Clarke, D T Potts who are beneficiaries of the trust, ceased to have an interest in the 274,823 Ordinary Shares of 5p each in the Company.

Enquiries:

J A Bailey Esq Deputy Secretary Tesco PLC Tel:-(01992) 632222

This information is provided by RNS
The company news service from the London Stock Exchange

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REG-Tesco PLC (TSCO.L) Director Shareholding.

182 words
13 February 2003
12:20
Regulatory News Service
English
(c) 2003

RNS Number:4592H Tesco PLC 13 February 2003

Tesco PLC

DIRECTORS' SHAREHOLDINGS

The Directors of Tesco PLC shown below have today received Ordinary Shares of 5p each released through the Tesco Executive Incentive Scheme at 170.25p per share. The Company has retained an additional 40% of the shares released to cover the tax liability of each Director.

Director	Year of Scheme	Number of Shares
R S Ager	Long Term 1996	80,729
	Short Term 1998	45,094
J Gildersleeve	Long Term 1996	103,474
	Short Term 1998	57,655
Sir Terence Leahy	Long Term 1996	103,474
	Short Term 1998	66,371

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T J R Mason	Long Term 1996	53,643
	Short Term 1998	41,638
(Mrs F M Mason)	2001 Bonus	4,167
D E Reid	Long Term 1996	103,474
	Short Term 1998	60,643
A T Higginson	Short Term 1998	21,131

Enquiries: J A Bailey Esq
Deputy Secretary
Tesco PLC
Tel: 01992 632222

This information is provided by RNS
The company news service from the London Stock Exchange

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REG-Tesco PLC (TSCO.L) Director Shareholding.

175 words

12 February 2003

14:18

Regulatory News Service

English

(c) 2003

RNS Number:4051H Tesco PLC 12 February 2003

TESCO PLC

Notification of Interest of Directors and Connected Persons

Tesco PLC announces that, on 12th February 2003, 953,734 Ordinary Shares of 5p each in the Company were allotted and issued to Tesco QUEST Limited, as trustee of the Tesco Qualifying Employee Share Ownership Trust, at a subscription price of 169p per share pursuant to the Company's Savings-Related Share Option Scheme (1981). As a result of the allotment and issue, R S Ager, J Gardiner, J Gildersleeve, A T Higginson, Sir Terence Leahy, T J R Mason, D E Reid, P A Clarke, D T Potts all collectively have an interest in the 953,734 Ordinary Shares of 5p each in the Company as the beneficiaries of the trust include all employees of the group including these Directors.

Enquiries: J A Bailey Esq
Deputy Secretary
Tesco PLC
Tel:-(01992) 632222

This information is provided by RNS
The company news service from the London Stock Exchange

END

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REG-Tesco PLC (TSCO.L) Director Shareholding.

138 words
11 February 2003
15:37
Regulatory News Service
English
(c) 2003

RNS Number:3505H Tesco PLC 11 February 2003

Tesco PLC ("the Company")

DIRECTORS SHAREHOLDING

Tesco PLC has today been notified that on 7 February 2003, the Trustees of the Tesco Employee Share Ownership Plan purchased Ordinary Shares of 5 pence each in the Company at a price of 171.25p per share on behalf of the Directors below:

Director	Number of Shares	
R S Ager	64	
P A Clarke	64	
J Gildersleeve	64	
A Higginson	64	
T P Leahy	64	
T J R Mason	128	(includes 64 shares in
D T Potts	64	the name of Mrs Fiona Mason)
D E Reid	64	

Enquiries:

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REG-Tesco PLC (TSCO.L) Director Shareholding.

160 words
5 February 2003
14:56
Regulatory News Service
English
(c) 2003

RNS Number:1045H Tesco PLC 05 February 2003

TESCO PLC

Notification of Interest of Directors and Connected Persons

Tesco PLC announces that, on 5th February 2003, 33,826,591 Ordinary Shares of 5p each in the Company were transferred by Tesco Quest Limited, as trustee of the Tesco Qualifying Employee Share Ownership Trust, to satisfy options exercised by employees under the Company's Savings-Related Share Option Scheme (1981). As a result of the transfer, R S Ager, J Gardiner, J Gildersleeve, A Higginson, Sir Terence Leahy, T J R Mason, D E Reid, P A Clarke, D T Potts who are beneficiaries of the trust, ceased to have an interest in the 33,826,591 Ordinary Shares of 5p each in the Company.

Enquiries:

J A Bailey Esq Deputy Secretary Tesco PLC Tel:-(01992) 632222

This information is provided by RNS
The company news service from the London Stock Exchange

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REG-Tesco PLC (TSCO.L) Director Shareholding.

177 words
3 February 2003
16:34
Regulatory News Service
English
(c) 2003

RNS Number:9787G Tesco PLC 03 February 2003

TESCO PLC

Notification of Interest of Directors and Connected Persons

Tesco PLC announces that, on 3rd February 2003, 27,503,660 Ordinary Shares of 5p each in the Company were allotted and issued to Tesco QUEST Limited, as trustee of the Tesco Qualifying Employee Share Ownership Trust, at a subscription price of 169p per share pursuant to the Company's Savings-Related Share Option Scheme (1981). As a result of the allotment and issue, R S Ager, J Gardiner, J Gildersleeve, A T Higginson, Sir Terence Leahy, T J R Mason, D E Reid, P A Clarke, D T Potts all collectively have an interest in the 27,503,660 Ordinary Shares of 5p each in the Company as the beneficiaries of the trust include all employees of the group including these Directors.

```
Enquiries:      J A Bailey Esq
                Deputy Secretary
                Tesco PLC
                Tel:-(01992) 632222
```

 © 2003 Dow Jones Reuters Business Interactive LLC (trading as Factiva). All rights reserved.

This information is provided by RNS
The company news service from the London Stock Exchange

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REG-Tesco PLC (TSCO.L) Director Shareholding.

113 words
3 February 2003
16:30
Regulatory News Service
English
(c) 2003

RNS Number:9782G Tesco PLC 03 February 2003

Tesco PLC ("the Company")

DIRECTORS SHAREHOLDING

The Company was informed that the following Directors have today exercised options over Ordinary shares of 5p each in the Company under the Tesco Savings-Related Share Option Scheme (1981) at an option price of 121.66p per share:

Director	No. of Shares
P A Clarke	3,969
J Gildersleeve	8,505
T J R Mason	6,804
D E Reid	5,670

 © 2003 Dow Jones Reuters Business Interactive LLC (trading as Factiva). All rights reserved.

Enquiries:

J A Bailey Esq Deputy Secretary Tesco PLC Tel:(01992) 632222

This information is provided by RNS
The company news service from the London Stock Exchange

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Statement re Possible Offer LONDON--(BUSINESS WIRE)--Jan. 22, 2003-- Tesco PLC Possible offer for Safeway plc Not for release, publication or distribution in or into the United States of America, Canada, Australia or Japan Sir Terry Leahy, Chief Executive of Tesco, said: 'Our success has been built on competition and championing the consumer. We have always understood that competition policy limited consolidation in our industry. The authorities are now being asked to consider a major structural change among the four national supermarket chains. Internationally, and in the UK, we are a consumer champion, we successfully run a diverse range of store types and we have a world class management team. We therefore believe the interests of consumers would best be met if Tesco led any restructuring.' Summary - The board of Tesco PLC ('Tesco') today announces that it is considering making an offer (the 'Offer') to acquire Safeway plc ('Safeway'). Any such Offer would be subject to regulatory clearance and Tesco is making a submission to the Office of Fair Trading. - If made, the Offer will be an appropriate mix of cash and new Tesco shares and will be set at a level which will be compelling to Safeway shareholders and create value for Tesco investors. - If a restructuring of the market is to involve the three major players, Tesco is best placed to lead this change. Uniquely, Tesco brings together the qualities of a consumer champion, experience across a broad range of store types and a world class management team. In particular: -- more customers would benefit from Tesco value, quality, choice and service; -- Tesco has a proven track record of creating value for investors by improving stores and businesses it acquires; and -- Tesco is confident of its ability, given its experience, to undertake an orderly and well executed restructuring of Safeway's store portfolio. Competition and local communities - Tesco flourishes on competition and will work with the regulatory authorities to ensure that the market remains competitive after any consolidation. - In 2000, the Competition Commission reported that the industry was competitive, that excess profits were not being earned and that all of the major players were able to compete effectively based on the current market structure. - If the competition authorities are to allow the four majors to become three, Tesco is ready to work with them to promote competition and consumer choice. Tesco has a strong track record and extensive experience as the top performing food retailer in the UK. As a result, Tesco believes that it is best placed to lead such a restructuring to the benefit of the British consumer. - On local choice, the Safeway portfolio of stores is largely complementary to Tesco's own estate. As a result, Tesco believes that it should be able to retain around three-quarters of Safeway's stores while ensuring competitive local markets. - Consumers would welcome a Tesco store in many more local communities. - Many communities would benefit from more local jobs and the extension of Tesco's community programmes. Customers would benefit - Tesco has the most popular customer offering in the UK - more customers choose to shop at Tesco than any other retailer and they are more loyal, resulting in the highest sales per square foot among the major supermarket groups(1). - Expanding Tesco's coverage of the UK would offer this choice to many more customers. - Tesco would reduce Safeway's prices to Tesco levels overall; regular price checks show that no-one is cheaper than Tesco across a broad basket of products(2). Safeway's prices are currently some 11.7% higher than Tesco's prices based on the 6,000 key lines found in both store chains(3). - Tesco would roll out its Clubcard programme to the Safeway stores. - Customer choice, services and quality would also improve. Customers like Tesco's broad product range from Value to Finest and from DVDs to home shopping and financial services. Employees would benefit - Tesco offers the best overall benefits package in the industry, including popular profit share and save as you earn schemes. These terms and conditions would be extended to Safeway's employees. - Tesco has had a partnership with the Trade Union, USDAW, since 1998 that has contributed to Tesco's success. - As Tesco improved the performance of the retained Safeway stores, it would create many store jobs, offsetting job losses from the closure of Safeway's head office. Safeway under Tesco ownership - From convenience stores to hypermarkets, Tesco successfully operates a diverse range of store types (Express, Metro, Superstore and Extra). Tesco is therefore best placed to improve the performance of Safeway's portfolio of stores by applying this expertise. - In light of this and following a detailed review of Safeway's store portfolio, Tesco believes that it can raise the performance of the retained Safeway stores significantly. Tesco achieves industry leading weekly sales densities of some £22.33 per sq. ft.(4) compared to Safeway's £17.30 per sq. ft.(5). - In addition to opportunities to increase revenue, Tesco has identified significant cost savings through improved operational efficiency, central cost savings and supply chain benefits. Tesco's proposal - Because it can deliver the most value from Safeway's portfolio of stores, Tesco believes that it would be able to present Safeway shareholders with a compelling offer. Any Offer would comprise an appropriate mix of cash and new Tesco shares. - The share component would offer Safeway's shareholders participation in the value created. - If made, Tesco's offer for Safeway would be subject to Tesco shareholder approval and would include customary terms and conditions for a UK public offer. Enquiries: Tesco Lucy Neville-Rolfe +44 (0)1992 646 606 Steven N. Butler +44 (0)1992 644 800 Greenhill & Co. International LLP +44 (0)20 7440 0400 (Financial adviser to Tesco) Simon Borrows David Wyles Cazenove & Co. Limited +44 (0)20 588 2828 (Joint brokers to Tesco) John Paynter Julian Cazalet Deutsche Bank AG London +44 (0)20 7547 6843 (Joint brokers to Tesco) Charlie Foreman Maitland Consultancy +44 (0)20 7379 5151 (PR adviser to Tesco) Angus Maitland Philip Gawith *T Notes: 1. Source: From data published by an independent

grocery industry body identifying the sales per square foot per week for WM Morrison Supermarkets plc, Asda (a wholly owned subsidiary of Wal-Mart Stores, Inc.), Safeway and Tesco for 2001/2002 and J Sainsbury plc for 2000/2001. 2. Source: From data commissioned by Tesco on a weekly basis from an independent market research company identifying the average price difference between prices charged by Tesco, J Sainsbury plc, Asda (a wholly owned subsidiary of Wal-Mart Stores, Inc.) and Safeway, weighted by Tesco sales for each line, in respect of 6,000 to over 10,000 matching lines. 3. Source: From data commissioned by Tesco from an independent market research company identifying the average price difference between Tesco and Safeway, weighted by Tesco sales for each line, in respect of 6,000 matching lines. The data was collated in relation to prices for the week commencing 6 January 2003. 4. Source: Tesco annual report and accounts for the year ended 23 February 2002. 5. Source: Safeway annual report and accounts for the year ended 30 March 2002. This press release does not constitute an offer to sell or the solicitation of an offer to buy securities in any jurisdiction. The availability of any Offer to persons outside the United Kingdom, if made, may be affected by the laws of other jurisdictions. Such persons would need to inform themselves about and observe any applicable requirements of those jurisdictions. Unless Tesco determines otherwise, any Offer will not be made, directly or indirectly, in or into, or by use of the mails or by any means or instrumentality (including, without limitation, by means of telephone, facsimile, telex, internet or other forms of electronic communication) of interstate or foreign commerce of, or by any facilities of a national securities exchange of, the United States, nor will any Offer be made in or into Canada, Australia or Japan and any Offer will not be capable of acceptance by any such use, means, instrumentality or facility or from within the United States, Canada, Australia or Japan. Accordingly, copies of this announcement and any Offer announcement or documents are not being, and must not be, mailed or otherwise forwarded, distributed or sent, in whole or in part, in, into or from, the United States, Canada, Australia or Japan. Securities may not be offered or sold in the United States absent registration under the US Securities Act of 1933 or an exemption from registration. This announcement contains a number of forward-looking statements relating to Tesco with respect to, among others, the following: financial condition; results of operation; the businesses of Tesco; future benefits of the transaction; and management plans and objectives. Tesco considers any statements that are not historical facts as 'forward-looking statements'. They involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. Important factors that could cause actual results to differ materially from estimates or forecasts contained in the forward-looking statements include, among others, the following possibilities: future revenues are lower than expected; costs or difficulties relating to the integration of the businesses of Tesco, or of other future acquisitions, are greater than expected; expected cost savings from the transaction or from other future acquisitions are not fully realised or realised within the expected time frame; competitive pressures in the industry increase; general economic conditions or conditions affecting the relevant industries, whether internationally or in the places Tesco does business are less favourable than expected, and/or conditions in the securities market are less favourable than expected. Greenhill & Co. International LLP ('Greenhill'), which is regulated in the United Kingdom by the Financial Services Authority, is acting exclusively for Tesco as financial adviser (within the meaning of the rules of the Financial Services Authority) and for no-one else in connection with the possible Offer and will not be responsible to anyone other than Tesco for providing the protections afforded to clients of Greenhill nor for providing advice in relation to the possible Offer. Cazenove & Co. Limited, which is regulated in the United Kingdom by the Financial Services Authority, is acting as joint broker (within the meaning of the rules of the Financial Services Authority) to Tesco and for no-one else in connection with the possible Offer and will not be responsible to anyone other than Tesco for providing the protections afforded to clients of Cazenove & Co. Limited nor for providing advice in relation to the possible Offer. Deutsche Bank AG London, which is regulated in the United Kingdom by the Financial Services Authority, is acting as joint broker (within the meaning of the rules of the Financial Services Authority) to Tesco and for no-one else in connection with the possible Offer and will not be responsible to anyone other than Tesco for providing the protections afforded to clients of Deutsche Bank AG London nor for providing advice in relation to the possible Offer. Short Name: Tesco PLC Category Code: OFD Sequence Number: 00001653 Time of Receipt (offset from UTC): 20030121T232830+0000

Tesco PLC 22 January 2003 TESCO PLC Notification of Interest of Directors and Connected Persons Tesco PLC announces that, on 22nd January 2003, 5,602 Ordinary Shares of 5p each in the Company were transferred by Tesco Quest Limited, as trustee of the Tesco Qualifying Employee Share Ownership Trust, to satisfy options exercised by employees under the Company's Savings-Related Share Option Scheme (1981). As a result of the transfer, R S Ager, J Gardiner, J Gildersleeve, A Higginson, Sir Terence Leahy, T J R Mason, D E Reid, P A Clarke, D T Potts who are beneficiaries of the trust, ceased to have an interest in the 5,602 Ordinary Shares of 5p each in the Company. Enquiries: J A Bailey Esq Deputy Secretary Tesco PLC Tel:- (01992) 632222 This information is provided by RNS The company news service from the London Stock Exchange

Tesco PLC 15 January 2003 TESCO PLC Notification of Interest of Directors and Connected Persons Tesco PLC announces that, on 15th January 2003, 49,311 Ordinary Shares of 5p each in the Company were transferred by Tesco Quest Limited, as trustee of the Tesco Qualifying Employee Share Ownership Trust, to satisfy options exercised by employees under the Company's Savings-Related Share Option Scheme (1981). As a result of the transfer, R S Ager, J Gardiner, J Gildersleeve, A Higginson, Sir Terence Leahy, T J R Mason, D E Reid, P A Clarke, D T Potts who are beneficiaries of the trust, ceased to have an interest in the 49,311 Ordinary Shares of 5p each in the Company. Enquiries: J A Bailey Esq Deputy Secretary Tesco PLC Tel:- (01992) 632222 This information is provided by RNS The company news service from the London Stock Exchange

Tesco PLC
14 January 2003

Tesco PLC ('the Company')

DIRECTORS SHAREHOLDING

Tesco PLC was notified on 14 January 2003 that on 10th January 2003, the Trustees of the Tesco Employee Share Ownership Plan purchased Ordinary Shares of
5 pence each in the Company at a price of 188.50p per share on behalf of the Directors below :

Director	Number of Shares	
R S Ager	59	
P A Clarke	59	
J Gildersleeve	59	
A Higginson	59	
T P Leahy	59	
T J R Mason	118	(includes 59 shares in the name of Mrs Fiona Mason)
D T Potts	59	
D E Reid	59	

Enquiries:

J A Bailey

Deputy Secretary

Tesco PLC

Tel: 01992 632222

This information is provided by RNS
The company news service from the London Stock Exchange

Tesco PLC
08 January 2003

TESCO PLC

Notification of Interest of Directors and Connected Persons

Tesco PLC announces that, on 8th January 2003, 45,199 Ordinary Shares of 5p each
in the Company were transferred by Tesco Quest Limited, as trustee of the Tesco
Qualifying Employee Share Ownership Trust, to satisfy options exercised by
employees under the Company's Savings-Related Share Option Scheme (1981). As a
result of the transfer, R S Ager, J Gardiner, J Gildersleeve, A Higginson, Sir
Terence Leahy, T J R Mason, D E Reid, P A Clarke, D T Potts who are
beneficiaries of the trust, ceased to have an interest in the 45,199 Ordinary
Shares of 5p each in the Company.

Enquiries:

J A Bailey Esq

Deputy Secretary

Tesco PLC

Tel:- (01992) 632222

This information is provided by RNS
The company news service from the London Stock Exchange

Tesco PLC 14 January 2003 14 January 2003 TESCO PLC CHRISTMAS & NEW YEAR TRADING STATEMENT GROUP SALES GROW BY 11.1% STRONG GROUP SALES GROWTH Group sales for the seven weeks ending 4th January 2003 increased by 11.1%. This growth was driven by all four parts of our strategy: a continued strong core UK performance, increasing non-food sales, strong performance across our international business and the success of retailing services. EXCELLENT UK GROWTH Total UK sales for the seven weeks ending 4th January were up 8.0%, including like for like of 4.8%. We have seen strong volumes of 5.0%, reflecting our determination to deliver the best value for customers. STRONG INTERNATIONAL PERFORMANCE International sales were up 24.9% including sales from 13 HIT stores over the Christmas and New Year period, in line with our plans. We now have 152 international hypermarkets, giving us over 18 million sq. ft. of sales space overseas. - ends - Enquiries:- Steve Butler - Tesco Investor Relations Tel:- 01992 644 800 Tesco Press Office Tel:- 01992 644 645 Angus Maitland - Maitland Consultancy Tel:- 0207 379 5151 This information is provided by RNS The company news service from the London Stock Exchange

Offer Update

LONDON--(BUSINESS WIRE)--Jan. 6, 2003--

Not for release, publication or distribution in or into the United States, Canada, Australia or Japan

Recommended Offer for T&S Stores Plc ('T&S')

Level of acceptances and unconditional in all respects

On 23 December 2002 the board of Tesco announced that the Offer had become unconditional as to acceptances following receipt by it of valid acceptances in respect of 68,632,252 T&S Shares (representing approximately 85.0 per cent. of the issued share capital of T&S).

All conditions to the Offer have now either been satisfied or waived. Accordingly the Offer is declared unconditional in all respects and will remain open until further notice. T&S Shareholders who wish to accept the Offer, and who have not done so, should complete the Form of Acceptance enclosed with the Offer document and return it as soon as possible. The consideration due under the Offer and the share certificates will be dispatched to accepting T&S Shareholders no later than 20 January 2003, or within 14 days of receipt of acceptances of the Offer, which are complete in all respects, if received after 6 January 2003.

As at 3:00 p.m. 3 January 2003, Tesco had received valid acceptances under the Offer in respect of 68,934,942 T&S Shares representing 85.4 per cent. of the issued ordinary share capital of T&S.

These acceptances include acceptances from T&S Directors and from David Lockett-Smith (co-founder of T&S) and his wife pursuant to irrevocable undertakings amounting in aggregate to 3,534,470 T&S Shares, representing approximately 4.4 per cent. of T&S' existing issued share capital.

Application has been made to the UK Listing Authority and the London Stock Exchange for up to 190,000,000 new Tesco Shares, to trade on the London Stock Exchange and to be admitted to the Official List. The Shares rank pari passu with the existing issued shares of Tesco. Application has also been made for a block listing of 5,500,000 new Tesco Shares to cover outstanding options granted under T&S Share Option Schemes. Dealings in the new Tesco Shares are expected to commence at 8.00 a.m. on 6 January 2003.

Tesco intends to seek the cancellation of the listing of the ordinary share capital of T&S from the Official List of the UK Listing Authority, such cancellation to take effect at 8:00 a.m. on 4 February 2003.

Immediately prior to the commencement of the Offer Period on 30 October 2002, neither Tesco nor any persons deemed to be acting in concert with Tesco owned or had rights over T&S Shares. Neither Tesco nor any person deemed to be acting in concert with Tesco has acquired or agreed to acquire any T&S Shares or rights over such shares during the Offer Period.

Terms defined in the Offer document dated 15 November 2002 have the same meaning in this announcement.

Enquiries:

Tesco	Lucy Neville-Rolfe
+44 (0)1992 646 606	
	Steven N. Butler
+44 (0)1992 644 800	
Greenhill (Financial adviser to Tesco)	Simon A. Borrows
+44 (0) 20 7440 0400	
	David Wyles
+44 (0) 20 7440 0400	

Greenhill & Co. International LLP ('Greenhill'), which is regulated in the United Kingdom by the Financial Services Authority, is acting for Tesco and no one else in connection with the Offer and will not be responsible to anyone other than Tesco for providing the protections afforded to customers of Greenhill or for giving advice in relation to the Offer.

The availability of the Offer to persons outside the United Kingdom may be affected by the laws of other jurisdictions. Such persons should inform themselves about and observe any applicable requirements of those jurisdictions.

The Offer is not being and will not be made, directly or indirectly, in or into, or by use of the mails of, or by any means or instrumentality (including, without limitation, telephone, facsimile, telex, internet or other forms of electronic communication) of interstate or foreign commerce of, or any facility of a national securities exchange of, the United States, Canada, Australia or Japan and the Offer will not be capable of acceptance by any such use, means, instrumentality or facility or from within these jurisdictions. Accordingly, copies of this announcement, the Offer document and any related document are not being, and must not be, mailed, transmitted or otherwise forwarded, distributed or sent, in whole or in part, in, into or from, the United States, Canada, Australia or Japan.

Securities may not be offered or sold in the United States absent registration or an exemption from registration under the U.S. Securities Act of 1933, as amended (the 'Securities Act'). The new shares to be issued in connection with the Offer have not been, nor will they be, registered under the Securities Act, or under the securities laws of any state of the United States and, accordingly, may not be offered or sold within the United States.

This announcement does not constitute an offer to sell or the solicitation of an offer to buy securities in the United States, Canada, Australia or Japan or in any other jurisdiction in which such an offer or solicitation would be unlawful.

Short Name: Tesco PLC
Category Code: OUP
Sequence Number: 00001527
Time of Receipt (offset from UTC): 20030103T165847+0000